Submitted on a confidential basis on June 10, 2013

CONFIDENTIAL TREATMENT REQUESTED

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Marlin Midstream Partners, LP

(Exact Name of Registrant as Specified in its Charter)

Delaware	4922	46-2627595
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2105 CityWest Boulevard

Suite 100

Houston, Texas 77042

(832) 200-3702

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Terry D. Jones

Executive Vice President and General Counsel

2105 CityWest Boulevard

Suite 100

Houston, Texas 77042

(832) 217-1848

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Brett E. Braden Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	David C. Buck Stephanie C. Beauvais Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, TX 77002 (713) 220-4200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$	$

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JUNE 10, 2013

PROSPECTUS

Common Units

Representing Limited Partner Interests

Marlin Midstream Partners, LP

This is Marlin Midstream Partners, LP’s initial public offering. We are selling              common units.

We currently expect the public offering price to be between $         and $         per common unit. Currently, no public market exists for our common units. After the pricing of the offering, we expect that the common units will trade on the NASDAQ Global Market under the symbol “FISH.”

Investing in our common units involves risks that are described in the “Risk Factors” section beginning on page 18.

These risks include the following:

•	We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to holders of our common and subordinated units.
•

On a pro forma basis we would not have generated sufficient distributable cash flow to support the payment of the aggregate annualized minimum quarterly distribution on all of our units for the year ended December 31, 2012 or for the twelve months ended March 31, 2013.

•

We depend on a relatively small number of customers for a significant portion of our gross margin. The loss of any one or more of these customers could materially and adversely affect our ability to make distributions to our unitholders.

•	Our commercial agreements subject us to renewal risks.
•

We are a relatively small enterprise, and our management has no experience in managing our business as a publicly traded partnership. As a result, operational, financial and other events in the ordinary course of business could disproportionately affect us, and our ability to grow our business could be significantly limited.

•	Certain of our gathering and processing agreements contain provisions that can reduce the cash flow stability that the agreements were designed to achieve.
•

Our sponsor owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner has conflicts of interest with and owes limited fiduciary duties to us, and may favor our general partner’s and our sponsor’s interests to the detriment of us and our unitholders.

•

Our sponsor and its affiliates, including Associated Energy Services, LP, are not limited in their ability to compete with us and, other than as provided in the omnibus agreement that we will enter into with our sponsor and general partner at the closing of this offering, are not obligated to offer us the opportunity to acquire additional assets or businesses, which could limit our ability to grow and could materially and adversely affect our results of operations and our ability to make cash distributions to our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.
•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.
•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our distributable cash flow would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

We are an “emerging growth company” within the meaning of the federal securities laws and will be eligible for reduced reporting requirements.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Marlin Midstream Partners, LP	$	$

(1)	Excludes a structuring fee payable to Stifel, Nicolaus & Company, Incorporated that is equal to % of the gross proceeds of this offering. Please read “Underwriting.”

The common units will be ready for delivery on or about                     , 2013.

The underwriters may also exercise their option to purchase up to an additional              common units from us, at the public offering price, less the underwriting discount, for 30 days after the date of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel

The date of this prospectus is                     , 2013.

[Inside Front Cover Art to Come]

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including the historical combined financial statements and unaudited pro forma condensed combined financial statements and notes to those financial statements. The information presented in this prospectus assumes (i) an initial public offering price of $         per common unit (the mid-point of the range set forth on the cover page of this prospectus) and (ii) unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 18 for more information about important risks that you should consider carefully before investing in our common units.

Unless the context otherwise requires, references in this prospectus to (i) “we,” “our,” “us” or like terms, when used in a historical context, refer to the combined businesses and assets of Marlin Midstream, LLC and its subsidiaries and Marlin Logistics, LLC, and when used in the present tense or prospectively, refer to Marlin Midstream Partners, LP and its subsidiaries; (ii) “Marlin Midstream GP” or our “general partner” refer to Marlin Midstream GP, LLC; (iii) “NuDevco” or “our sponsor” refer to NuDevco Partners, LLC and its subsidiaries, other than Marlin Midstream Partners, LP and its subsidiaries and Marlin Midstream GP; (iv) “NuDevco Midstream Development” refer to NuDevco Midstream Development, LLC, a wholly owned subsidiary of NuDevco; (v) “Spark Energy” refer to Spark Energy Ventures, LLC and its subsidiaries, other than Associated Energy Services, LP; and (vi) “AES” refer to Associated Energy Services, LP. We have provided definitions for some terms we use to describe our business and industry and other terms used in this prospectus as Appendix  B.

Marlin Midstream Partners, LP

Overview

We are a fee-based, growth-oriented Delaware limited partnership recently formed by NuDevco to develop, own, operate and acquire midstream energy assets. We currently provide natural gas gathering, transportation, treating and processing services and NGL transportation services, which we refer to as our midstream natural gas business, and crude oil transloading services, which we refer to as our crude oil logistics business.

Our primary midstream natural gas assets currently consist of (i) two related natural gas processing facilities located in Panola County, Texas, (ii) a natural gas processing facility located in Tyler County, Texas, (iii) two natural gas gathering systems connected to our Panola County processing facilities, and (iv) two NGL transportation pipelines that connect our Panola County and Tyler County processing facilities to third party NGL pipelines. Our primary midstream natural gas assets are located in long-lived oil and natural gas producing regions in East Texas and gather and process NGL-rich natural gas streams associated with production primarily from the Cotton Valley Sands, Haynesville Shale, Austin Chalk and Eaglebine formations.

Our crude oil logistics assets currently consist of two crude oil transloading facilities: (i) our Wildcat facility located in Carbon County, Utah, where we currently operate one skid transloader and two ladder transloaders, and (ii) our Big Horn facility located in Big Horn County, Wyoming, where we currently operate one skid transloader and one ladder transloader. Our transloaders are used to unload crude oil from tanker trucks and load crude oil into railcars and temporary storage tanks. Our Wildcat and Big Horn facilities provide transloading services for production originating from well-established crude oil producing basins, such as the Uinta and Powder River Basins, which we believe are currently underserved by our competitors.

For the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis we had net income of approximately $5.7 million and $4.2 million, gross margin of approximately $35.6 million and $35.0 million and adjusted EBITDA of approximately $15.3 million and $13.9 million, respectively. Approximately 88% and 92% of our gross margin on a pro forma basis for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively, was generated under fee-based contractual arrangements with customers. For definitions of gross margin and adjusted EBITDA and a reconciliation of gross margin and adjusted EBITDA to their most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary Historical and Unaudited Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Following the closing of this offering, substantially all of our gross margin will be generated under fee-based commercial agreements, the substantial majority of which will have minimum volume commitments. We believe these commercial arrangements will promote stable cash flows and minimal direct commodity price exposure for our business. Please read “Business—Commercial Agreements” for a description of these agreements.

Business Strategies

Our principal business objectives are to maintain stable cash flows and to increase our quarterly cash distribution per unit over time. We expect to achieve these objectives by executing the following strategies:

•

Focus on Stable, Fee-Based Business. We intend to continue to focus on opportunities to provide fee-based midstream energy services to our customers. Following this offering, substantially all of our gross margin will be supported by minimum volume commitments that we believe will promote stable cash flows.

•

Pursue Strategic and Accretive Acquisitions. We plan to pursue accretive acquisitions of midstream natural gas and crude oil logistics assets from our sponsor and, to a lesser extent, third parties, that we believe will provide attractive returns and are complementary to our existing assets in existing or new geographic areas or business lines.

•

Focus on Underserved Producing Regions with Attractive Characteristics. We intend to focus on growing our businesses in regions that we believe are underserved by our competitors and will require midstream natural gas or crude oil logistics assets to handle existing and anticipated liquids-rich natural gas and crude oil production.

•

Pursue Organic Growth Opportunities Associated with Our Existing Assets. In addition to pursuing acquisition opportunities, we intend to grow our midstream natural gas business primarily by identifying and pursuing economically attractive organic expansion and asset enhancement opportunities that leverage our existing asset footprint, operational expertise and strategic relationships with our customers.

•

Maintain Financial Flexibility and Conservative Leverage. We intend to maintain a conservative capital structure with ample liquidity that will enable us to pursue strategic acquisitions and organic expansion opportunities.

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

•

Strategically Located Assets. Our assets are located in areas that we believe provide opportunities to access increasing liquids-rich natural gas and crude oil supplies from existing and new customers.

•

Modern and Efficient Assets. All of our processing plants and transloaders were recently constructed and operate with flexibility and efficiency, allowing us to tailor our commercial agreements to meet specific customer needs, which we believe provides us with a competitive advantage.

•

Relationship with our Sponsor. We believe that our relationship with our sponsor will provide us with opportunities to acquire additional midstream natural gas and crude oil logistics assets that it owns and develops, as well as opportunities to minimize our direct commodity price exposure with fee-based contracts supporting the assets it may offer to us.

•

Strong Customer Relationships. We have a strong customer base consisting of large and small independent producers, large pipeline companies and marketers, and we believe that we have established a reputation as a responsive and reliable operator by providing high quality services and tailoring solutions to meet the needs of our customers.

•

Entrepreneurial and Experienced Energy Industry Management Team. Our executive management team has an average of over 24 years of experience in the energy industry and has demonstrated a successful track record of growing businesses and of identifying and developing midstream energy opportunities.

Our Sponsor

Our sponsor, NuDevco Partners, LLC, is the ultimate parent company of Spark Energy. NuDevco is wholly owned by W. Keith Maxwell III, who founded the predecessor of Spark Energy in 1999 and grew the company from a Houston-based regional retail natural gas company to a multi-state certified retail electricity and natural gas supplier operating in 17 states and 45 local markets, with revenues of $648.8 million for the year ended December 31, 2012. In addition to Spark Energy, NuDevco also owns NuDevco Midstream Development and indirectly owns AES. NuDevco Midstream Development’s primary strategy is to purchase and develop midstream natural gas and crude oil logistics assets. AES primarily purchases, sells and markets natural gas, NGLs and crude oil. Following the closing of this offering, we will enter into fee-based commercial agreements with AES with minimum volume commitments and annual inflation adjustments under which we will not be subject to direct commodity price risk. Through its gathering and processing agreement with us, AES will also provide gathering and processing services to its natural gas customers in connection with its producer services business.

NuDevco Midstream Development and AES plan to work together to seek opportunities to provide value-added midstream services to producers of crude oil, natural gas and NGLs. In addition, AES will be one of our principal customers following the closing of this offering. We believe that our relationship with our sponsor and its affiliates provides us with significant potential long-term growth opportunities through the development and acquisition of additional midstream energy assets, as well as opportunities to minimize our direct commodity price exposure through fee-based midstream service agreements with AES.

For example, NuDevco Midstream Development recently ordered several transloaders and made a deposit to acquire certain specialized railcars that could, once commercially operational, be utilized in our crude oil logistics business. In addition, NuDevco Midstream Development plans to purchase and construct crude oil storage tanks at or near our Wildcat and Big Horn facilities and is evaluating the acquisition of crude oil tanker trucks to deliver crude oil for transloading at these facilities and other similar facilities that may be developed in the future. NuDevco Midstream Development also plans to develop certain unutilized natural gas processing and treating assets that it currently owns and plans to construct and develop additional gas processing facilities at or near our facilities and in other areas underserved by existing gas processing facilities. We anticipate that, once these natural gas processing and treating assets are placed into commercial service, they could be acquired by us.

Under the terms of the omnibus agreement that we will enter into with our general partner, NuDevco and NuDevco Midstream Development at the closing of this offering, NuDevco Midstream Development will grant us a right of first offer on certain midstream energy assets, including transloaders, storage tanks, railcars, tanker trucks and gas processing and treating assets, during the five-year period following the closing of this offering. In addition, in connection with our acquisition of any transloaders, storage tanks, railcars or tanker trucks, AES would be obligated to negotiate in good faith a service agreement with us covering such assets to the extent such assets are not subject to an existing service agreement at the time of acquisition. However, we are under no obligation to purchase any assets from our sponsor or enter into any service agreements, and our sponsor has no obligation to accept any offer we may make for such assets or to enter into any such service agreements. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates—Omnibus Agreement.”

After the closing of this offering, NuDevco will also indirectly own our general partner and will indirectly hold     % of our common units and     % of our subordinated units, or an aggregate of     % of our total limited partner interests, and all of our incentive distribution rights. We believe our sponsor will promote and support the successful execution of our business strategies given its significant ownership in us following this offering.

Our Fee-Based Commercial Agreements

Following the closing of this offering, we will have multiple fee-based commercial agreements in place with Anadarko Petroleum Corporation, or Anadarko, and AES, substantially all of which will include minimum volume commitments and annual inflation adjustments that will initially be the source of a substantial portion of our revenues.

On a pro forma basis, the minimum volume commitments under these agreements would have accounted for approximately 69% and 78% of our gross margin for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively, and 86% of our forecast gross margin for the twelve months ending June 30, 2014. For a reconciliation of gross margin to operating income, its most directly comparable GAAP measure, please read “Summary Historical and Unaudited Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” The following table sets forth additional information regarding our commercial agreements:

Agreement	Current Term Expiration	Renewal	Minimum Volume Commitment
Anadarko Panola County Agreement I	July 31, 2015	Year-to-year	Yes
Anadarko Panola County Agreement II	March 31, 2019	Month-to-month	Yes
AES Panola County Agreement(1)	Three years	Year-to-year	80 MMcf/d
Anadarko Tyler County Agreement	October 31, 2015	Year-to-year	No
AES Wildcat Skid Transloading Agreement(1)	Three years	Year-to-year	7,600 Bbls/d
AES Big Horn Skid Transloading Agreement(1)	Three years	Year-to-year	7,600 Bbls/d
AES Master Ladder Transloading Agreement(1)	Three years	Year-to-year	3,780 Bbls/d

(1)

The AES agreements will be entered into between us and AES at the closing of this offering. The initial term of these agreements will expire on the third anniversary of the closing of this offering. AES is an affiliate under common control with our sponsor. Please read “—Our Sponsor.”

For more information related to our commercial agreements, as well as the revenues we expect to receive in connection with these agreements for the twelve months ending June 30, 2014, please read “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations” and “Business—Commercial Agreements.”

Risk Factors

An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. Please read carefully the risks described under the caption “Risk Factors” beginning on page 18 and the other information in this prospectus before investing in our common units.

Formation Transactions and Partnership Structure

We are a fee-based, growth-oriented Delaware limited partnership recently formed by NuDevco to develop, own, operate and acquire midstream energy assets. In connection with this offering, NuDevco and its affiliates will convey Marlin Midstream, LLC, which we refer to as Marlin Midstream, and Marlin Logistics, LLC, which we refer to as Marlin Logistics, to us.

Additionally, at or prior to the closing of this offering, the following transactions will occur:

•	our general partner will maintain its 2.0% general partner interest in us, and we will issue all of our incentive distribution rights to Marlin IDR Holdings, LLC;

•	we will issue common units to the public, representing a % limited partner interest in us, and will apply the net proceeds therefrom as specifically described in “Use of Proceeds”;

•	we will issue to NuDevco Midstream Development common units and subordinated units;

•

we will enter into a new $100.0 million revolving credit facility, which we refer to as our new revolving credit facility, and borrow $25.0 million under our new revolving credit facility at the closing of this offering;

•

we will terminate our existing commodity-based gas gathering and processing agreement with AES, assign to AES all of our remaining keep-whole and other commodity-based gathering and processing agreements with third party customers and enter into a new three-year fee-based gathering and processing agreement with AES with a minimum volume commitment and annual inflation adjustments;

•

we will enter into transloading services agreements, including two skid transloading agreements and one master ladder transloading agreement, with AES, each with three-year terms, minimum volume commitments and annual inflation adjustments;

•

we will transfer to affiliates of our sponsor (i) our 50% interest in a CO2 processing facility located in Monell, Wyoming, (ii) certain transloading assets and purchase commitments owned by Marlin Logistics that are not currently under a service contract, (iii) certain property, plant and equipment and other equipment not yet in service and (iv) certain other immaterial contracts;

•	NuDevco will assume $11.7 million of the non-current accounts payable balance owed by Marlin Midstream to affiliates of Spark Energy and Marlin Midstream will be released from such obligations; and

•

we will enter into an omnibus agreement with our general partner and its affiliates that will address (i) the management and administrative services to be provided by NuDevco to us and the corresponding fees and expense reimbursements we will pay to NuDevco in connection therewith, (ii) the indemnification obligations between NuDevco and us for environmental and other liabilities and the operation of our assets and (iii) our right of first offer on certain of NuDevco Midstream Development’s midstream energy assets.

Ownership of Marlin Midstream Partners, LP

The diagram below illustrates our organization and ownership after giving effect to this offering and the related formation transactions and assumes that the underwriters’ option to purchase additional common units is not exercised.

Public Common Units	%
NuDevco Midstream Development, LLC
Common Units	%
Subordinated Units	%
Marlin Midstream GP, LLC
General Partner Interest	2.0%

Total	100.0%

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Marlin Midstream GP, LLC. Upon the closing of this offering, NuDevco will indirectly own all of the member interests in our general partner. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. W. Keith Maxwell III and Terry D. Jones serve on the board of directors of our general partner and are also executive officers of NuDevco and/or one or more of its affiliates. For information about the executive officers and directors of our general partner, please read “Management.” Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are nonrecourse to it. Our general partner intends to cause us to incur indebtedness or other obligations that will be, whenever possible, nonrecourse to it.

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, Marlin Midstream, Marlin Logistics and their respective subsidiaries. At the closing of this offering, we, Marlin Midstream, Marlin Logistics and their respective subsidiaries will not have any employees. Although all of the employees that conduct our business will be employed by affiliates of our sponsor, we sometimes refer to these individuals in this prospectus as our employees.

Following the closing of this offering, other than an annual executive management fee paid by us to NuDevco for the services provided to us by W. Keith Maxwell III, Terry D. Jones and certain other employees of NuDevco, our general partner and its affiliates will not be entitled to receive any management fee or other compensation in connection with our general partner’s management of our business, but will be reimbursed for all direct and allocable expenses incurred on our behalf, including the costs of employee and director compensation and benefits properly allocable to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Our general partner will own              general partner units representing a 2.0% general partner interest in us, which entitles it to receive 2.0% of all the distributions we make. NuDevco will indirectly own all of our incentive distribution rights, which will entitle it to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $         per unit per quarter after the closing of this offering. Please read “Certain Relationships and Related Party Transactions.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 2105 CityWest Boulevard, Suite 100, Houston, Texas 77042, and our telephone number is (832) 200-3702. Our website is located at www.                    .com. We expect to make available our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenues during its last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”);

•	exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company for five years unless, prior to that time, we have more than $1.0 billion in annual revenues, have a market value for our common units held by non-affiliates of more than $700 million or issue more than $1.0 billion of non-convertible debt over a three-year period. We have availed ourselves of the reduced reporting obligations with respect to audited financial statements and related MD&A and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest.

The Offering

Common units offered to the public	common units.

common units, if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	common units and subordinated units, each representing a 49.0% limited partner interest in us. Our general partner will own general partner units, representing a 2.0% general partner interest in us.

Use of proceeds	We intend to use the net proceeds from this offering of approximately $ million, after deducting underwriting discounts, commissions and the structuring fee, but before paying offering expenses, to (i) pay offering expenses of approximately $ million and (ii) repay a portion of our outstanding borrowings under our existing term loan and revolving credit facility, which we refer to collectively as our existing credit facility, and settle our related interest rate swap liability. We will use any remaining net proceeds for general partnership purposes.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds from that exercise to redeem from our sponsor a number of common units equal to the number of common units issued upon such exercise, at a price per common unit equal to the proceeds per common unit in this offering before expenses but after deducting underwriting discounts, commissions and the structuring fee.

Please read “Use of Proceeds.”

Cash distributions	We intend to pay a minimum quarterly distribution of $ per unit ($ per unit on an annualized basis) to the extent we have sufficient available cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash.” Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.” For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the closing of this offering through , 2013, based on the actual length of that period.

Our partnership agreement requires that we distribute all of our available cash each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, the owner of our incentive distribution rights will receive increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions on the incentive distribution rights as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

The amount of distributable cash flow generated during the year ended December 31, 2012 and the twelve months ended March 31, 2013 would have been insufficient to support the full minimum quarterly distribution ($ per unit per quarter, or $ on an annualized basis) on all of our common and subordinated units, as well as the corresponding distribution on our 2.0% general partner interest, for such periods. Specifically, the amount of distributable cash flow that we generated during the year ended December 31, 2012 and the twelve months ended March 31, 2013 would have been sufficient to support a distribution of $ per common unit per quarter ($ per common unit on an annualized basis) and $ per common unit per quarter ($ per common unit on an annualized basis), respectively, or approximately % and % of the minimum quarterly distribution, respectively, and would not have supported any distributions on our subordinated units for either period. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We believe that, based on our financial forecast and related assumptions included in “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014,” we will generate sufficient distributable cash flow to support the annualized minimum quarterly distribution of $ per unit on all common and subordinated units, as well as the corresponding distribution on our 2.0% general partner interest, for the twelve months ending June 30, 2014.

Subordinated units

NuDevco will initially indirectly own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution of cash until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (i) $ (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit, as well as the corresponding distribution on our 2.0% general partner interest, for each of three consecutive, non-overlapping four-quarter periods ending on or after , 2016 or (ii) $ (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit, as well as the corresponding distribution on our 2.0% general partner interest and incentive distribution rights, for any four-quarter period ending on or after , 2014; provided in each case that there are no arrearages on our common units at that time.

In addition, the subordination period will end upon the removal of our general partner other than for cause if the units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding limited partner units voting together as a single class, including any limited partner units owned by our general partner and its affiliates, including NuDevco. Upon the closing of this offering, NuDevco will indirectly own an aggregate of % of our common and subordinated units. This will give NuDevco the ability to prevent the involuntary removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80.0% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price that is not less than the then-current market price of the common units.

Eligible holders and redemption	If our general partner determines that a holder of our common units is not an Eligible Holder, it may elect not to make distributions or allocate income or loss to such holder. Eligible Holders are:

•	individuals or entities subject to U.S. federal income taxation on the income generated by us; or

•	entities not subject to U.S. federal income taxation on the income generated by us, so long as all of the entity’s owners are domestic individuals or entities subject to such taxation.

We have the right, which we may assign to any of our affiliates, but not the obligation, to redeem all of the common units of any holder that is not an Eligible Holder or that has failed to certify or has falsely certified that such holder is an Eligible Holder. The purchase price for such redemption would be equal to the lesser of the holder’s purchase price and the then-current market price of the common units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Please read “The Partnership Agreement—Redemption of Ineligible Holders.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than $ per unit. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions.”

Material federal income tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, or the U.S., please read “Material Federal Income Tax Consequences.”

Directed Unit Program	At our request, the underwriters have reserved for sale up to 5.0% of the common units being offered by this prospectus for sale at the initial public offering price to the directors, prospective directors and executive officers of our general partner and NuDevco and certain other employees and consultants of NuDevco and its affiliates. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting—Directed Unit Program.”

Exchange listing	We intend to apply to list our common units on the NASDAQ Global Market under the symbol “FISH.”

Summary Historical and Unaudited Pro Forma Financial and Operating Data

The following table presents our summary historical and unaudited pro forma financial and operating data as of the dates and for the periods indicated.

The historical combined financial statements of Marlin Midstream Partners, LP included elsewhere in this prospectus reflect the combined results of operations of Marlin Midstream and Marlin Logistics, which will be contributed to us by NuDevco upon the closing of this offering. As of or prior to March 31, 2013, Marlin Logistics did not have any material assets or operations. The summary historical financial data presented as of and for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013 are derived from the audited historical combined financial statements and the interim unaudited historical condensed combined financial statements of Marlin Midstream Partners, LP, respectively, that are included elsewhere in this prospectus. The summary unaudited pro forma financial data for the year ended December 31, 2012 and the three months ended March 31, 2013 are derived from the unaudited pro forma condensed combined financial statements of Marlin Midstream Partners, LP that are included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on March 31, 2013 in the case of the pro forma balance sheet, or as of January 1, 2012, in the case of the pro forma statements of operations for the year ended December 31, 2012 and the three months ended March 31, 2013. The transactions reflected in the pro forma adjustments assume the following transactions will occur:

•	the transfer to affiliates of our sponsor of our 50% interest in a CO2 processing facility located in Monell, Wyoming;

•	the transfer to affiliates of our sponsor of certain transloading assets and purchase commitments owned by Marlin Logistics that are not currently under a service contract;

•	the transfer to affiliates of our sponsor of certain property, plant and equipment and other equipment not yet in service and certain other immaterial contracts;

•

our entry into a new $100.0 million revolving credit facility, which we have assumed was drawn in the amount of $25.0 million during the pro forma periods presented, and the amortization of deferred financing costs and unused commitment fee associated with the revolving credit facility;

•

the assignment to AES of multiple third party keep-whole and other commodity-based gas gathering and processing agreements, and recognition of any revenues and cost of revenues under those agreements that have not been previously recorded in our historical combined financial statements;

•	the termination of Marlin Midstream’s existing commodity-based gas gathering and processing agreement with AES;

•	our entry into a new fee-based gathering and processing agreement with AES;

•	the assumption by NuDevco of $11.7 million of the non-current accounts payable balance owed by Marlin Midstream to affiliates of Spark Energy and the release of Marlin Midstream from such obligations;

•

the consummation of this offering and our issuance of              common units to the public, general partner units to our general partner and              common units,              subordinated units and the incentive distribution rights to affiliates of our sponsor;

•	the payment of underwriting discounts and a structuring fee and the accrual of estimated transaction costs in connection with this offering; and

•	the application of the net proceeds of this offering as specifically described in “Use of Proceeds.”

For a detailed discussion of the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with our audited historical combined financial statements and related notes and our unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus. Among other things, those historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table also presents the non-GAAP financial measures of adjusted EBITDA and gross margin that we use in our business and view as important supplemental measures of our performance. These measures are not calculated or presented in accordance with GAAP. We explain these measures under “—Non-GAAP Financial Measures” and reconcile each to its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Historical				Pro Forma (Unaudited)
	Year Ended December 31,		(Unaudited) Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013	2012		2013
	(In thousands, except operating data)
Statements of Income Data:
Revenues:
Natural gas, NGLs and condensate revenue	$55,558	$34,708	$7,964	$3,236		$33,531	$3,195
Gathering, processing and other revenue	10,006	16,087	2,606	4,223		13,986	4,077
Gathering, processing and other revenue—affiliates	254	254	63	44		16,656	3,972

Total revenues	65,818	51,049	10,633	7,503		64,173	11,244
Operating expenses:
Cost of natural gas, NGLs and condensate revenue	11,449	13,355	2,155	1,076		3,750	861
Cost of natural gas, NGLs and condensate revenue—affiliates	17,407	7,668	1,218	1,452		24,786	2,504
Operation and maintenance	12,031	15,035	3,806	3,657		14,592	3,494
Operation and maintenance—affiliates	327	793	83	248		793	248
General and administrative	3,260	3,045	545	1,125		3,045	1,125
General and administrative—affiliates	907	1,021	276	341		1,021	341
Property and other taxes	425	994	209	245		994	245
Depreciation expense	5,365	7,689	1,856	1,984		7,481	1,932
Loss on disposals of equipment	217	—	—	—		—	—

Total operating expenses	51,388	49,600	10,148	10,128		56,462	10,750
Operating income	14,430	1,449	485	(2,625)		7,711	494
Other (expense) income:
Interest expense, net of amounts capitalized	(3,733)	(4,927)	(1,140)	(1,299)		(2,041)	(510)
Interest and other income	20	23	—	—		23	—
Loss on interest rate swap	(2,176)	(851)	(368)	(10)		—	—

Net income (loss)	$8,541	$(4,306)	$(1,023)	$(3,934)		$5,693	$(16)

General partner interest in net income					$
Common unitholders interest in net income					$
Subordinated unitholders interest in net income					$
Pro forma net income (loss) per common unit (basic and diluted)					$
Balance Sheet Data (at period end):
Property, plant and equipment, net	$161,639	$165,139		$169,801			$162,185
Total assets	172,206	180,796		179,507			182,253
Total liabilities	139,932	148,517		150,838			36,317
Total member’s equity and partners’ capital	32,274	32,279		28,669			145,936

	Historical				Pro Forma (Unaudited)
	Year Ended December 31,		(Unaudited) Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2011	2012	2012	2013	2012	2013
	(In thousands, except operating data)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$16,102	$11,214	$6,009	$(607)
Investing activities	(25,658)	(12,445)	(4,696)	(3,264)
Financing activities	8,097	6,355	(1,625)	1,261
Other Financial Data:
Adjusted EBITDA	$19,730	$9,239	$2,344	$(630)	$15,293	$2,451
Gross margin	$36,962	$30,026	$7,260	$4,975	$35,637	$7,879
Operating Data:
Midstream Natural Gas(1):
Processing throughput (MMcf/d)	130	151	125	132
NGL pipeline throughput (Bbls/d)	6,277	7,847	5,735	6,499
Crude Oil Logistics(2):
Transloader throughput (Bbls/d)	—	—	—	—

(1)	Includes our Panola County and Tyler County processing facilities and our two Turkey Creek NGL pipelines.
(2)	Our crude oil logistics segment had no material assets or operations as of or prior to March 31, 2013.

Non-GAAP Financial Measures

We include in this prospectus the non-GAAP financial measures of adjusted EBITDA and gross margin. We provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measures as calculated and presented in accordance with GAAP.

Adjusted EBITDA

We define adjusted EBITDA as net income:

•	Plus:

•	Interest expense, net of amounts capitalized;

•	State franchise taxes;

•	Depreciation expense; and

•	Loss on interest rate derivatives.

•	Less:

•	Interest income; and

•	Gain from interest rate derivatives.

Adjusted EBITDA is used as a supplemental performance measure by management and by external users of our financial statements, such as investors and lenders, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate earnings sufficient to support our decision to make cash distributions to our unitholders and general partner;

•	our ability to fund capital expenditures and incur and service debt;

•	our operating performance and return on capital as compared to those of other companies in the midstream energy sector, without regard to financing or capital structure; and

•	the attractiveness of capital projects and acquisitions and the overall rates of return on alternative investment opportunities.

The GAAP measure most directly comparable to adjusted EBITDA is net income. Our non-GAAP financial measure of adjusted EBITDA should not be considered as an alternative to net income. Adjusted EBITDA is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted EBITDA excludes some, but not all, items that affect net income and is defined differently by different companies in our industry, our definition of adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Management compensates for the limitations of adjusted EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these data points into management’s decision-making process.

The following table presents a reconciliation of adjusted EBITDA to net income (loss) attributable to our unitholders for each of the periods indicated:

	Historical				Pro Forma (Unaudited)
	Year Ended December 31,		(Unaudited) Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2011	2012	2012	2013	2012	2013
	(In thousands)
Reconciliation of adjusted EBITDA to net income:
Net income (loss)	$8,541	$(4,306)	$(1,023)	$(3,934)	$5,693	$(16)
Interest expense, net of amounts capitalized	3,733	4,927	1,140	1,299	2,041	510
State franchise tax	(65)	101	3	11	101	25
Depreciation expense	5,365	7,689	1,856	1,984	7,481	1,932
Loss from interest rate derivatives	2,176	851	368	10	—	—
Interest and other income	(20)	(23)	—	—	(23)	—

Adjusted EBITDA	$19,730	$9,239	$2,344	$(630)	$15,293	$2,451

Gross Margin

We define gross margin as revenues from natural gas, NGLs and condensate sales, gathering and processing fees and transloading fees, less the cost of revenues. Gross margin is included as a supplemental disclosure because it is a primary performance measure used by our management as it represents the results of service fee revenues and cost of revenues, which are key components of our operations. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

The following table presents a reconciliation of gross margin to operating income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP, for each of the periods indicated:

	Historical				Pro Forma (Unaudited)
	Year Ended December 31,		(Unaudited) Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	2011	2012	2012	2013	2012	2013
	(In thousands)
Reconciliation of gross margin to operating income:
Total operating income (loss)	$14,430	$1,449	$485	$(2,625)	$7,711	$494

Operation and maintenance	12,031	15,035	3,806	3,657	14,592	3,494
Operation and maintenance—affiliates	327	793	83	248	793	248
General and administrative	3,260	3,045	545	1,125	3,045	1,125
General and administrative—affiliates	907	1,021	276	341	1,021	341
Property and other taxes	425	994	209	245	994	245
Depreciation expense	5,365	7,689	1,856	1,984	7,481	1,932
Loss on disposals of equipment	217	—	—	—	—	—

Gross margin	$36,962	$30,026	$7,260	$4,975	$35,637	$7,879

RISK FACTORS

Limited partner units are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. We urge you to carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment in us.

Risks Related to our Business

We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to holders of our common and subordinated units.

In order to support the payment of the minimum quarterly distribution of $         per unit per quarter, or $         per unit on an annualized basis, we must generate distributable cash flow of approximately $         million per quarter, or $         million per year, based on the number of common and subordinated units and the general partner interest to be outstanding immediately after completion of this offering. We may not generate sufficient distributable cash flow each quarter to support the payment of the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	our ability to contract successfully for throughput volumes of natural gas and crude oil;

•	the volume of natural gas we gather and process and the volume of NGLs we transport;

•	the volume of crude oil that we transload;

•	the level of production of crude oil and natural gas and the resultant market prices of crude oil, natural gas and NGLs;

•	the level of competition from other midstream natural gas companies and crude oil logistics companies in our geographic markets;

•	the level of our operating expenses;

•

regulatory action affecting the supply of, or demand for, crude oil or natural gas, the transportation rates we can charge on our pipelines, how we contract for services, our existing contracts, our operating costs or our operating flexibility;

•	capacity charges and volumetric fees that we pay for NGL fractionation services;

•	realized pricing impacts on our revenues and expenses that are directly subject to commodity price exposure;

•

damage to pipelines, facilities, plants, related equipment and surrounding properties caused by hurricanes, earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism including damage to third party pipelines or facilities upon which we rely for transportation services;

•	outages at the processing or fractionation facilities owned by us or third parties caused by mechanical failure and maintenance, construction and other similar activities; and

•	leaks or accidental releases of products or other materials into the environment, whether as a result of human error or otherwise.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

•	the level and timing of our expansion capital expenditures and our maintenance capital expenditures;

•	the cost of acquisitions, if any;

•	the level of our general and administrative expenses, including reimbursements to our general partner and its affiliates for services provided to us;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our debt agreements;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis we would not have generated sufficient distributable cash flow to support the payment of the aggregate annualized minimum quarterly distribution on all of our units for the year ended December 31, 2012 or for the twelve months ended March 31, 2013.

We must generate approximately $         million of distributable cash flow to support the payment of the minimum quarterly distribution for four quarters on all of our common and subordinated units that will be outstanding immediately following this offering, as well as the corresponding distribution on our 2.0% general partner interest. The amount of pro forma distributable cash flow generated during the year ended December 31, 2012 and the twelve months ended March 31, 2013 would not have been sufficient to support the payment of the full minimum quarterly distribution on our common and subordinated units, as well as the corresponding distribution on our 2.0% general partner interest, during those periods. Specifically, the amount of pro forma distributable cash flow generated during the year ended December 31, 2012 and the twelve months ended March 31, 2013 would have been sufficient to support a distribution of $         per common unit per quarter ($         per common unit on an annualized basis) and $         per common unit per quarter ($         per common unit on an annualized basis), respectively, or     % and     % of the minimum quarterly distribution, respectively, and would not have supported any distributions on our subordinated units. For a calculation of our ability to make cash distributions to our unitholders based on our pro forma results for the year ended December 31, 2012 and the twelve months ended March 31, 2013, please read “Our Cash Distribution Policy and Restrictions on Distributions.” If we are unable to generate sufficient distributable cash flow in future periods, we may not be able to support the payment of the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

The assumptions underlying the forecast of distributable cash flow that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of distributable cash flow set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecasted results of operations, adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2014. The financial forecast has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks, including risks that expansion projects do not result in an increase in gathered, transported or transloaded volumes, and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

We depend on a relatively small number of customers for a significant portion of our gross margin. The loss of any one or more of these customers could materially and adversely affect our ability to make distributions to our unitholders.

A significant portion of our gross margin is attributable to a relatively small number of customers. On a pro forma basis, Anadarko and AES accounted for a substantial majority of our gross margin for the year ended December 31, 2012 and the three months ended March 31, 2013. Although we have, or will have at the closing of this offering, gathering and processing agreements with both of these customers, these agreements have remaining terms ranging from two to six years. As these contracts expire, we will have to renegotiate extensions or renewals with these customers or replace the existing contracts with new arrangements with other customers. If either of these customers were to default on its contract or if we were unable to renew our contract with either of these customers on favorable terms, we may not be able to replace such customers in a timely fashion, on favorable terms or at all. In any of these situations, our gross margin and cash flows and our ability to make cash distributions to our unitholders would be materially and adversely affected. We expect our exposure to concentrated risk of non-payment, non-performance or nonrenewal to continue as long as we remain substantially dependent on a relatively small number of customers for a substantial portion of our gross margin.

In addition, AES is our sole customer with respect to our crude oil logistics business, and we expect to continue to derive the substantial majority of our transloading revenues from AES. Such concentration subjects us to increased risk in the case of nonpayment, nonperformance or nonrenewal by AES under the transloading services agreements that we will enter into with AES at the closing of this offering. Any adverse developments concerning AES could materially and adversely affect our crude oil logistics business and could materially and adversely affect our ability to make distributions to our unitholders.

Our commercial agreements subject us to renewal risks.

We currently gather, process and transport most of the natural gas, and purchase, transport and sell NGLs, on our midstream natural gas systems under commercial agreements with terms of various durations. In addition, at the closing of this offering, we will provide gathering, processing, NGL transport and transloading services to AES under agreements with three-year terms. As our commercial agreements expire, we will have to negotiate extensions or renewals with our customers, including AES and Anadarko, or enter into new agreements with customers. We may be unable to renew, or enter into new, agreements on favorable commercial terms, if at all. We also may be unable to maintain the economic structure of a particular agreement with an existing customer or the overall mix of our contract portfolio.

If the economic benefit to AES or Anadarko of their minimum volume commitments at our Panola County processing facilities is less than they have projected, whether because the volumes of natural gas actually delivered by them are below the committed amount or otherwise, they may be unwilling to negotiate extensions or renewals of their commercial agreements with us on terms acceptable to us. For example, we expect that there could be volatility in the volumes of natural gas delivered by AES and Anadarko to our Panola County processing facilities, and at times the volumes delivered by AES and Anadarko could be below their minimum volume commitments. As a result, AES and Anadarko may make shortfall payments to us from time to time with respect to their minimum volume commitments. Similarly, if the economic benefit to AES of its minimum volume commitment at our Wildcat and Big Horn facilities is less than AES has projected, whether because the volumes of crude oil actually delivered by AES are below the committed amount or otherwise, AES may be unwilling to negotiate extensions or renewals of its transloading services agreements with us on terms acceptable to us. For example, we expect there could be volatility in the volumes of crude oil delivered by AES for transloading at our Wildcat and Big Horn facilities, and at times the volumes delivered by AES could be below the aggregate minimum volume commitment under the transloading services agreements that we will enter into with AES at the closing of this offering.

To the extent we are unable to renew our existing contracts or enter into new contracts on terms that are favorable to us or to successfully manage our overall contract mix over time, our revenues, gross margin and cash flows could decline and our ability to make distributions to our unitholders could be materially and adversely affected.

Our industry is highly competitive, and increased competitive pressure could materially and adversely affect our business and results of operations.

We compete with other midstream natural gas and crude oil logistics companies in our areas of operation. Some of our competitors are large companies that have greater financial, managerial and other resources than we do. Our competitors may expand or construct gathering, compression, treating, processing or transportation systems or transloading facilities that would create additional competition for the services we provide to our customers. In addition, our customers may develop their own gathering, compression, treating, processing or transportation systems or transloading facilities in lieu of using ours. While we seek to provide transloading services in markets that we believe are currently underserved by our competitors, the barriers to entry in such markets are low, which may induce more of our competitors to attempt to provide similar transloading services in such markets. All of these competitive factors could materially and adversely affect our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We are a relatively small enterprise, and our management has no experience in managing our business as a publicly traded partnership. As a result, operational, financial and other events in the ordinary course of business could disproportionately affect us, and our ability to grow our business could be significantly limited.

We will be smaller than many other publicly traded partnerships in our industry for the foreseeable future, not only in terms of market capitalization but also in terms of managerial, operational and financial resources. Consequently, an operational incident, customer loss or other event that would not significantly impact the business and operations of larger publicly traded partnerships in our industry may have a material adverse impact on our business and results of operations. In addition, our executive management team is relatively small with no experience in managing our business as a publicly traded partnership. As a result, we may not be able to anticipate or respond to material changes or other events in our business as effectively as if our executive management team had such experience. Furthermore, acquisitions and other growth projects may place a significant strain on our management resources. As a result, our ability to execute our growth strategy and to integrate acquisitions and expansion projects successfully into our existing operations could be significantly limited.

Because of the natural decline in production from existing wells in our areas of operation, our success depends in part on our customers replacing declining production and also on our ability to obtain new sources of natural gas and crude oil, which is dependent on factors beyond our control. Any decrease in the volumes of natural gas that we gather, process or transport, or the volume of crude oil that we transload, could materially and adversely affect our business and results of operations.

The natural gas volumes that support our midstream natural gas business are dependent on the level of production from crude oil and natural gas wells connected to our systems, the production of which will naturally decline over time. Likewise, the crude oil volumes that support our crude oil logistics business are dependent on the level of production from oil wells in our areas of operation. As a result, our cash flows associated with these wells will also decline over time unless we obtain new sources of natural gas and crude oil to maintain or increase throughput and transloading volumes. The primary factors affecting our ability to obtain non-dedicated sources of natural gas and crude oil include (i) the level of successful drilling activity in our areas of operation, (ii) our or AES’s ability to compete for volumes from successful new wells or from wells in which existing contractual arrangements with us and our competitors are expiring and (iii) our or AES’s ability to compete successfully for volumes from sources connected to other pipelines.

Neither we nor AES have control over the level of drilling activity in our areas of operation, the amount of reserves associated with wells connected to our systems or the rate at which production from a well declines. In addition, neither we nor AES have control over producers or their drilling or production decisions, which are affected by, among other things:

•	the availability and cost of capital;

•	prevailing and projected commodity prices, including the prices of crude oil, natural gas and NGLs;

•	demand for crude oil, natural gas and NGLs;

•	levels of reserves;

•	geological considerations;

•	environmental or other governmental regulations, including the availability of drilling permits and the regulation of hydraulic fracturing; and

•	the availability of drilling rigs and other production and development costs.

Fluctuations in energy prices can also greatly affect the development of new crude oil and natural gas reserves. Drilling and production activity generally decreases as crude oil and natural gas prices decrease. In general terms, the prices of natural gas, crude oil and other hydrocarbon products fluctuate in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control. These factors include:

•	worldwide economic and political conditions;

•	weather conditions and seasonal trends;

•	the levels of domestic production and consumer demand;

•	the availability of imported liquefied natural gas, or LNG;

•	the ability to export LNG;

•	the availability of transportation systems with adequate capacity;

•	the volatility and uncertainty of regional pricing differentials and premiums;

•	the price and availability of alternative fuels;

•	the effect of energy conservation measures;

•	the nature and extent of governmental regulation and taxation; and

•	the anticipated future prices of crude oil, natural gas, LNG and other commodities.

Because of these factors, even if new natural gas or crude oil reserves are known to exist in areas served by our assets, producers may choose not to develop those reserves. Further declines in natural gas prices could have a negative impact on exploration, development and production activity, and if sustained, could lead to a material decrease in such activity. Sustained reductions in exploration or production activity in our areas of operation would lead to reduced utilization of our assets. If reductions in this activity result in our inability to maintain the current levels of natural gas throughput on our systems and the volumes of crude oil that we transload, it could reduce our revenues and cash flows and materially and adversely affect our ability to make cash distributions to our unitholders.

In addition, many of our operating costs are fixed and do not vary with our throughput. These costs may not decline ratably or at all should we experience a reduction in throughput, which would result in a decrease in our margins and materially and adversely affect our ability to make cash distributions to our unitholders.

Certain of our gathering and processing agreements contain provisions that can reduce the cash flow stability that the agreements were designed to achieve.

Our fee-based gathering and processing agreements are generally designed to generate stable cash flows to us over the life of the contract term while also minimizing our direct commodity price risk. However, our gathering and processing agreements with Anadarko at our Panola County processing facilities contain provisions that can reduce the cash flow stability that these agreements were designed to achieve. The primary mechanism on which we rely to generate our stable cash flows under our agreements with Anadarko at our

Panola County processing facilities is a minimum volume commitment. If Anadarko’s actual throughput volumes are less than its minimum volume commitment for a given year, it must make a shortfall payment to us at the end of that year. The amount of the shortfall payment is based on the difference between the actual throughput volume for the year and the minimum volume commitment over that year, multiplied by the applicable gathering and processing fees. To the extent that Anadarko’s actual throughput volumes exceed its minimum volume commitment for the applicable period, the agreements contain provisions that allow Anadarko to use that surplus volume as a credit against future shortfall payments in subsequent periods during the primary term, and during the renewal terms for certain of the agreements. Because Anadarko has a crediting mechanism that allows it to build a “bank” of credits (to the extent its throughput volumes exceed its minimum volume commitment for a given year) that it can utilize in the future to reduce shortfall payments owed in future years, we may receive lower gathering and processing fees in a particular contract year than we would otherwise be entitled to receive under Anadarko’s minimum volume commitment.

The combined effect of the minimum volume commitment and the ability to build a surplus credit could result in our receiving no revenues or cash flows from Anadarko in a future period because Anadarko could cease delivering throughput volumes at a time when their respective year-end minimum volume commitment has been satisfied with previous throughput volume deliveries. Similarly, because these minimum volume commitments are assessed on an annual basis, we may not receive revenues or cash flows during a given sub-period if Anadarko anticipates satisfying its minimum volume commitment in a later sub-period during the same year.

If either of these circumstances were to occur, it could materially and adversely affect our results of operations, financial condition and cash flows and our ability to make distributions to our unitholders.

If credits under certain third-party material gathering, processing and transportation agreements exist, and cash reserves are not made for potential application of the credits to shortfalls on future minimum commitments, or if the customer is able and elects to use any applicable credits upon the expiration or termination of such agreement, actions taken by our general partner may affect the amount of cash available to unitholders or accelerate the conversion of subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner. These decisions may include whether cash received in connection with surplus volumes above minimum volume commitments with significant third-party customers, including Anadarko, may result in lower fees, and therefore less cash received, in future periods as credits are applied against future minimum volume commitments. Please read “Risk Factors—Certain of our gathering and processing agreements contain provisions that can reduce the cash flow stability that the agreements were designed to achieve.”

Distributions of available cash relating to surplus volumes in earlier periods may have the purpose or effect of (1) enabling our general partner or its affiliates to receive distributions on either subordinated units or incentive distribution rights held by them, or (2) accelerating the conversion of subordinated units. Please read “Conflicts of Interest and Fiduciary Duties—Actions taken by our general partner may affect the amount of cash available for distributions to unitholders or accelerate the right to convert subordinated units.”

If our customers do not increase the volumes of natural gas and crude oil they provide to our gathering and processing facilities or transloading facilities, our growth strategy and ability to increase cash distributions to our unitholders may be materially and adversely affected.

Our ability to increase the throughput on our gathering and processing facilities and the volumes of crude oil that we transload at our transloading facilities is dependent on receiving increased volumes from our existing customers, including AES. Our customers, including AES, are not obligated to provide additional volumes to our gathering and processing systems or to our transloading facilities, and they may determine in the future that areas outside of our current areas of operation are strategically more attractive to them.

A decrease in demand for natural gas, NGLs or condensate by the petrochemical, refining, agricultural, or electric power industries, or a decrease in demand for crude oil, could materially and adversely affect the profitability of our midstream energy business.

A decrease in demand for natural gas, NGLs or condensate by the petrochemical, refining, agricultural or electric power industries, could materially and adversely affect the profitability of our midstream natural gas business. Various factors impact the demand for natural gas, NGLs and condensate, including general economic conditions, extended periods of ethane rejection, which can occur when the price of ethane is less than the price of methane, increased competition from petroleum-based products due to pricing differences, adverse weather conditions, availability of natural gas processing and transportation capacity and government regulations affecting prices and production levels of natural gas, NGLs and condensate. Likewise, a decrease in demand for crude oil could materially and adversely affect the profitability of our crude oil logistics business. The volume of crude oil we transload depends on the availability of attractively priced crude oil produced or received in the areas serviced by our crude oil logistics assets. A period of sustained increases in the price of crude oil in areas serviced by our crude oil logistics assets, as compared to alternative sources of crude oil available to our customers, could materially reduce demand for crude oil in these areas. As a result, the volumes of crude oil that we transload at our transloading facilities could decline.

Significant prolonged changes in natural gas prices or NGL prices could affect supply and demand, reducing throughput on our midstream natural gas systems and materially and adversely affecting our revenues and distributable cash flow over the long-term.

Lower natural gas prices or NGL prices over the long-term could result in a decline in the production of natural gas and result in reduced throughput on our midstream natural gas systems. Recently, the price of natural gas has been at historically low levels, with the prompt month NYMEX natural gas futures price reaching $4.15/MMBtu as of May 29, 2013, compared to a high of $13.58/MMBtu in July 2008. The average annual price of ethane, typically the largest NGL component in the natural gas stream processed by our facilities, decreased by 48% from $0.77 in 2011 to $0.40 in 2012, and the average annual price of propane decreased by 32% from $1.46 in 2011 to $1.00 in 2012. Similarly, the average annual price of isobutane, normal butane and natural gasoline decreased by 12%, 10%, and 8%, respectively, from 2011 to 2012. The lower price of natural gas and NGLs is due in part to increased natural gas production, especially from unconventional sources, such as natural gas shale plays, high levels of natural gas in storage and the effects of the economic downturn starting in 2008. Furthermore, the amount of natural gas in storage in the continental United States has increased due to the decisions of many producers to store natural gas in the expectation of higher prices in the future. We believe that over the short term, until the supply overhang has been reduced and the economy sees more robust growth, natural gas and NGL pricing is likely to be constrained.

The decline in natural gas and NGL prices has had a negative impact on exploration, development and production activity in our areas of operation and has resulted in a decrease in throughput on our midstream natural gas systems from our producer customers. In addition, the natural gas volumes that we obtain from customers that are natural gas marketers, such as AES, are adversely impacted by low NGL prices, particularly for ethane, due to less favorable NGL sale economics for such marketers in low NGL price environments. If natural gas prices or NGL prices remain depressed or decrease further, it could cause sustained reductions in exploration or production activity in our areas of operation, reduce the economic benefit of recovering NGLs from the natural gas stream and result in a further reduction in throughput on our midstream natural gas systems. Also, higher natural gas and NGL prices over the long-term could result in a decline in the demand for natural gas and NGLs and, therefore, in the throughput on our midstream natural gas systems.

As a result, significant prolonged changes in natural gas or NGL prices could materially and adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders.

If third-party pipelines or other midstream facilities interconnected to our gathering and processing facilities become partially or fully unavailable, or if the volumes we gather, process or transport do not meet the natural gas quality requirements of such pipelines or facilities, our revenues and gross margin and our ability to make cash distributions to our unitholders could be materially and adversely affected.

Our natural gas gathering and processing and transportation assets are dependent upon third-party pipelines and other facilities for natural gas supply and NGL takeaway capacity. For example, our Tyler County processing facility is entirely dependent on volumes received from a gathering system owned and operated by an affiliate of Anadarko. In addition, our only NGL transportation option is TEPPCO Partners, L.P.’s Panola Pipeline. The continuing operation of such third-party pipelines and other midstream facilities is not within our control. These pipelines and other midstream facilities may become unavailable because of testing, turnarounds, line repair, reduced operating pressure, lack of operating capacity, regulatory requirements, curtailments of receipt or deliveries due to insufficient capacity or because of damage from hurricanes or other operational hazards. In addition, if the costs to us to access and transport on these third-party pipelines significantly increase, our profitability could be reduced. If any such increase in costs occurred, if any of these pipelines or other midstream facilities becomes unable to receive or transport natural gas or NGLs, or if the volumes we gather or transport do not meet the natural gas quality requirements of such pipelines or facilities, our revenues and gross margin and our ability to make cash distributions to our unitholders could be materially and adversely affected.

Our right of first offer on certain of NuDevco Midstream Development’s midstream energy assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

Our omnibus agreement provides us with a right of first offer on certain of NuDevco Midstream Development’s midstream energy assets during the five-year period following the closing of this offering. The consummation and timing of any acquisition by us of the assets covered by our right to first offer will depend upon, among other things, our ability to reach an agreement with NuDevco Midstream Development on price and other terms, our ability to reach an agreement with AES on the services to be provided by us utilizing any acquired assets, where applicable, and our ability to obtain financing on acceptable terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and NuDevco is under no obligation to accept any offer that we may choose to make or to enter into any commercial agreements with us. For these or a variety of other reasons, we may decide not to exercise our right of first offer when we are permitted to do so, and our decision will not be subject to unitholder approval. In addition, our right of first offer may be terminated by NuDevco Midstream Development at any time after it no longer controls our general partner. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates—Omnibus Agreement—Right of First Offer.”

The long-term growth of our crude oil logistics business is substantially dependent on the availability of railcars.

We do not own or maintain a fleet of railcars, and the long-term growth of our crude oil logistics business is substantially dependent on the availability of railcars to transport crude oil received by our transloaders. The availability of such railcars is not within our control and they may become unavailable due to increased demand or other logistical constraints. AES, our sole transloading customer, has in the past experienced periods of railcar shortages, and may experience such shortages in the future. If AES is unable to obtain a sufficient supply of railcars to enable us to transload the crude oil delivered to us by AES, our business and results of operations could be materially and adversely affected.

Our success depends on drilling activity and our ability to attract and maintain customers in a limited number of geographic areas.

A significant portion of our assets is located in East Texas, the Uinta Basin and the Powder River Basin, and we intend to focus our future capital expenditures substantially on developing our business in these areas. As a result, our financial condition, results of operations and cash flows are significantly dependent upon the demand for our services in these areas. Due to our focus on these areas, an adverse development in natural gas or crude oil production from these areas would have a significantly greater impact on our financial condition and results of operations than if we spread expenditures more evenly over a wider geographic area. For example, a change in the rules and regulations governing operations in or around the East Texas area, the Uinta Basin or the Powder River Basin could cause producers to reduce or cease drilling operations or to permanently or temporarily shut-in their production within the area, which could materially and adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

We are exposed to the creditworthiness and performance of our customers, suppliers and contract counterparties, and any material nonpayment or nonperformance by one or more of these parties could materially and adversely affect our financial condition and results of operations.

Any inaccuracies, miscalculations or declines in the creditworthiness of our customers, suppliers and contract counterparties may have an adverse impact on our business, results of operations, financial condition and ability to make cash distributions to our unitholders. There can be no assurance that our counterparties will perform or adhere to existing or future contractual arrangements. In addition, there can be no assurance that our assessments as to the creditworthiness of our customers, suppliers and contract counterparties will be accurate or that such creditworthiness will not deteriorate in a rapid and/or unanticipated manner.

The procedures and policies we use to manage our exposure to counterparty credit risk, such as credit analysis, credit monitoring and, in some cases, requiring credit support, cannot fully eliminate counterparty credit risks. To the extent our procedures and policies prove to be inadequate, our financial and operational results may be negatively impacted.

Some of our counterparties may be highly leveraged or have limited financial resources and will be subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. In addition, volatility in commodity prices might have an impact on many of our counterparties, which, in turn, could have a negative impact on their ability to meet their obligations to us and may also increase the magnitude of these obligations.

Any material nonpayment or nonperformance by our counterparties could require us to pursue substitute counterparties for the affected operations, reduce operations or provide alternative services, and there can be no assurance that any such efforts would be successful or would provide similar financial and operational results. If we are unable to adequately mitigate the risk of nonpayment or nonperformance by our counterparties, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be materially and adversely affected.

We intend to grow our business in part by seeking strategic acquisition opportunities. If we are unable to make acquisitions on economically acceptable terms from third parties, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our distributable cash flow on a per unit basis.

Our ability to grow depends, in part, on our ability to make acquisitions that increase our distributable cash flow on a per unit basis. The acquisition component of our strategy is based, in large part, on our expectation of ongoing divestitures of midstream energy assets by industry participants. A material decrease in such divestitures would limit our opportunities for future acquisitions and could materially and adversely affect our ability to grow our operations and increase our distributions to our unitholders.

If we are unable to make accretive acquisitions, whether because we are (i) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, (ii) unable to obtain financing for these acquisitions on economically acceptable terms, (iii) outbid by competitors or (iv) unable to obtain necessary governmental or third-party consents or for any other reason, then our future growth and ability to increase distributions will be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in our distributable cash flow on a per unit basis.

Any acquisition, whether from third parties or affiliates, involves potential risks, including, among other things:

•	mistaken assumptions about volumes, revenues and costs, including synergies and potential growth;

•	an inability to secure adequate customer commitments to use the acquired systems or facilities;

•	the risk that natural gas or crude oil reserves expected to support the acquired assets may not be of the anticipated magnitude or may not be developed as anticipated;

•	an inability to integrate successfully the assets or businesses we acquire, particularly given the relatively small size of our management team;

•	the assumption of unknown liabilities;

•	coordinating geographically disparate organizations, systems and facilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	unforeseen difficulties operating in new geographic areas and business lines; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and our unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our results of operations and financial condition.

One of the ways that we intend to grow our midstream natural gas business is through organic growth projects. The construction of additions or modifications to our existing systems and the construction of new midstream natural gas assets involve numerous regulatory, environmental, political, legal and economic uncertainties that are beyond our control. Such expansion projects may also require the expenditure of significant amounts of capital, and financing may not be available on economically acceptable terms or at all. If we undertake these projects, they may not be completed on schedule, at the budgeted cost, or at all. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project.

For instance, if we expand a pipeline, the construction may occur over an extended period of time, yet we will not receive any material increases in revenues until the project is completed and placed into service. Moreover, we could construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize or only materializes over a period materially longer than expected. Since we are not engaged in the exploration for and development of natural gas and crude oil reserves, we often do not have access to third-party estimates of potential reserves in an area prior to constructing facilities in that area. To the extent we rely on estimates of future production in our decision to construct additions to our systems, such estimates may prove to be inaccurate as a result of the numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not attract enough throughput to achieve our expected investment return, which could materially and adversely affect our results of operations and financial condition.

In addition, the construction of additions to our existing gathering and transportation assets may require us to obtain new rights-of-way or federal and state environmental permits or other authorizations. Such authorization may not be granted or, if granted, such authorization may include burdensome or expensive conditions. As a result, we may be unable to obtain such rights-of-way and may, therefore, be unable to connect new natural gas volumes to our systems or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for us to obtain new rights-of-way or authorizations or to modify existing rights-of-way or authorizations. If the cost of modifying or obtaining new rights-of-way or authorizations increases materially, our cash flows could be materially and adversely affected.

Our growth strategy requires access to new capital. Tightened capital markets or increased competition for investment opportunities could impair our ability to grow.

We continuously consider and enter into discussions regarding potential acquisitions or growth capital expenditures. Any limitations on our access to new capital will impair our ability to execute this strategy. If the cost of capital becomes too expensive, our ability to develop or acquire strategic and accretive assets will be limited. We may not be able to raise the necessary funds on satisfactory terms, if at all. The primary factors that influence our initial cost of equity include market conditions, including our then current unit price, fees we pay to underwriters and other offering costs, which include amounts we pay for legal and accounting services. The primary factors influencing our cost of borrowing include interest rates, credit spreads, covenants, underwriting or loan origination fees and similar charges we pay to lenders.

Weak economic conditions and the volatility and disruption in the financial markets could increase the cost of raising money in the debt and equity capital markets substantially while diminishing the availability of funds from those markets. In addition, we are experiencing increased competition for the types of assets we contemplate purchasing. Weak economic conditions and competition for asset purchases could limit our ability to fully execute our growth strategy.

We do not intend to obtain independent evaluations of natural gas or crude oil reserves connected to our gathering and transportation assets or serviced by our crude oil logistics assets on a regular or ongoing basis; therefore, in the future, volumes of natural gas on our systems and volumes of crude oil served by our crude oil logistics assets could be less than we anticipate.

We do not intend to obtain independent evaluations of natural gas or crude oil reserves connected to our systems or served by our crude oil logistics assets on a regular or ongoing basis. Moreover, even if we did obtain such independent evaluations of natural gas or crude oil reserves, such evaluations may prove to be incorrect. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of crude oil and natural gas and assumptions concerning future crude oil and natural gas prices, future production levels and operating and development costs. Accordingly, we may not have independent estimates of total reserves dedicated to some or all of our systems and assets or the anticipated life of such reserves. If the total reserves or estimated life of the reserves connected to our gathering and transportation assets or served by our crude oil logistics assets are less than we anticipate and we are unable to secure additional sources of natural gas or crude oil, it could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Our businesses involve many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs for which we are not adequately insured or if we fail to recover all anticipated insurance proceeds for significant accidents or events for which we are insured, our operations and financial results could be materially and adversely affected.

Our midstream natural gas operations are subject to all of the risks and hazards inherent in the gathering, compressing, treating and processing of natural gas and transportation of NGLs, including:

•	damage to pipelines and plants, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction, vehicles, farm and utility equipment;

•	leaks of natural gas and other hydrocarbons or losses of natural gas as a result of the malfunction of equipment or facilities;

•	ruptures, fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

In addition, our crude oil logistics operations are subject to all of the risks and hazards inherent in the transloading of crude oil, including:

•	damage to transloading facilities, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	spills of crude oil and other hydrocarbons as a result of operator error or the malfunction of equipment or facilities;

•	ruptures, fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of facilities and equipment and pollution or other environmental damage. These risks may also result in curtailment or suspension of our operations. A natural disaster or other hazard affecting the areas in which we operate could have a material adverse effect on our operations. We are not fully insured against all risks inherent in our business. In addition, although we are insured for environmental pollution resulting from environmental accidents that occur on a sudden and accidental basis, we may not be insured against all environmental accidents that might occur, some of which may result in toxic tort claims. If a significant accident or event occurs for which we are not fully insured, it could materially and adversely affect our operations and financial condition. Furthermore, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. Additionally, when future acquisitions are made, we may be unable to recover from the prior owners, pursuant to negotiated indemnification rights, for potential environmental liabilities.

A change in the jurisdictional characterization or regulation of our assets by federal, state or local regulatory agencies or a change in policy by those agencies could result in increased regulation of our assets which could materially and adversely affect our financial condition, results of operations and cash flows.

Our natural gas gathering operations are generally exempt from regulation by FERC under the Natural Gas Act of 1938, or NGA, but FERC regulation still affects these businesses and the markets for products derived from these businesses. FERC’s policies and practices across the range of its natural gas regulatory activities, including, for example, its policies on open access transportation, ratemaking, capacity release and market center promotion, indirectly affect intrastate markets. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity. In addition, the distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of extensive litigation; accordingly, the classification and regulation of some of our pipelines may be subject to change based on future determinations by FERC, the courts or Congress.

State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, complaint-based rate regulation and nondiscriminatory take requirements. Natural gas gathering may receive greater regulatory scrutiny at both the state and federal levels because FERC has taken a more light-handed approach to regulation of the gathering activities of interstate pipeline transmission companies and as a number of such companies have transferred gathering facilities to unregulated affiliates. The Railroad Commission of Texas, or TRRC, has adopted regulations that generally allow natural gas producers and shippers to file complaints with the TRRC in an effort to resolve grievances relating to intrastate pipeline access and rate discrimination. Our natural gas gathering operations could be materially and adversely affected in the future should they become subject to the application of state or federal regulation of rates and services. Our gathering operations also may be or become subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on our operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes. Other state and local regulations also may affect our business. Please read “Business—Regulation of Operations.”

We may incur significant costs and liabilities as a result of pipeline integrity management program testing and related repairs.

Pursuant to the Pipeline Safety Improvement Act of 2002, as reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006, the U.S. Department of Transportation, or DOT, has adopted regulations requiring pipeline operators to develop integrity management programs for pipelines located where a leak or rupture could harm “high consequence areas,” including high population areas, areas that are sources of drinking water, ecological resource areas that are unusually sensitive to environmental damage from a pipeline release and commercially navigable waterways, unless the operator effectively demonstrates by risk assessment that the pipeline could not affect the area. The regulations require operators, including us, to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	maintain processes for data collection, integration and analysis;

•	repair and remediate pipelines as necessary; and

•	implement preventive and mitigating actions.

Our pipelines may be subject to more stringent safety regulation.

The Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, which was signed into law on January 3, 2012, reauthorizes funding for federal pipeline safety programs through 2015, increases penalties for safety violations, establishes additional safety requirements for newly constructed pipelines, and requires studies of certain safety issues that could result in the adoption of new regulatory requirements for existing pipelines. The PHMSA, which is part of DOT, has also published advanced notices of proposed rulemaking to solicit comments on the need for changes to its safety regulations, including whether to revise the integrity management requirements and extend the integrity management requirements to certain gathering lines. In addition, PHMSA has issued Advisory Bulletins which, among other things, advise pipeline operators to review whether existing records of the operating parameters and conditions of their pipelines are able to provide adequate support for determining whether such pipelines are operating at a safe pressure. Locating such records and, in the absence of any such records, verifying maximum pressures through physical testing, could increase our costs or result in reductions of allowable operating pressures. While we expect any legislative or regulatory changes to allow us time to become compliant with new requirements, costs associated with compliance may have a material effect on our operations. We cannot predict with any certainty at this time the terms of new laws, rules or regulatory interpretations, or the costs of compliance associated with such requirements. These types of legislative and regulatory changes could have a material effect on our operations and could increase the amount of our regulatory compliance expenditures.

We are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities.

Our natural gas gathering, compression, treating, processing and transportation operations, NGL transportation operations and transloading operations are subject to stringent and complex federal, state and local environmental laws and regulations that govern the discharge of materials into the environment or otherwise relate to environmental protection. Examples of these laws include:

•	the federal Clean Air Act and analogous state laws that impose obligations related to air emissions;

•

the federal Comprehensive Environmental Response, Compensation and Liability Act, also known as CERCLA or the Superfund law, and analogous state laws that regulate the cleanup of hazardous substances that may be or have been released at properties currently or previously owned or operated by us or at locations to which our wastes are or have been transported for disposal;

•	the federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws that regulate discharges from our facilities into state and federal waters, including wetlands;

•	the federal Oil Pollution Act, also known as OPA, and analogous state laws that establish strict liability for releases of oil into waters of the United States;

•

the federal Resource Conservation and Recovery Act, also known as RCRA, and analogous state laws that impose requirements for the storage, treatment and disposal of solid and hazardous waste from our facilities;

•	the Endangered Species Act, also known as the ESA; and

•	the Toxic Substances Control Act, also known as TSCA, and analogous state laws that impose requirements on the use, storage and disposal of various chemicals and chemical substances at our facilities.

These laws and regulations may impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from our pipelines and facilities, and the imposition of substantial liabilities and remedial obligations for pollution resulting from our operations. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly corrective actions. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations. In addition, we may experience a delay in obtaining or be unable to obtain required permits, which may cause us to lose potential and current customers, interrupt our operations and limit our growth and revenues.

There is a risk that we may incur significant environmental costs and liabilities in connection with our operations due to historical industry operations and waste disposal practices, our handling of hydrocarbon wastes and potential emissions and discharges related to our operations. Joint and several, strict liability may be incurred, without regard to fault, under certain of these environmental laws and regulations in connection with discharges or releases of hydrocarbon wastes on, under or from our facilities and pipelines, a few of which have been used for natural gas gathering and NGL transportation activities for a number of years. Private parties, including the owners of the properties through which our gathering or transportation systems pass and facilities where our wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. For example, an accidental release from one of our pipelines could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage and fines or penalties for related violations of environmental laws or regulations. In addition, changes in environmental laws occur frequently, and any such changes that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations or financial position. We may not be able to recover all or any of these costs from insurance. Please read “Business—Environmental Matters” for more information.

Our operations may impact the environment or cause environmental contamination, which could result in material liabilities to us.

Our operations use hazardous materials, generate limited quantities of hazardous wastes and may affect runoff or drainage water. In the event of environmental contamination or a release of hazardous materials, we could become subject to claims for toxic torts, natural resource damages and other damages and for the investigation and clean-up of soil, surface water, groundwater, and other media. Such claims may arise out of conditions at sites that we currently own or operate. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share. These and other impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could have a material adverse effect on us. Please read “Business—Environmental Matters.”

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs and reduced demand for the natural gas services we provide.

There is a growing belief that emissions of greenhouse gases (“GHGs”), such as carbon dioxide and methane, may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our products and services and the demand for and consumption of our products and services (due to change in both costs and weather patterns).

In recent years, the U.S. Congress has from time to time considered legislation to restrict or regulate emissions of greenhouse gases. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other initiatives are expected to be proposed that may be relevant to GHG emissions issues. In addition, almost half of the states, either individually or through multi-state regional initiatives, have begun to address GHG emissions, primarily through the planned development of emission inventories or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year until the overall GHG emission reduction goal is achieved. Depending on the scope of a particular program, we could be required to purchase and surrender allowances for GHG emissions resulting from our operations (e.g., at compressor stations). Although most of the state-level initiatives have to date been focused on large sources of GHG emissions, such as electric power plants, it is possible that smaller sources such as our operations could become subject to GHG-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for GHG emissions resulting from our operations.

Independent of Congress, the EPA has adopted regulations controlling GHG emissions under its existing Clean Air Act authority. For example, on December 15, 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In 2009, the EPA adopted rules regarding regulation of GHG emissions from motor vehicles. In 2010, EPA also issued a final rule, known as the “Tailoring Rule,” that makes certain large stationary sources and modification projects subject to permitting requirements for greenhouse gas emissions under the Clean Air Act. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States beginning in 2011 for emissions occurring in 2010. We are required to report under this rule. On November 30, 2010, the EPA published a final rule expanding its existing GHG emissions reporting rule for petroleum and natural gas facilities, including natural gas transmission compression facilities that emit 25,000 metric tons or more of carbon dioxide equivalent per year. The rule, which went into effect on December 30, 2010, requires reporting of greenhouse gas emissions by regulated facilities to EPA by September 2012 for emissions during 2011 and annually thereafter.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business, any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could materially and adversely affect demand for the natural gas we gather, treat or otherwise handle in connection with our services. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of greenhouse gases could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program. While we may be able to include some or all of such increased costs in the rates charged by our pipelines or other facilities, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for natural gas, resulting in a decrease in demand for our services. We cannot predict with any certainty at this time how these possibilities may affect our operations.

Increased regulation of hydraulic fracturing could result in reductions or delays in natural gas production by our customers, which could materially and adversely impact our revenues.

A portion of our customers’ crude oil and gas production is developed from unconventional sources that require hydraulic fracturing as part of the completion process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate gas production. The United States Congress has in the past introduced, and may introduce again in the future, legislation to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing from definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process. If adopted this legislation could establish an additional level of regulation and permitting at the federal level.

Federal scrutiny of hydraulic fracturing activities is the subject of ongoing agency and congressional review, including an EPA multi-year study of the potential environmental impacts of hydraulic fracturing, for which EPA released a progress report on December 21, 2012, expects a final report in late 2014. In addition, on October 20, 2011, the EPA announced its intention to propose regulations by 2014 under the federal Clean Water Act to develop standards for wastewater discharges from hydraulic fracturing and other natural gas production activities. The Department of the Interior has proposed regulations adopting disclosure requirements for hydraulic fracturing on federal lands, and announced on January 18, 2013 that it will issue a revised draft rule by March 31, 2013. Other federal agencies and bodies are also considering or have proposed actions relating to hydraulic fracturing, including the White House Council on Environmental Quality, a committee of the United States House of Representatives has conducted an investigation of hydraulic fracturing practices, and the U.S. Department of Energy. Depending on the outcome of these initiatives, there may be further federal regulation of hydraulic fracturing activities.

Several states have also proposed or adopted legislative or regulatory restrictions on hydraulic fracturing, including Texas and Wyoming. We cannot predict whether any such legislation will ever be enacted and if so, what its provisions would be. If additional levels of regulation and permits were required through the adoption of new laws and regulations at the federal or state level, that could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of natural gas that move through our gathering systems which would materially and adversely affect our revenues and results of operations.

We do not own all of the land on which our midstream natural gas pipelines and facilities and transloading facilities are located, which could result in disruptions to our operations.

We do not own all of the land on which our midstream natural gas pipelines and facilities have been constructed, and we are, therefore, subject to the possibility of more onerous terms and/or increased costs to retain necessary land use if we do not have valid rights-of-way or if our pipelines are not properly located within the boundaries of such rights-of-way. Under the majority of our right-of-way contracts, we obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies until abandonment. However, certain of our right-of-way contracts are for a specified period of time. In addition, we do not own the sites on which our Wildcat and Big Horn transloading facilities are located or where we conduct our transloading operations. We have a site access agreement and a rail siding lease at our Wildcat facility with initial terms that expire September 5, 2013 and August 20, 2013, respectively, and a rail siding lease and service agreement at our Big Horn facility with an initial term that expires March 31, 2014.

Our loss of these rights, through our inability to renew right-of-way contracts, site access agreements or rail siding leases or otherwise, could materially and adversely affect our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results timely and accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the rules thereunder that will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Effective internal controls are necessary for us to provide reliable and timely financial reports, prevent fraud and to operate successfully as a publicly traded partnership. We prepare our combined financial statements in accordance with GAAP, but our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, which we refer to as Section 404. For example, Section 404(a) requires us, among other things, to review and report annually on the effectiveness of our internal control over financial reporting. We must comply with Section 404(a) for our fiscal year ending December 31, 2014. In addition, our independent registered public accountants will be required to assess the effectiveness of an internal control over financial reporting at the end of the fiscal year after we are no longer an “emerging growth company” under the JOBS Act, which may be for up to five fiscal years after the completion of this offering.

Prior to this offering, we have been a private company and have not been required to file reports with the SEC. We currently have limited accounting personnel, and while we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal controls over financial reporting, we cannot predict the outcome of our review at this time.

Given the difficulties inherent in the design and operation of internal controls over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firm’s, future conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal controls over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.

We intend to enter into, and borrow $25.0 million at the closing of this offering under, a new revolving credit facility concurrently with the closing of the offering. Our new revolving credit facility is likely to limit our ability to, among other things:

•	incur additional debt;

•	make distributions on or redeem or repurchase units;

•	make certain investments and acquisitions;

•	make capital expenditures;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer or otherwise dispose of assets.

Our new revolving credit facility also will likely contain covenants requiring us to maintain certain financial ratios. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests.

The provisions of our new revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flows required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms or at all.

Increases in interest rates could materially and adversely impact our unit price, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

Interest rates may increase in the future. As a result, interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by our level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key management personnel.

Our ability to operate our business and implement our strategies depends on the continued contributions of certain executive officers and key employees of our general partner, particularly W. Keith Maxwell III. The loss of Mr. Maxwell or any of our other senior executives could materially and adversely affect our business. In addition, we believe that our future success will depend on our continued ability to attract and retain highly skilled management personnel with midstream energy industry experience, and competition for these persons in the midstream energy industry is intense. Given our small size, we may be at a disadvantage, relative to our larger competitors, in the competition for these personnel. We may not be able to continue to employ our senior executives and key personnel or attract and retain qualified personnel in the future, and our failure to retain or attract our senior executives and key personnel could adversely affect our business, financial condition and results of operations.

A shortage of skilled labor in the midstream energy industry could reduce labor productivity and increase costs, which could have a material adverse effect on our business and results of operations.

The gathering, treating, processing and transporting of natural gas and NGLs and transloading of crude oil requires skilled laborers in multiple disciplines such as equipment operators, mechanics and engineers, among others. We have from time to time encountered shortages for these types of skilled labor. If we experience shortages of skilled labor in the future, our labor and overall productivity or costs could be materially and adversely affected. If our labor prices increase or if we experience materially increased health and benefit costs with respect to our general partner’s and its affiliates’ employees, our results of operations could be materially and adversely affected.

Our work force could become unionized in the future, which could materially and adversely affect the stability of our production and materially reduce our profitability.

All of our midstream natural gas assets are operated by non-union employees of our general partner and its affiliates. Our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. If our employees choose to form or affiliate with a union and the terms of a union collective bargaining agreement are significantly different from our current compensation and job assignment arrangements with our employees, these arrangements could materially and adversely affect the stability of our operations and materially reduce our profitability.

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flows rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

Terrorist attacks and threats, cyber-attacks, escalation of military activity in response to these attacks or acts of war could materially and adversely affect our business, financial condition or results of operations.

Terrorist attacks and threats, cyber-attacks, escalation of military activity or acts of war may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could materially and adversely affect our business. Future terrorist or cyber-attacks, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may significantly affect our operations and those of our customers. Strategic targets, such as energy-related assets and transportation assets, may be at greater risk of future attacks than other targets in the United States. Disruption or significant increases in energy prices could result in government-imposed price controls. Any of these occurrences, or a combination of them, could materially and adversely affect our business, financial condition and results of operations.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Act of 2002, (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (iv) provide certain disclosures regarding executive compensation required of larger public companies or (v) hold unitholder advisory votes on executive compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

Risks Inherent in an Investment in Us

NuDevco owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner has conflicts of interest with and owes limited fiduciary duties to us, and may favor our general partner’s and NuDevco’s interests to the detriment of us and our unitholders.

Following this offering, NuDevco will indirectly own and control our general partner, as well as appoint all of the officers and directors of our general partner, some of whom will also be officers of NuDevco. W. Keith Maxwell III, the Chairman of the Board of Directors of our general partner, is the sole owner of NuDevco, which in turn controls AES, one of our principal customers. Although our general partner has a fiduciary duty to manage us in a manner that is beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner that is beneficial to its owner. Conflicts of interest may arise between our general partner and its affiliates, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of NuDevco, AES and their respective affiliates over our interests and the interests of our unitholders. These conflicts include the following situations, among others:

•	Neither our partnership agreement nor any other agreement requires our general partner and its affiliates to pursue a business strategy that favors us.

•	Our general partner is allowed to take into account the interests of parties other than us, such as NuDevco, AES and their respective affiliates, in resolving conflicts of interest.

•

Our partnership agreement limits the liability of and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

•	Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

•

Our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

•

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert to common units.

•	Our general partner determines which costs incurred by it are reimbursable by us.

•

Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•

Our partnership agreement permits us to classify up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or to NuDevco in respect of the incentive distribution rights.

•

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 80% of the common units.

•	Our general partner controls the enforcement of the obligations that it and its affiliates owe to us.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•

NuDevco may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our sponsor’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Please read “Conflicts of Interest and Fiduciary Duties.”

NuDevco and its affiliates, including AES, are not limited in their ability to compete with us and, other than as provided in the omnibus agreement that we will enter into with NuDevco, NuDevco Midstream Development and our general partner at the closing of this offering, are not obligated to offer us the opportunity to acquire additional assets or businesses, which could limit our ability to grow and could materially and adversely affect our results of operations and our ability to make cash distributions to our unitholders.

NuDevco and its affiliates are not prohibited from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, in the future, NuDevco or its affiliates may acquire, construct or dispose of additional midstream natural gas, crude oil logistics or other assets and may be presented with new business opportunities, without any obligation to offer us the opportunity to purchase or construct such assets or to engage in such business opportunities, other than such obligations as set forth in the omnibus agreement that we will enter into with NuDevco, NuDevco Midstream Development and our general partner at the closing of this offering. Moreover, except for the obligations set forth in the omnibus agreement, neither NuDevco nor any of its affiliates has a contractual obligation to offer us the opportunity to purchase additional assets from it, and we are unable to predict whether or when such an offer may be presented and acted upon.

Future sales of our common units could cause the market price of our common units to decline.

The market price of our common units could decline as a result of sales of a large number of our common units in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell our common units in the future at a time and at a price that we deem appropriate. In addition, any additional common units that we issue, including under any equity incentive plans, would dilute the percentage ownership of the existing holders of our common units.

In connection with this offering, we, our general partner, certain of our general partner’s executive officers and directors and certain of our affiliates have agreed with the underwriters, subject to certain exceptions, not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for or repayable with common units, during the period ending 180 days after the date of this prospectus, except with the prior written consent of Stifel, Nicolaus & Company, Incorporated. Please read “Underwriting.” Stifel, Nicolaus & Company, Incorporated may, in its sole discretion, waive or release all or any portion of the common units subject to lock-up agreements prior to expiration of the lock-up period. Subject to the terms of the lock-up agreements, we also may issue common units or securities convertible into, exchangeable for, exercisable for or repayable with common units from time to time in connection with financings, acquisitions, investments or otherwise. Any such issuance could result in substantial dilution to our existing unitholders. As restrictions on resale end or if we register additional common units, the market price of our common units could decline if the holders of restricted units sell them or are perceived by the market as intending to sell them.

Upon the expiration of the lock-up agreements              common units will no longer be subject to the restrictions set forth in the lock-up agreements and will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Please read “Units Eligible for Future Sale.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only              publicly traded common units, assuming no exercise of the underwriters’ option to purchase additional common units. In addition, NuDevco will indirectly own              common units and              subordinated units, representing an aggregate     % limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the loss of a large customer;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

Common units held by persons who are non-taxpaying assignees will be subject to the possibility of redemption.

Our partnership agreement gives our general partner the power to amend the agreement to avoid any adverse effect on the maximum applicable rates chargeable to customers by us under FERC regulations, or in order to reverse an adverse determination that has occurred regarding such maximum rate. If our general partner determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us, then our general partner may adopt such amendments to our partnership agreement as it determines are necessary or advisable to obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant) and permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. Please read “The Partnership Agreement—Redemption of Ineligible Holders.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Because we distribute all of our available cash to our unitholders, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate there being limitations in our new revolving credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our unitholders.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common and subordinated units.

Our partnership agreement contains provisions that modify and reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner or otherwise, free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate corporate opportunities among us and its affiliates;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a common unitholder agrees to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Duties of the General Partner.”

Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

•

provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•

provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith, meaning that it believed that the decision was in the best interest of our partnership, taking into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or their assignees resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that our general partner will not be in breach of its obligations under the partnership agreement or its fiduciary duties to us or our unitholders if a transaction with an affiliate or the resolution of a conflict of interest is:

(1) approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

(2) approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

(3) on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

(4) fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in subclauses (3) and (4) above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

NuDevco, as the owner of all of our incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

NuDevco, as the owner of all of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election by NuDevco, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that NuDevco would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that NuDevco could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when NuDevco expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, NuDevco may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for NuDevco to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to NuDevco in connection with resetting the target distribution levels related to NuDevco’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—NuDevco’s Right to Reset Incentive Distribution Levels.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have “say-on-pay” advisory voting rights. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner will be chosen by NuDevco. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

The unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the closing of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding limited partner units voting together as a single class is required to remove our general partner. Following the closing of this offering, NuDevco will indirectly own     % of our outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would materially and adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholder’s dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by a provision of our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of NuDevco to transfer all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.

The incentive distribution rights indirectly held by NuDevco may be transferred to a third party without unitholder consent.

NuDevco, as the indirect owner of the incentive distribution rights, may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If NuDevco transfers the incentive distribution rights to a third party, NuDevco and its affiliates may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by NuDevco could reduce the likelihood of NuDevco accepting offers made by us relating to assets subject to the right of first offer contained in our omnibus agreement or renewing contractual arrangements with us in the future, as NuDevco and its affiliates would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

You will experience immediate and substantial dilution in net tangible book value of $ per common unit.

The estimated initial public offering price of $         per common unit (the midpoint of the range set forth on the cover of this prospectus) exceeds our net tangible book value of $         per unit. Based on the estimated initial public offering price of $         per common unit, you will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

We may issue additional units without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash we have available to distribute on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

NuDevco may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, assuming that the underwriters do not exercise their option to purchase additional common units, NuDevco will hold an aggregate of              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, NuDevco will indirectly own approximately     % of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the subordinated units), NuDevco will indirectly own approximately     % of our outstanding common units. For additional information about this right, please read “The Partnership Agreement—Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement—Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable both for the obligations of the assignor to make contributions to the partnership that were known to the substituted limited partner at the time it became a limited partner and for those obligations that were unknown if the liabilities could have been determined from the partnership agreement. Neither liabilities to partners on account of their partnership interest nor liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted.

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 and related rules subsequently implemented by the SEC and The NASDAQ Stock Market LLC, or the NASDAQ, have required changes in the corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and to possibly result in our general partner having to accept reduced policy limits and coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers. We have included $2.8 million of estimated annual incremental costs associated with being a publicly traded partnership in our financial forecast included elsewhere in this prospectus. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our distributable cash flow would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based upon our operations that we are or will be so treated, a change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35.0%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to our unitholders. Since a tax would be imposed upon us as a corporation, our distributable cash flow would be reduced substantially. Therefore, if we were treated as a corporation for federal income tax purposes there would be material reduction in the anticipated cash flows and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our distributable cash flow.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce distributable cash flow. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. We are unable to predict whether any such proposals will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income which could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability resulting from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our distributable cash flow.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our distributable cash flow.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price the unitholder receives is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of a unitholder’s common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. Our counsel is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from a unitholder’s sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to our unitholders’ tax returns. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and although the U.S. Treasury Department issued proposed regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we will adopt. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any items of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for U.S. federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner, our unitholders and IDR holders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders, our general partner and IDR holders. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, a unitholder may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We will initially own property or conduct business in Texas, Utah, Arizona, Louisiana and Wyoming. Utah, Arizona and Louisiana currently impose a personal income tax on individuals. As we make acquisitions or expand our business, we may own property or conduct business in additional states that impose a personal income tax. It is your responsibility to file all U.S. federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax laws and regulations, including federal, state and foreign income taxes and transactional taxes such as excise, sales/use, payroll, franchise and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted that could result in increased tax expenditures in the future. Many of these tax liabilities are subject to audits by the respective taxing authority. These audits may result in additional taxes as well as interest and penalties.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million (based upon the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, commissions and the structuring fee, but before paying offering expenses, from the issuance and sale of common units offered by this prospectus. We will use the net proceeds from this offering to:

•	pay offering expenses of approximately $ million; and

•	repay a portion of our outstanding borrowings under our existing credit facility and settle our related interest rate swap liability.

We will use any remaining net proceeds for general partnership purposes.

At the closing of this offering, we will enter into, and borrow $25.0 million under, our new revolving credit facility. A portion of these borrowings will be used to repay the remaining portion of our outstanding borrowings under our existing credit facility. Immediately following the repayment of our outstanding borrowings under our existing credit facility with the net proceeds of this offering and a portion of the borrowings under our new revolving credit facility, our existing credit facility will be terminated.

A portion of the amounts to be repaid under our existing credit facility with the net proceeds of this offering and borrowings under our new revolving credit facility were used to finance the development of our assets. As of May 15, 2013, we had approximately $130.4 million of indebtedness outstanding under our existing credit facility. This indebtedness had a weighted average interest rate of 3.95% as of May 15, 2013. Our existing credit facility matures in December 2014. As of May 15, 2013, we had liabilities of approximately $0.1 million under the interest rate swap related to our existing credit facility.

Our estimates assume an initial public offering price of $         per common unit and no exercise of the underwriters’ option to purchase additional common units. An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts, to increase or decrease by $         million. If our net proceeds are reduced, we may not have sufficient funds to pay off our existing credit facility and settle our related interest rate swap liability. If we do not raise sufficient funds to pay off our existing credit facility and settle our related interest rate swap liability, we will have to borrow funds under our new revolving credit facility in addition to the $25.0 million that we will borrow at the closing of this offering, which will increase our interest expense, decrease our distributable cash flow and reduce the amount available for future borrowing under our new revolving credit facility.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds from that exercise to redeem from NuDevco a number of common units equal to the number of common units issued upon such exercise, at a price per common unit equal to the proceeds per common unit in this offering before expenses but after deducting underwriting discounts, commissions and the structuring fee.

The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of business. Please read “Underwriting.”

CAPITALIZATION

The following table shows:

•	Our historical cash and capitalization as of March 31, 2013; and

•	our pro forma as adjusted cash and capitalization, as of March 31, 2013, giving effect to:

•

our receipt and use of net proceeds of $         million from the issuance and sale of              common units to the public at an assumed initial offering price of $         (based upon the mid-point of the price range set forth on the cover page of this prospectus) in the manner described in “Use of Proceeds”;

•	the entry into our new revolving credit facility; and

•	the other transactions described in “Summary—Formation Transactions and Partnership Structure.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our historical combined financial statements and related notes and our unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2013
	Historical	Pro Forma, As Adjusted (Unaudited)
	(in thousands)
Cash and cash equivalents	$2,945		$13,251

Long-Term Debt:
Existing credit facility(1)	127,438		—
New revolving credit facility(2)	—		25,000

Total long-term debt (including current maturities)	127,438		25,000

Member’s Equity and Partners’ Capital:
Member’s equity	28,669		—
Limited partners units:
Common units—public	—
Common units—sponsor	—
Subordinated units—sponsor	—
General partner units	—

Total member’s equity and partners’ capital	28,669

Total capitalization	$156,107	$

(1)

As of May 15, 2013, we had $130.4 million of indebtedness outstanding under our existing credit facility. We will not assume any obligations with respect to our existing credit facility in connection with the transactions contemplated by this offering. As of May 15, 2013, we had liabilities of approximately $0.1 million under the interest rate swap related to our existing credit facility.

(2)	We expect the initial interest rate under our new revolving credit facility to be %.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2013, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value was $         million, or $         per unit. Net tangible book value excludes $         million of net intangible assets. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit(1)		$
Pro forma net tangible book value per unit before the offering(2)	$
Increase in net tangible book value per unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per unit after the offering(3)

Immediate dilution in tangible net book value per common unit to purchasers in the offering(4)(5)		$

(1)	The mid-point of the price range set forth on the cover of the prospectus.
(2)

Determined by dividing the number of units (             common units,              subordinated units and              general partner units) held by our general partner and its affiliates, including NuDevco, into the net tangible book value of our assets.

(3)

Determined by dividing the total number of units to be outstanding after this offering (             common units,              subordinated units and              general partner units) into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of this offering.

(4)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $ and $ , respectively.
(5)

Assumes the underwriters’ option to purchase additional common units from us is not exercised. If the underwriters’ option to purchase additional common units from us is exercised in full, the immediate dilution in net tangible book value per common unit to purchasers in this offering will be $        .

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon the closing of the transactions contemplated by this prospectus:

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
(in thousands)
General partner and affiliates(1)(2)			%	$		%
Purchasers in the offering

Total			%	$		%

(1)	The units acquired by our general partner and its affiliates, including NuDevco, consist of common units, subordinated units and general partner units.
(2)	Assumes the underwriters’ option to purchase additional common units is not exercised.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, “Forward-Looking Statements” and “Risk Factors” should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical combined financial statements and related notes and our unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no obligation to make cash distributions except as provided in our partnership agreement. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

•

We expect that our cash distribution policy will be subject to restrictions on cash distributions under our new revolving credit facility. One such restriction would prohibit us from making cash distributions while an event of default has occurred and is continuing under our new revolving credit facility, notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Liquidity—Credit Facilities.”

•

The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read “The Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval.” However, after the subordination period has ended our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units held by NuDevco after the subordination period has ended. At the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional common units, NuDevco will indirectly own our general partner and will indirectly own an aggregate of approximately     % of our outstanding common units and all of our subordinated units. Please read “The Partnership Agreement—Amendment of Our Partnership Agreement.”

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operation and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs as well as maintenance capital expenditures. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash.”

•

Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•

If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on the common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy will significantly impair our ability to grow. In addition, because we intend to distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Related to

Our Business—Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.” To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read “Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.”

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $         per unit for each whole quarter, or $         per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which distributions are made. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately preceding the indicated distribution date. We do not expect to make distributions for the period that begins on                     , 2013 and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through                         , 2013 based on the actual length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of our common units, subordinated units and general partner units outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

Minimum quarterly distributions
(in thousands)
	Number of units	One quarter	Annualized (four quarters)
Publicly held common units(1)		$	$
Common units held by NuDevco(1)
Subordinated units held by NuDevco
General partner units

Total		$	$

(1)	Assumes no exercise of the underwriters’ option to purchase additional common units.

As of the date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2.0% general partner interest. In addition, NuDevco will indirectly hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $         per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, the general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read “Conflicts of Interest and Fiduciary Duties.”

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” The minimum quarterly distribution will also automatically be adjusted in connection with the resetting of the target distribution levels related to our sponsor’s incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—NuDevco’s Right to Reset Incentive Distribution Levels.”

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $         per unit for the twelve months ending June 30, 2014. In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Distributable Cash Flow,” in which we present the amount of distributable cash flow we would have generated on a historical as adjusted basis for the year ended December 31, 2012 and the twelve months ended March 31, 2013 derived from our audited historical financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•

“Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014,” in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution on all of our common units, as well as the corresponding distribution on our 2.0% general partner interest, for the twelve months ending June 30, 2014.

Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2012 and the Twelve Months Ended March 31, 2013

If we had completed the transactions contemplated in this prospectus on January 1, 2012, our unaudited pro forma distributable cash flow for the year ended December 31, 2012 would have been approximately $10.4 million. If we had completed the transactions contemplated in this prospectus on January 1, 2012, our unaudited pro forma distributable cash flow for the twelve months ended March 31, 2013 would have been approximately $8.2 million. This amount would have been insufficient to support the payment of the minimum quarterly distribution of $         per unit ($         per unit on an annualized basis) on all of our common units and subordinated units and general partner’s 2.0% interest for that period. Specifically, the amount of distributable cash flow that we generated during the twelve months ended March 31, 2013 would have been sufficient to

support the payment of a distribution of $         per common unit per quarter ($         per common unit on an annualized basis), or approximately     % of the minimum quarterly distribution, and we would not have been able to support the payment of any distributions on our subordinated units for that period.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma condensed combined financial data have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we been formed in earlier periods.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2012 and the twelve months ended March 31, 2013 the amount of distributable cash flow we would have generated, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2012.

Marlin Midstream Partners, LP

Unaudited Pro Forma Distributable Cash Flow

	Year Ended December 31, 2012	Twelve Months Ended March 31, 2013
	(In thousands)	(In thousands)
Pro Forma Net Income:	$5,693		4,192
Add:
Interest expense, net of amounts capitalized	2,041		2,041
Depreciation expense	7,481		7,611
State franchise tax	101		100
Interest and other income	(23)		(23)

Adjusted EBITDA(1)	15,293		13,921
Less:
Incremental general and administrative expenses of being a publicly traded partnership(2)	(2,750)		(2,750)
Maintenance capital expenditures(3)	(1,979)		(1,649)
Expansion capital expenditures(3)	(9,033)		(12,516)
Cash interest expense(4)	(203)		(1,282)
Add:
Borrowings to fund expansion capital expenditures	9,033		12,516

Pro Forma Distributable Cash Flow	$10,361		$8,240

Pro Forma Cash Distributions:
Distributions per unit	$	$
Distributions to public common unitholders
Distributions to NuDevco—Common Units Distributions to NuDevco—Subordinated Units	—
Distributions to LTIP participants
Distributions to our general partner	—

Total Distributions	$

Shortfall	$( )	$

Percent of minimum quarterly distributions payable to public common unitholders	%		%
Percent of minimum quarterly distributions payable to subordinated unitholders	%		%

(1)

For a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary Historical and Unaudited Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

(2)

Represents estimated cash expenses associated with being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NASDAQ Stock Market; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees and director and officer insurance expenses.

(3)

Historically we did not necessarily distinguish between maintenance capital expenditures and expansion capital expenditures in the same manner that will be required under our partnership agreement following the closing of this offering. For purposes of this pro forma presentation, we have retroactively reclassified our total capital expenditures as either maintenance capital expenditures or expansion capital expenditures in the same manner that will be required prospectively under our partnership agreement following the closing of this offering. For a discussion of maintenance and expansion capital expenditures, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures.”

(4)	Represents estimated cash interest expenses on borrowing drawn under revolving credit facility assuming annual interest rate at 4.50%.

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014

We forecast that our estimated distributable cash flow for the twelve months ending June 30, 2014 will be approximately $27.4 million. This amount would exceed by $         million the amount needed to support the payment of the total annualized minimum quarterly distribution of $         million on all of our units for the twelve months ending June 30, 2014. The assumed number of outstanding units upon which we based our belief does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the completion of this offering.

We do not, as a matter of course, make public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated distributable cash flow and related assumptions and considerations set forth below to substantiate our belief that we will generate sufficient distributable cash flow to support the payment of the annualized minimum quarterly distribution to all our unitholders, as well as the corresponding distribution on our 2.0% general partner interest, for the twelve months ending June 30, 2014. This forecast is a forward-looking statement and should be read together with our historical combined financial statements and related notes and our unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The accompanying prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we will generate sufficient distributable cash flow to support the payment of the annualized minimum quarterly distribution to all of our unitholders for the twelve months ending June 30, 2014. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Neither our independent registered public accounting firm nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information. They therefore assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of our independent registered public accounting firm included in this prospectus relate to the historical combined financial information, and those reports do not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate sufficient distributable cash flow to support the payment of the annualized minimum quarterly distribution to all of our unitholders for the twelve months ending June 30, 2014.

We are providing the forecast of estimated distributable cash flow and related assumptions set forth below to supplement the historical combined financial statements and unaudited pro forma condensed combined financial statements included elsewhere in this prospectus in support of our belief that we will generate sufficient distributable cash flow to support the payment of the annualized minimum quarterly distribution to all of our unitholders for the twelve months ending June 30, 2014. Please read below under “Assumptions and Considerations” for further information as to the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the completion of this offering. In light of this, the statement that we believe that we will generate sufficient distributable cash flow to support the payment of the annualized minimum quarterly distribution on all of our outstanding units for the twelve months ending June 30, 2014, should not be regarded as a representation by us, the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

	Quarter Ending								Twelve Months Ending
(In thousands)	September 30, 2013		December 31, 2013		March 31, 2014		June 30, 2014		June 30, 2014
Revenues:
Natural gas, NGLs and condensate revenue		$8,436		$8,806		$8,478		$8,445	$34,165
Gathering, processing and other revenue		6,543		6,707		6,681		6,766	26,697
Gathering, processing and other revenue—affiliates		4,078		4,078		3,990		4,034	16,180
Crude oil logistics revenue—affiliates		3,464		3,464		3,464		3,464	13,856

Total Revenues		$22,521		$23,055		$22,613		$22,709	$90,898

Cost of Revenues:
Cost of natural gas, NGLs and condensate revenue		1,394		1,812		1,735		1,738	6,679
Cost of natural gas, NGLs and condensate revenue—affiliates		6,813		6,729		6,475		6,454	26,471

Total Cost of Revenue		$8,207		$8,541		$8,210		$8,192	$33,150

Gross Margin(1)		$14,314		$14,514		$14,403		$14,517	$57,748
Operating expenses:
Operation and maintenance—gathering and processing		2,548		2,458		2,509		2,512	10,027
Operation and maintenance gathering and processing—affiliates		1,356		1,365		1,386		1,386	5,493
Operation and maintenance—crude oil logistics		504		505		507		513	2,029
Operation and maintenance—crude oil logistics—affiliates		216		216		217		220	869
General and administrative(3)		702		702		702		702	2,808
General and administrative—affiliates(2)(3)		1,023		1,023		1,023		1,023	4,092
Property and other taxes		297		297		311		311	1,216
Depreciation expense		1,957		1,976		1,986		1,997	7,916

Total operating expenses		8,603		8,542		8,641		8,664	34,450

Operating income		$5,711		$5,972		$5,762		$5,853	$23,298
Interest expense, net of amounts capitalized(4)		(459)		(459)		(454)		(451)	(1,823)

Net income		$5,252		$5,513		$5,308		$5,402	$21,475
Plus:
Interest expense, net of amounts capitalized(4)		459		459		454		451	1,823
State franchise tax(5)		25		25		25		25	100
Depreciation expense		1,957		1,976		1,986		1,997	7,916

Estimated adjusted EBITDA(6)		$7,693		$7,973		$7,773		$7,875	$31,314
Less:
Cash interest expense(7)		323		323		319		316	1,281
Cash state franchise tax		25		25		25		25	100
Maintenance capital expenditures(8)		625		625		627		636	2,513
Expansion capital expenditures(8)		900		600		250		250	2,000
Add:
Cash on hand to fund capital expenditures		900		600		250		250	2,000

Estimated distributable cash flow		$6,720		$7,000		$6,802		$6,898	$27,420
Distributions to public common unit holders
Distributions to NuDevco—common units
Distributions to NuDevco—subordinated units
Distributions to general partner
Excess cash available for distributions over aggregate minimum quarterly distributions	$		$		$		$		$

(1)

For a definition of gross margin and a reconciliation of gross margin to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary Historical and Unaudited Pro Forma Financial and Operating Data—Non-GAAP Financial Measure.”

(2)

Consists primarily of employee compensation and benefits expense with respect to employees of our general partner and its affiliates that will provide services to us under the omnibus agreement that we will enter into with our general partner and sponsor in connection with this offering, as well as reimbursements to our general partner and its affiliates for various shared services costs, such as information technology services.

(3)

Includes approximately $2.8 million of estimated cash expenses associated with being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NASDAQ Global Market; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees and director and officer insurance expenses.

(4)	Includes amortization of debt issuance costs relating to our new revolving credit facility and commitment fees incurred with respect to our new revolving credit facility.
(5)	Amounts are included in the property and other taxes line item.
(6)

For a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary Historical and Unaudited Pro Forma Financial and Operating Data—Non-GAAP Financial Measure.”

(7)	Includes commitment fees incurred with respect to our new revolving credit facility. We do not expect to make any borrowings under our new revolving credit facility during the forecast period.
(8)

Historically we did not necessarily distinguish between maintenance capital expenditures and expansion capital expenditures in the same manner that will be required under our partnership agreement following the closing of this offering. For purposes of this pro forma presentation, we have prospectively classified our total capital expenditures as either maintenance capital expenditures or expansion capital expenditures in the same manner that will be required under our partnership agreement following the closing of this offering. For a discussion of maintenance and expansion capital expenditures, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures.”

Assumptions and Considerations

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2014. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Considerations

Substantially all of our distributable cash flow for the twelve months ending June 30, 2014 will be generated under fee-based commercial agreements, the substantial majority of which will have minimum volume commitments. A significant portion of our revenues and certain of our expenses will be determined by commercial agreements that we will enter into with AES at the closing of this offering. In addition, a significant portion of our revenues and certain of our expenses will be attributable to gathering and processing agreements with Anadarko that we entered into at our Panola County processing facilities in 2012, which are not reflected for an entire twelve months in our historical combined financial statements or unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. Historically, we generated revenues primarily under keep-whole and other commodity-based gathering and processing agreements with third parties and our affiliates. At the closing of this offering, we will assign all of our existing commodity-based gathering and processing agreements with third party customers to AES and enter into a new three-year fee-based gathering and processing agreement with AES with a minimum volume commitment. Accordingly, our forecasted results are not directly comparable with historical periods. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results.”

We estimate that distributable cash flow for the twelve months ending June 30, 2014 will be $27.4 million, as compared to pro forma distributable cash flow of $10.4 million and $8.2 million for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. A significant portion of the increase in distributable cash flow for the twelve months ending June 30, 2014 as compared to the year ended December 31, 2012 and the twelve months ended March 31, 2013 on a pro forma basis is attributable to additional revenues that we expect to generate under:

•	fixed fees for transloading services that we will provide to AES; and

•	a full year of gathering and processing fees under our existing agreements with Anadarko at our Panola County processing facilities.

Total Revenues and Gross Margin

We estimate that our total revenues for the twelve months ending June 30, 2014 will be $90.9 million, as compared to pro forma revenues of $64.2 million and $61.4 million for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. We estimate that our total gross margin for the twelve months ending June 30, 2014 will be $57.7 million, as compared to pro forma gross margin of $35.6 million and $35.0 million for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. Approximately $56.7 million, or 98%, of our gross margin for the twelve months ending June 30, 2014, will be derived from fee-based commercial agreements, the substantial majority of which will have minimum volume commitments.

(In thousands)	Pro Forma Year Ended December 31, 2012	Twelve Months Ended March 31, 2013	Twelve Months Ending June 30, 2014
Revenues:
Natural gas, NGLs and condensate revenue	$33,531	$29,080	$34,165
Gathering, processing and other revenue	30,642	32,310	42,877
Crude oil logistics revenue	—	—	13,856

Total Revenues	64,173	61,390	90,898
Cost of natural gas, NGLs and condensate revenue	28,536	26,421	33,150

Gross Margin	$35,637	$34,969	$57,748

For a definition of gross margin and a reconciliation of gross margin to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary Historical and Unaudited Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Natural Gas, NGLs and Condensate Revenue

We estimate that natural gas, NGLs and condensate revenue will be $34.2 million, and approximately 2% of our gross margin, for the twelve months ending June 30, 2014, as compared to pro forma revenues of $33.5 million and $29.1 million for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. Under our commercial agreements that do not require us to deliver NGLs to the customer in kind, including our gathering and processing agreement with AES that we will enter into in connection with the closing of this offering, we provide NGL transportation services to the customer whereby we purchase the NGLs from the customer at an index price, less fractionation and transportation fees, and simultaneously sell the NGLs to third parties at the same index price, less fractionation fees. The sales price of the NGLs that we sell under these arrangements is recorded in natural gas, NGLs and condensate sales. The transportation fees associated with the services on our NGL pipelines are recorded as gathering, processing and other revenue.

Gathering, Processing and Other Revenue

We estimate that gathering, processing and other revenue will be $42.9 million, and approximately 74% of our gross margin, for the twelve months ending June 30, 2014, as compared to pro forma revenues of $30.6 million and $32.3 million for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. The increase in gathering, processing and other revenue is primarily attributable to the increase in volumes under our fee-based gathering and processing agreements with Anadarko and other third-party customers at our Panola processing facilities. The twelve months ending June 30, 2014 and pro forma year ended December 31, 2012 and twelve months ended March 31, 2013 include the fee-based revenues, including minimum volume commitment payments, we expect to generate under the fee-based gathering and processing agreement we will enter into with AES at the closing of this offering. For the twelve months ending June 30, 2014, we estimate that our gathering, processing and other revenues under this agreement will be approximately $16.2 million.

•	Volumes.

•

Affiliates. Pursuant to our gathering and processing agreement that we will enter into with AES at our Panola County processing facilities at the closing of this offering, AES will pay us a fixed fee per Mcf for gathering, treating, compression and processing services and a per gallon fixed fee for NGL transportation services, subject to an annual inflation adjustment. The agreement provides for a minimum volume commitment of 80 MMcf/d which, at the option of AES and subject to the availability of capacity at our Panola facilities, may be increased to 100 MMcf/d. At the closing of this offering, we will terminate our existing commodity-based gas gathering and processing agreement with AES and assign to AES all of our remaining keep-whole and other commodity-based gathering and processing agreements with third party customers, which we believe will not have a significant impact on our gross margin on a pro forma basis. Due to various market-related factors, we cannot predict with reasonable certainty the actual volumes of natural gas that AES will deliver to us on a quarter-by-quarter basis. We therefore have based our projections of distributable cash on AES’ minimum volume commitment rather than forecasted AES volumes. AES, as a marketer of natural gas and NGLs, does not explore for or produce the volumes of natural gas it delivers to us for processing. While we believe AES has a reasonable expectation that it will use its contracted volume on an economic basis over the long term, its actual volumes during any applicable period may be below its minimum volume commitment. The pro forma year ended December 31, 2012 includes both minimum volume commitment payments and excess volume payments based on actual volumes delivered by AES. The twelve months ending June 30, 2014 includes minimum volume commitment payments. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results—Gathering and Processing Agreements.”

•

Third parties. We estimate that we will process an average of 143 MMcf/d of third party volumes for the twelve months ending June 30, 2014 at our Panola County and Tyler County processing facilities. A significant portion of these forecasted third party volumes are subject to minimum volume commitments. On a pro forma basis, our average daily processed third party volumes during the year ended December 31, 2012 and the twelve months ended March 31, 2013 were 107 MMcf/d and 113 MMcf/d, respectively. The expected increase in volumes in the forecast period as compared to the year ended December 31, 2012 and the twelve months ended March 31, 2013 is primarily due to an increase in Anadarko’s minimum volume commitment at our Panola County processing facilities.

Crude Oil Logistics Revenue

We estimate that transloading fees will be $13.9 million, and approximately 24% of our gross margin, for the twelve months ending June 30, 2014. All of the revenues estimated for the twelve months ending June 30, 2014 result from fixed fees paid by AES under the transloading service agreements that we will enter into with AES at our Wildcat and Big Horn facilities at the closing of this offering. Under these agreements, AES will pay us a fixed fee per barrel for transloading services, subject to an annual inflation adjustment. The agreements provide for minimum volume commitments of 7,600 Bbls/d at each facility with respect to each of our two skid transloaders and 1,260 Bbls/d with respect to each of our three ladder transloaders, for a total 18,980 Bbls/d. Due to various market-related factors, we cannot predict with reasonable certainty the actual volumes of crude oil that AES will deliver to us on a quarter-by-quarter basis. We therefore have based our projections of distributable cash flow on AES’ minimum volume commitment rather than forecasted AES volumes. AES, as a marketer of crude oil, does not explore for or produce the volumes of crude oil it delivers to us for transloading. While we believe AES has a reasonable expectation that it will use its contracted volume on an economic basis over the long term, its actual volumes during any applicable period may be below its minimum volume commitment. The twelve months ending June 30, 2014 includes twelve months of transloading fees at both the Wildcat and Big Horn facilities at the minimum volume commitment levels.

Revenue from our crude oil logistics business is not included in our historical combined financial statements or unaudited pro forma condensed combined financial statements included elsewhere in this prospectus because our crude oil logistics assets were not in service during the periods covered by such financial statements. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results.”

Cost of Revenue

We estimate that our cost of natural gas, NGLs and condensate revenue will be approximately $33.2 million for the twelve months ending June 30, 2014, as compared to pro forma cost of natural gas, NGLs and condensate revenue of $28.5 million and $26.4 million for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. The increase in the cost of natural gas, NGLs and condensate revenue from the year ended December 31, 2012 and the twelve months ended March 31, 2013 to the twelve months ending June 30, 2014 is primarily attributable to changes in our commercial agreements with third parties other than Anadarko. In the pro forma cost of revenues for the year ended December 31, 2012 and the twelve months ended March 31, 2013, certain of our gathering and processing agreements with third parties were primarily keep-whole contracts. Under these contracts, we were required to make up or “keep the producer whole” for the condensate and NGL volumes extracted from the natural gas stream through the delivery, or payment for a thermally equivalent volume, of residue gas. The cost of these “replacement” natural gas volumes was recorded in our cost of natural gas, NGLs and condensate revenues. As reflected in the twelve months ending June 30, 2014, these keep-whole contracts will have been converted to fee-based arrangements at or prior to the closing of this offering. During the year ended December 31, 2012, we purchased 3 MMcf/d of replacement gas at a cost of $3.0 million, and during the twelve months ended March 31, 2013, we purchased 3 MMcf/d of replacement gas at a cost of $2.7 million. The cost of such replacement gas is reflected in the pro forma cost of natural gas, NGLs and condensate revenue for each period.

Under our existing gathering and processing agreements with third parties, we provide NGL transportation services to the customer whereby we purchase the NGLs from the customer at an index price, less fractionation and transportation fees, and simultaneously sell the NGLs to third parties at the same index price, less fractionation fees. The purchase price of the NGLs that are purchased under these arrangements is recorded in cost of natural gas, NGLs and condensate revenue. There are no material costs categorized as cost of revenue directly identified with gathering, processing and other revenue.

Total Operating Expenses Excluding Cost of Revenue

We estimate that total operating expenses excluding cost of revenues for the twelve months ending June 30, 2014 will be approximately $34.5 million, as compared to pro forma operating expenses of $27.9 million and $28.8 million for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. The increase in total operating expenses excluding cost of revenues is primarily attributable to the commencement of significant operations in our crude oil logistics segment from $0.0 for both the year ended December 31, 2012 and the twelve months ended March 31, 2013 on a pro forma basis to $2.9 million for the twelve months ending June 30, 2014 and an increase of incremental expenses in the amount of $2.8 million as a result of being a publicly traded partnership.

(In thousands)	Pro Forma Year Ended December 31, 2012	Pro Forma Twelve Months Ended March 31, 2013	Twelve Months Ending June 30, 2014
Operation and maintenance—gathering and processing	$15,385	$15,407	$15,520
Operation and maintenance—crude oil logistics	—	—	2,898
General and administrative expenses	4,066	4,711	6,900
Property and other taxes	994	1,030	1,216
Depreciation expense	7,481	7,611	7,916

Total operating expenses excluding cost of natural gas, NGLs and condensate revenue	$27,926	$28,759	$34,450

Operation and Maintenance Expense—Gathering and Processing

We estimate that operation and maintenance expense for our gathering and processing activities for the twelve months ending June 30, 2014 will be $15.5 million, as compared to pro forma operation and maintenance expense of $15.4 million for both the year ended December 31, 2012 and the twelve months ended

March 31, 2013. Operation and maintenance expense for gathering and processing is primarily composed of expenses related to labor, utilities and chemicals, property insurance premiums, compression costs and maintenance and repair expenses, which generally remain relatively stable across broad ranges of throughput volumes. We anticipate that historical levels of recurring operation and maintenance expense for our gathering and processing activities, adjusted for inflation, will remain relatively constant in the twelve months ending June 30, 2014.

Operation and Maintenance Expense—Crude Oil Logistics

We estimate that operation and maintenance expense for our crude oil logistics activities for the twelve months ending June 30, 2014 will be $2.9 million. Operation and maintenance for crude oil logistics services is primarily composed of expenses related to labor, utilities and site access fees at our Wildcat and Big Horn facilities. At our Wildcat facility, we pay a monthly fee for the first 100 trucks that offload at our facility and an additional fee per truck thereafter pursuant to a site access agreement and a monthly fee pursuant to a rail siding lease. At our Big Horn facility, we pay a monthly fee pursuant to a rail siding lease and service agreement.

Operation and maintenance expense for crude oil logistics is not included in our historical combined financial statements or unaudited pro forma condensed combined financial statements included elsewhere in this prospectus because our crude oil logistics assets had no material operations during the periods covered by such financial statements. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results.”

General and Administrative Expense

We estimate that general and administrative expense for the twelve months ending June 30, 2014 will be $6.9 million, compared to pro forma general and administrative expense of $4.1 million and $4.7 million for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. General and administrative expense for the twelve months ending June 30, 2014 is primarily composed of a $4.1 million overhead allocation from our general partner and the incremental costs associated with being a publicly traded partnership. The increase in general and administrative expense from the year ended December 31, 2012 and the twelve months ended March 31, 2013 on a pro forma basis as compared to the twelve months ending June 30, 2014 includes an estimated $2.8 million of incremental expenses of being a publicly traded partnership.

Property and Other Taxes

We estimate that our property, ad valorem and state margin taxes for the twelve months ending June 30, 2014 will be $1.2 million, compared to pro forma property, ad valorem and state margin taxes of $1.0 million and $1.0 million for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively.

Depreciation Expense

We estimate that depreciation expense for the twelve months ending June 30, 2014 will be $7.9 million, as compared to pro forma depreciation expense of $7.5 million and $7.6 million for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. Estimated depreciation expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies. The increase in depreciation expense is primarily attributable to the completion of our Oak Hill Lateral, the installation of molecular sieves at our Panola 1 processing plant and the addition of transloading assets.

Maintenance Capital Expenditures

We estimate that we will incur $2.5 million for maintenance capital expenditures during the twelve months ending June 30, 2014, as compared to $2.0 million and $1.7 million for pro forma maintenance capital expenditures for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. Maintenance capital expenditures are expenditures made to maintain, over the long term, our operating capacity or operating income. The increase in maintenance capital expenditures reflects the overhauls and upgrades to major equipment at our Panola County and Tyler County processing facilities in order to maintain the reliability and functionality of the equipment.

Expansion Capital Expenditures

We estimate that our expansion capital expenditures for the twelve months ending June 30, 2014 will total $2.0 million, as compared to pro forma expansion capital expenditures of $9.0 million and $12.5 for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. Expansion capital expenditures in the twelve months ending June 30, 2014 are primarily attributable to the installation of molecular sieves at our Panola 1 processing plant, which will expand the capacity of our Panola County processing facilities by approximately 4% and reduce ongoing operational expense. Pro forma expansion capital expenditures during the year ended December 31, 2012 and the twelve months ended March 31, 2013 were related to the completion of our Panola 2 processing plant and completion of our Oak Hill Lateral. Expansion capital expenditures are expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity, operating throughput or operating income over the long term.

Historically we did not necessarily distinguish between maintenance capital expenditures and expansion capital expenditures in the same manner that will be required under our partnership agreement following the closing of this offering. For purposes of this presentation, we have classified our total historical capital expenditures as either maintenance capital expenditures or expansion capital expenditures in the same manner that will be required prospectively under our partnership agreement following the closing of this offering.

Financing

We estimate that interest expense will be approximately $1.8 million (including non-cash interest expense related to deferred financing fees) for the twelve months ending June 30, 2014, compared to pro forma interest expense of $2.0 million and $2.0 million for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively. Our estimate of interest expense for the forecast period is based on the following assumptions:

•	we will have a new revolving credit facility of $100.0 million, which we have assumed was drawn in the amount of $25.0 million at the closing of this offering;

•	we will have no outstanding borrowings during the forecast period;

•	our effective interest rate on unutilized revolving credit facility capacity will be 0.5%; and

•	we will be in compliance with the covenants under our new revolving credit facility.

Regulatory, Industry and Economic Factors

Our forecast for the twelve months ending June 30, 2014 is based on the following significant assumptions related to regulatory, industry and economic factors:

•	there will not be any new federal, state or local regulation of the midstream energy sector, or any new interpretation of existing regulations, that will be materially adverse to our business;

•	there will not be any major adverse change in the midstream energy sector, commodity prices, capital or insurance markets or general economic conditions;

•

there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we depend; and

•	we will not make any acquisitions or other significant expansion capital expenditures (other than as described above).

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending                     , 2013, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the completion of this offering through                     , 2013 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•

provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future debt service requirements and for anticipated shortfalls on future minimum commitment payments to which prior credits may be applied);

•	comply with applicable law, any of our debt instruments or other agreements; or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Liquidity—Credit Facilities” for a discussion of the restrictions included in our revolving credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2.0% of all quarterly distributions from inception that we make prior to our liquidation. This general partner interest will be represented by              general partner units.

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2.0% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

NuDevco will indirectly hold incentive distribution rights that will entitle it to receive increasing percentages, up to a maximum of 48.0%, of the available cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The maximum distribution of 48.0% does not include any distributions that our general partner or its affiliates may receive on common, subordinated or general partner units that they own. Please read “—General Partner Interest and Incentive Distribution Rights” below for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve months following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) sales of equity securities, and (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments using the proceeds of this offering that are specifically described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

•	capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $             million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional processing or pipeline capacity, to the extent such capital expenditures are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after                     , 2016, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units subordinated units and general partner units equaled or exceeded $         (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $         (the annualized minimum quarterly distribution) on all of the outstanding common units subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending                     , 2014, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $         (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $         (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner;

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

•	our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus generated with respect to that period (excluding any amount attributable to the item described in the first bullet of the definition of operating surplus); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus during the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus after the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our 2.0% general partner interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. Our general partner may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. NuDevco will indirectly hold the incentive distribution rights, but may transfer these rights, subject to restrictions in our partnership agreement.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, and that NuDevco continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to NuDevco (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $         per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to NuDevco (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $         per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to our NuDevco (in its capacity as the holder of our incentive distribution rights).

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus among the unitholders, our general partner and NuDevco (in its capacity as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under “Marginal percentage interest in distributions” are the percentage interests of our general partner, NuDevco (in its capacity as the holder of our incentive distribution rights) and our unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total quarterly distribution per unit target amount.” The percentage interests shown for our unitholders, our general partner and NuDevco (in its capacity as the holder of our incentive distribution rights) for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest and that there are no arrearages on common units.

	Total Quarterly Distribution Per Unit Target Amount		Marginal Percentage Interest in Distributions
			Common Unitholders	General Partner Interest	NuDevco (as Holder of Our Incentive Distribution Rights)
Minimum Quarterly Distribution	$		98.0%	2.0%	—
First Target Distribution	above $	up to $	98.0%	2.0%	—
Second Target Distribution	above $	up to $	85.0%	2.0%	13.0%
Third Target Distribution	above $	up to $	75.0%	2.0%	23.0%
Thereafter	above $		50.0%	2.0%	48.0%

NuDevco’s Right to Reset Incentive Distribution Levels

NuDevco has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to NuDevco would be set. If NuDevco transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that NuDevco will hold all of the incentive distribution rights at the time that a reset election is made. NuDevco’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to NuDevco are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter, respectively. If NuDevco and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of our general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that NuDevco will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that NuDevco would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to NuDevco.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by NuDevco of incentive distribution payments based on the target distributions prior to the reset, NuDevco will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by NuDevco for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period. In addition, our general partner will be issued the number of general partner units necessary to maintain its interest in us immediately prior to the reset election.

The number of common units that NuDevco would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by NuDevco in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to NuDevco (in its capacity as the holder of our incentive distribution rights), until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to NuDevco (in its capacity as the holder of our incentive distribution rights), until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to NuDevco (in its capacity as the holder of our incentive distribution rights).

The following table illustrates the percentage allocations of available cash from operating surplus among the unitholders, our general partner and NuDevco (in its capacity as the holder of our incentive distribution rights) at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

	Quarterly Distribution Per Unit Prior to Reset		Marginal Percentage Interest in Distributions			Quarterly Distribution Per Unit Following Hypothetical Reset
			Common Unitholders	General Partner Interest	NuDevco (as the Holder of our Incentive Distribution Rights
Minimum Quarterly Distribution	$		98.0%	2.0%	—	$
First Target Distribution	above $	up to $	98.0%	2.0%	—	above $	up to $ (1)
Second Target Distribution	above $	up to $	85.0%	2.0%	13.0%	above $ (1)	up to $ (2)
Third Target Distribution	above $	up to $	75.0%	2.0%	23.0%	above $ (2)	up to $ (3)
Thereafter	above $		50.0%	2.0%	48.0%	above $ (3)

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, our general partner and NuDevco (in its capacity as the holder of our incentive distribution rights), including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be              common units outstanding, our 2.0% general partner interest has been maintained, and the average distribution to each common unit would be $         per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Quarterly Distributions per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to General Partner and NuDevco Prior to Reset						Total Distributions
			Common Units		2.0% General Partner Interest	Incentive Distribution Rights		Total
Minimum Quarterly Distribution	$	$	$		$		$—	$	$
First Target Distribution	above $ up to $			—			—
Second Target Distribution	above $ up to $			—
Third Target Distribution	above $ up to $			—
Thereafter	above $			—

		$		$—	$	$		$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, our general partner and NuDevco (in its capacity as the holder of our incentive distribution rights), including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be              common units outstanding, our general partner has maintained its 2.0% general partner interest, and that the average distribution to each common unit would be $        . The number of common units issued as a result of the reset was calculated by dividing (x)             as the average of the amounts received by NuDevco in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $        .

	Quarterly Distributions per Unit After Reset	Cash Distributions to Common Unitholders After Reset	Cash Distributions to General Partner and NuDevco After Reset						Total Distributions
			Common Units		2.0% General Partner Interest	Incentive Distribution Rights		Total
Minimum Quarterly Distribution	$	$	$		$		$—	$	$
First Target Distribution	above $ up to $			—			—
Second Target Distribution	above $ up to $			—
Third Target Distribution	above $ up to $			—
Thereafter	above $			—

		$		$—	$	$		$	$

NuDevco will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

•

second, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for NuDevco to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50.0% being paid to the unitholders, pro rata, and 2.0% to our general partner and 48.0% to the holder of our incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of general partner units comprising the general partner interest; and

•	the arrearages in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level, and each subordinated unit and general partner unit would be split into two units. We will not make any adjustment by reason of the issuance of additional units for cash or property (including additional common units issued under any compensation or benefits plans).

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our sponsor.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•

fifth, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to NuDevco (in its capacity as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, 2.0% to our general partner and 13.0% to NuDevco (in its capacity as the holder of our incentive distribution rights) for each quarter of our existence;

•

sixth, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to NuDevco (in its capacity as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, 2.0% to our general partner and 23.0% to NuDevco (in its capacity as the holder of our incentive distribution rights) for each quarter of our existence;

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to NuDevco (in its capacity as the holder of our incentive distribution rights).

The percentages set forth above are based on the assumption that NuDevco has not transferred its incentive distribution rights, our general partner maintains its 2.0% general partner interest and we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•

first, 98.0% to the holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents our selected historical and unaudited pro forma financial and operating data as of the dates and for the periods indicated.

The historical combined financial statements of Marlin Midstream Partners, LP included elsewhere in this prospectus reflect the combined results of operations of Marlin Midstream and Marlin Logistics, which will be contributed to us by NuDevco upon the closing of this offering. As of or prior to March 31, 2013, Marlin Logistics did not have any material assets or operations. The selected historical financial data presented as of and for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013 are derived from the audited historical combined financial statements and the interim unaudited historical condensed combined financial statements of Marlin Midstream Partners, LP, respectively, that are included elsewhere in this prospectus. The selected unaudited pro forma financial data for the year ended December 31, 2012 and the three months ended March 31, 2013 are derived from the unaudited pro forma condensed combined financial statements of Marlin Midstream Partners, LP that are included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on March 31, 2013 in the case of the pro forma balance sheet, or as of January 1, 2012, in the case of the pro forma statements of operations for the year ended December 31, 2012 and the three months ended March 31, 2013. The transactions reflected in the pro forma adjustments assume the following transactions will occur:

•	the transfer to affiliates of our sponsor of our 50% interest in a CO2 processing facility located in Monell, Wyoming;

•	the transfer to affiliates of our sponsor of certain transloading assets and purchase commitments owned by Marlin Logistics that are not currently under a service contract;

•	the transfer to affiliates of our sponsor of certain property, plant and equipment and other equipment not yet in service and certain other immaterial contracts;

•

our entry into a new $100.0 million revolving credit facility, which we have assumed was drawn in the amount of $25.0 million during the pro forma periods presented, and the amortization of deferred financing costs and unused commitment fee associated with the revolving credit facility;

•

the assignment to AES of multiple third party keep-whole and other commodity-based gas gathering and processing agreements, and recognition of any revenues and cost of revenues under those agreements that have not been previously recorded in our historical combined financial statements;

•	the termination of Marlin Midstream’s existing commodity-based gas gathering and processing agreement with AES;

•	our entry into a new fee-based gathering and processing agreement with AES;

•	the assumption by NuDevco of $11.7 million of the non-current accounts payable balance owed by Marlin Midstream to affiliates of Spark Energy and the release of Marlin Midstream from such obligations;

•

the consummation of this offering and our issuance of common units to the public, general partner units to our general partner and common units, subordinated units and the incentive distribution rights to affiliates of our sponsor;

•	the payment of underwriting discounts and a structuring fee and the accrual of estimated transaction costs in connection with this offering; and

•	the application of the net proceeds of this offering as specifically described in “Use of Proceeds.”

For a detailed discussion of the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with our audited historical combined financial statements and related notes and our unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus. Among other things, those historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table also presents the non-GAAP financial measures of adjusted EBITDA and gross margin that we use in our business and view as important supplemental measures of our performance. For a definition of these measures and a reconciliation of each to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary Historical and Unaudited Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

	Historical				Pro Forma (Unaudited)
	Year Ended December 31,		(Unaudited) Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013	2012		2013
	(In thousands, except operating data)
Statements of Income Data:
Revenues:
Natural gas, NGLs and condensate revenue	$55,558	$34,708	$7,964	$3,236		$33,531	$3,195
Gathering, processing and other revenue	10,006	16,087	2,606	4,223		13,986	4,077
Gathering, processing and other revenue—affiliates	254	254	63	44		16,656	3,972

Total revenues	65,818	51,049	10,633	7,503		64,173	11,244
Operating expenses:
Cost of natural gas, NGLs and condensate revenue	11,449	13,355	2,155	1,076		3,750	861
Cost of natural gas, NGLs and condensate revenue—affiliates	17,407	7,668	1,218	1,452		24,786	2,504
Operation and maintenance	12,031	15,035	3,806	3,657		14,592	3,494
Operation and maintenance—affiliates	327	793	83	248		793	248
General and administrative	3,260	3,045	545	1,125		3,045	1,125
General and administrative—affiliates	907	1,021	276	341		1,021	341
Property and other taxes	425	994	209	245		994	245
Depreciation expense	5,365	7,689	1,856	1,984		7,481	1,932
Loss on disposals of equipment	217	—	—	—		—	—

Total operating expenses	51,388	49,600	10,148	10,128		56,462	10,750
Operating income	14,430	1,449	485	(2,625)		7,711	494
Other (expense) income:
Interest expense, net of amounts capitalized	(3,733)	(4,927)	(1,140)	(1,299)		(2,041)	(510)
Interest and other income	20	23	—	—		23	—
Loss on interest rate swap	(2,176)	(851)	(368)	(10)		—	—

Net income (loss)	$8,541	$(4,306)	$(1,023)	$(3,934)		$5,693	$(16)

General partner interest in net income					$
Common unitholders interest in net income					$
Subordinated unitholders interest in net income					$
Pro forma net income (loss) per common unit (basic and diluted)					$
Balance Sheet Data (at period end):
Property, plant and equipment, net	$161,639	$165,139		$169,801			$162,185
Total assets	172,206	180,796		179,507			182,253
Total liabilities	139,932	148,517		150,838			36,317
Total member’s equity and partners’ capital	32,274	32,279		28,669			145,936
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$16,102	$11,214	$6,009	$(607)
Investing activities	(25,658)	(12,445)	(4,696)	(3,264)
Financing activities	8,097	6,355	(1,625)	1,261
Other Financial Data:
Adjusted EBITDA	$19,730	$9,239	$2,344	$(630)		$15,293	$2,451
Gross margin	$36,962	$30,026	$7,260	$4,975		$35,637	$7,879
Operating Data:
Midstream Natural Gas(1):
Processing throughput (MMcf/d)	130	151	125	132
NGL pipeline throughput (Bbls/d)	6,277	7,847	5,735	6,499
Crude Oil Logistics(2):
Transloader throughput (Bbls/d)	—	—	—	—

(1)	Includes the Panola County and Tyler County processing facilities and our two Turkey Creek NGL pipelines.
(2)	Our crude oil logistics segment had no material assets or operations as of or prior to March 31, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to provide readers of our combined financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and other factors that may affect our future results. The following discussion should be read in conjunction with the historical combined financial statements and related notes and unaudited pro forma condensed combined financial statements and related notes of Marlin Midstream Partners, LP included elsewhere in this prospectus. Among other things, those historical combined financial statements and unaudited pro forma condensed combined financial statements include more detailed information regarding the basis of presentation for the following information.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a fee-based, growth-oriented Delaware limited partnership formed to develop, own, operate and acquire midstream energy assets. We currently provide natural gas gathering, transportation, treating and processing services and NGL transportation services, which we refer to as our midstream natural gas business, and crude oil transloading services, which we refer to as our crude oil logistics business. Our assets and operations are organized into the following two segments:

Midstream Natural Gas

Our primary midstream natural gas assets currently consist of (i) two related natural gas processing facilities located in Panola County, Texas with an approximate design capacity of 220 MMcf/d, (ii) a natural gas processing facility located in Tyler County, Texas with an approximate design capacity of 80 MMcf/d, (iii) two natural gas gathering systems connected to our Panola County processing facilities that include approximately 65 miles of natural gas pipelines with an approximate design capacity of 200 MMcf/d, and (iv) two NGL transportation pipelines with an approximate design capacity of 20,000 Bbls/d that connect our Panola County and Tyler County processing facilities to third party NGL pipelines. Our primary midstream natural gas assets are located in long-lived oil and natural gas producing regions in East Texas and gather and process NGL-rich natural gas streams associated with production primarily from the Cotton Valley Sands, Haynesville Shale, Austin Chalk and Eaglebine formations.

Crude Oil Logistics

Our crude oil logistics assets currently consist of two crude oil transloading facilities: (i) our Wildcat facility located in Carbon County, Utah, where we currently operate one skid transloader and two ladder transloaders, and (ii) our Big Horn facility located in Big Horn County, Wyoming, where we currently operate one skid transloader and one ladder transloader. Our transloaders are used to unload crude oil from tanker trucks and load crude oil into railcars and temporary storage tanks. Our Wildcat and Big Horn facilities provide transloading services for production originating from well-established crude oil producing basins, such as the Uinta and Powder River Basins, which we believe are currently underserved by our competitors. Our skid transloaders each have a transloading capacity of 475 Bbls/hr, and our ladder transloaders each have a transloading capacity of 210 Bbls/hr. Our crude oil logistics segment had no material assets or operations as of or prior to March 31, 2013.

How We Generate Revenues

We generate revenues by charging fees for gathering, transporting, treating and processing natural gas, transloading crude oil and selling or delivering NGLs to third parties. Since we generally do not own any of the natural gas that we gather, process and transport, any of the NGLs that we transport or any of the crude oil that we transload and do not engage in the trading of natural gas, NGLs or crude oil, we have minimal direct exposure to risks associated with fluctuating commodity prices, although these risks indirectly influence our activities and results of operations over the long term.

Midstream Natural Gas

Our fee-based agreements provide for a fixed fee for one or more of the following midstream natural gas services: natural gas gathering, compression, dehydration, treating, processing and hydrocarbon dew-point control and NGL transportation services. Under these agreements, we are paid a fixed fee based on the volume of the natural gas we gather and process. Our gathering systems gather natural gas primarily from delivery points on our gathering systems and interconnecting pipelines in the area for delivery of natural gas to our processing and treating plants, where the natural gas is processed to extract NGLs and condensate or treated in order to satisfy downstream natural gas pipeline specifications. In addition, we generate revenues from the sale of NGLs to third parties. Under our commercial agreements that do not require us to deliver NGLs to the customer in kind, including our gathering and processing agreement with AES that we will enter into in connection with the closing of this offering, we provide NGL transportation services to the customer whereby we purchase the NGLs from the customer at an index price, less fractionation and transportation fees, and simultaneously sell the NGLs to third parties at the same index price, less fractionation fees. The sale price of the NGLs that we sell under these arrangements is recorded in natural gas, NGLs and condensate sales. The transportation fees associated with the services on our NGL pipelines are recorded as gathering, processing and other revenue.

We have two fee-based agreements with Anadarko at our Panola County processing facilities, each of which provide for a minimum volume commitment, and one fee-based agreement with Anadarko at our Tyler County processing facility. Under these agreements, Anadarko pays us a fixed fee per MMBtu, subject to an annual inflation adjustment. To the extent that Anadarko does not satisfy the minimum volume commitment on an annualized basis, Anadarko is required to pay us a fee attributable to the gathering and processing portions of the fixed fee for any shortfall. If Anadarko exceeds the minimum volume commitment on an annualized basis, the resulting surplus may be credited toward the minimum volume commitment in future periods.

At the closing of this offering, we will enter into a three-year fee-based gathering and processing agreement with AES at our Panola County processing facilities. Under this agreement, AES will pay us a fixed fee per Mcf (subject to an annual inflation adjustment) for gathering, treating, compression and processing services and a per gallon fixed fee for NGL transportation services. AES will have a minimum volume commitment of 80 MMcf/d that, at the option of AES and subject to the availability of capacity at our Panola facilities, may be increased to 100 MMcf/d. To the extent that AES does not satisfy the minimum volume commitment on a monthly basis, AES is required to pay us a fixed fee per Mcf for any shortfall. With respect to any shortfall payments made by AES to us, AES is entitled to a credit that may be applied during the same calendar quarter against any volumes delivered to us in excess of its minimum volume commitment during any month during such calendar quarter. Unless AES is entitled to the credit referenced in the preceding sentence, AES will be required to pay us a fixed fee per Mcf for any volumes that it delivers to us in excess of its minimum volume commitment.

Crude Oil Logistics

At the closing of this offering, we will enter into three-year fee-based transloading services agreements with AES at our Wildcat and Big Horn facilities. Under these agreements, AES will pay us a fixed fee per barrel for transloading services, subject to a minimum volume commitment of 7,600 Bbls/d at each facility with respect to our skid transloaders and 1,260 Bbls/d with respect to each of our ladder transloaders. To the extent that AES does not satisfy the minimum volume commitment on a monthly basis with respect to either our skid or ladder transloaders, AES is required to pay us a fixed fee per barrel for any shortfall. With respect to any shortfall payments made by AES to us, AES is entitled to a credit that may be applied during the same calendar quarter against any volumes delivered to us in excess of its minimum volume commitment during any month during such calendar quarter. Unless AES is entitled to the credit referenced in the preceding sentence, AES will be required to pay us a fixed fee per barrel for any volumes that it delivers to us in excess of its minimum volume commitment.

How We Evaluate Our Operations

Our management uses a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our results of operations and profitability and include: (i) gross margin; (ii) volume commitments and throughput volumes (including gathering, plant, and transloader throughput); (iii) operation and maintenance expenses; (iv) adjusted EBITDA; and (v) distributable cash flow.

Gross Margin

Gross margin is a primary performance measure used by our management. We define gross margin as revenues less cost of revenues. Gross margin represents our profitability without regard to commodity sales and purchases, which we believe are not significant components of our operations. Please read “Summary Historical and Unaudited Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Volume Commitments and Throughput

We view the volumes of natural gas and crude oil committed to our midstream natural gas and crude oil logistics assets, respectively, as well as the throughput volume of natural gas and crude oil as an important factor affecting our profitability. The amount of revenues we generate primarily depends on the volumes of natural gas and crude oil committed to our midstream natural gas assets and crude oil logistics assets, respectively, under our commercial agreements, the volumes of natural gas that we gather, process, treat and transport, the volumes of NGLs that we transport and sell, and the volumes of crude oil that we transload. Our success in attracting additional committed volumes of natural gas and crude oil and maintaining or increasing throughput is impacted by our ability to:

•	utilize the remaining uncommitted capacity on, or add additional capacity to, our gathering and processing systems and our transloaders;

•	capitalize on successful drilling programs by our customers on our current acreage dedications;

•	increase throughput volumes on our gathering systems by increasing connections to other pipelines or wells;

•	secure volumes from new wells drilled on non-dedicated acreage;

•	attract natural gas and crude oil volumes currently gathered, processed, treated or transloaded by our competitors; and

•	identify and execute organic expansion projects.

Operation and Maintenance Expenses

We seek to maximize the profitability of our operations by effectively managing operation and maintenance expenses. These expenses are primarily composed of expenses related to labor, utilities and chemicals, property insurance premiums, compression costs and maintenance and repair expenses, which generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during the period and the timing of these expenses. We will seek to manage our maintenance expenditures by scheduling periodic maintenance over time to avoid significant variability in our maintenance expenditures and minimize their impact on our cash flows.

Adjusted EBITDA and Distributable Cash Flow

We use adjusted EBITDA to analyze our performance and define it as net income (loss) before interest expense (net of amounts capitalized) or interest income, state franchise tax, depreciation expense and any gain/loss from interest rate derivatives. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to compute and present this measure, which we define as adjusted EBITDA plus interest income, less cash paid for interest expense and maintenance capital expenditures.

Adjusted EBITDA and distributable cash flow are non-GAAP supplemental financial measures that management and external users of our combined financial statements, such as industry analysts, investors, commercial banks and others, may use to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate earnings sufficient to support our decision to make cash distributions to our unitholders and general partner;

•	our ability to fund capital expenditures and incur and service debt;

•	our operating performance and return on capital as compared to those of other companies in the midstream energy sector, without regard to financing or capital structure; and

•	the attractiveness of capital projects and acquisitions and the overall rates of return on alternative investment opportunities.

Note Regarding Non-GAAP Financial Measures

Gross margin and adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to gross margin is operating income. The GAAP measure most directly comparable to adjusted EBITDA is net income. These measures should not be considered as an alternative to operating income, net income, or any other measure of financial performance presented in accordance with GAAP. Each of these non-GAAP financial measures has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider these non-GAAP financial measures in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because each of these non-GAAP financial measures may be defined differently by other companies in our industry, our definition of them may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. Please read “Summary Historical and Unaudited Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to our historical results of operations for the reasons described below:

Revenues

There are differences in the way we generated revenues historically and the way we will generate revenues after the closing of this offering.

•	Gathering and Processing Agreements.

•

Until 2011, our gathering and processing agreements with third parties and our affiliates were primarily keep-whole contracts. Under these contracts, we were required to make up or “keep the producer whole” for the condensate and NGL volumes extracted from the natural gas stream through the delivery of or payment for a thermally equivalent volume of residue gas. The cost of these “replacement” natural gas volumes was recorded in our cost of revenues. Beginning in late 2011, we contracted with Anadarko and other third party producers at our Panola County processing facilities for significant volumes under a fee-based processing model. A substantial majority of these agreements provide for minimum volume commitments. The change to a fee-based gathering and processing model impacts the comparability of the statements of operations and cash flows for 2011 and 2012. Following the closing of this offering, substantially all of our gathering and processing gross margin will be generated under existing third-party fee-based gathering and processing agreements and from the fee-based gathering and processing agreement that we will enter into with AES at the closing of this offering.

•

Beginning on January 1, 2012, our commercial agreements with Anadarko at our Panola County processing facilities were amended such that Anadarko began receiving the NGLs extracted on an in-kind basis. As a result, we do not sell the NGLs extracted under these amended agreements, and therefore the NGLs recovered under these amended agreements are not included in our natural gas, NGLs and condensate sales. Under our commercial agreements that do not require us to deliver NGLs to the customer in kind, including our gathering and processing agreement with AES that we will enter into in connection with the closing of this offering, we provide NGL transportation services to the customer whereby we purchase the NGLs from the customer at an index price, less fractionation and transportation fees, and simultaneously sell the NGLs to third parties at the same index price, less fractionation fees. The revenues generated by these activities is substantially offset by a corresponding cost of revenue that is recorded when we compensate the customer for its contractual share of the NGLs.

•

Transloading Services Agreements. Following the closing of this offering, our crude oil logistics revenues will be generated under transloading services agreements that we will enter into with AES at the closing of this offering. Under the transloading services agreements with AES, we will receive a per barrel fee for crude oil transloading services, including fees in respect of shortfall payments related to AES’ minimum volume commitments under these agreements from time to time. Because our crude oil logistics assets did not become operational until 2013, our future results of operations will not be comparable to our historical results of operations regarding our crude oil logistics segment.

Operating and General and Administrative Expenses

With respect to our operation and maintenance expenses and general and administrative expenses, prior to this offering we employed all of our operational personnel and most of our general and administrative personnel directly, and incurred direct operating and general and administrative charges with respect to their compensation. In connection with this offering, all of our personnel will be transferred to affiliates of our sponsor. As a result, following the closing of this offering, we will reimburse our sponsor for the compensation of these employees on a direct or allocated basis, depending on whether those employees spend all or only a part of their time working for us. As a result of this change, the amount of our affiliate operation and maintenance expenses and affiliate general and administrative expenses will increase, and the amount of our non-affiliate operation and maintenance expenses and non-affiliate general administrative expenses will decrease, compared to historical amounts.

Our historical general and administrative expenses included certain expenses allocated by affiliates of our sponsor for general corporate services, such as information technology, treasury, accounting and legal services, as well as direct expenses. These allocated expenses were charged or allocated to us based on the nature of the expenses and our proportionate share of departmental usage, wages or headcount. Following the closing of this offering, affiliates of our sponsor will continue to charge us a combination of direct and allocated monthly general and administrative expenses related to the management and operation of our midstream natural gas and crude oil logistics businesses, and will also charge us an annual fee, initially in the amount of $0.6 million, for the executive management services of Messrs. Maxwell and Jones in lieu of any other compensation to these individuals. Historically, we did not incur any expenses related to services that we received from Messrs. Maxwell and Jones. For more information about this annual executive management fee, please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates—Omnibus Agreement.”

In addition, we expect our general and administrative expenses will increase due to the costs of operating as a publicly traded partnership, including costs associated with ongoing SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley compliance expenses, expenses associated with listing on NASDAQ, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director compensation expenses. We estimate that these incremental general and administrative expenses, which also include increased personnel costs, will be approximately $2.8 million per year, including the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal controls review and testing. The initial annual executive management fee of $0.6 million described above is also included in this incremental amount.

Financing

There are differences in the way we will finance our operations as compared to the way we financed our operations on a historical basis. Historically, our operations were financed by cash generated from operations, equity investments by our sponsor and borrowings under our existing credit facility. Approximately $123.5 million, $126.5 million and $127.4 million were outstanding under our existing credit facility as of December 31, 2011 and 2012 and March 31, 2013, respectively. In connection with the closing of this offering, we intend to repay the full amount of our existing credit facility, settle our related interest rate swap liability and enter into a new $100.0 million revolving credit facility. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute to our unitholders and our general partner most of the cash generated by our operations. As a result, we expect to fund future capital expenditures primarily from external sources, including borrowings under our new revolving credit facility and future issuances of equity and debt securities.

Factors Impacting Our Business

We expect our business to continue to be affected by the following key trends. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about, or interpretations of, available information prove to be incorrect, our actual results may vary materially from expected results.

Natural Gas and NGL Supply and Demand Dynamics.

Natural gas continues to be a critical component of energy supply and demand in the United States. Recently, the price of natural gas has been at historically low levels, with the prompt month NYMEX natural gas futures price at $4.15/MMBtu as of May 29, 2013, compared with a high of $13.58/MMBtu in July 2008. The average annual price of ethane, typically the largest NGL component in the natural gas streams processed by our facilities, decreased by 48% from $0.77 in 2011 to $0.40 in 2012, and the average annual price of propane decreased by 32% from $1.46 in 2011 to $1.00 in 2012. Similarly, the average annual price of isobutane, normal butane and natural gasoline decreased by 12%, 10%, and 8%, respectively, from 2011 to 2012. The lower price of natural gas and NGLs is due in part to increased natural gas production, high levels of natural gas in storage, warm winter weather and the effects of the economic downturn starting in 2008. We believe that over the short term, until the supply overhang has been reduced and the economy sees more robust growth, natural gas and NGL prices are likely to be constrained.

Over the long term, we believe that the prospects for continued natural gas demand are favorable and will be driven by population and economic growth, as well as the continued displacement of coal-fired electricity generation by natural gas-fired electricity generation due to the low prices of natural gas and stricter government environmental regulations on the mining and burning of coal. For example, according to the EIA, in December 2008, 49% of the electricity in the United States was generated by coal-fired power plants and in December 2011, 39% of the electricity in the United States was generated by coal-fired power plants. In January 2012, the EIA projected total annual domestic consumption of natural gas to increase from approximately 22.9 Tcf in 2009 to approximately 26.6 Tcf in 2035. Consistent with the rise in consumption, the EIA projects that total domestic natural gas production will continue to grow through 2035 to 27.9 Tcf. We believe that increasing consumption of natural gas will continue to drive natural gas drilling and production over the long term throughout the United States.

Crude Oil Supply and Demand Dynamics

The United States is the world’s largest consumer of crude oil and it plays a vital role in the domestic economy. According to the Energy Information Administration, or EIA, U.S. crude oil production exceeded an average of 7.0 MMBbls/d in November and December 2012, the highest volume since December 1992. Much of the increase in crude oil production is coming from shale and other tight (very low permeability) formations. The EIA projects total annual domestic crude oil production to increase from an average of 6.4 MMBbls/d in 2012 to 7.8 MMBbls/d by 2014. Central to this projected growth will be continuing development of onshore basins. Much like the increase in natural gas production, the primary factors driving the increase in crude oil production are the emergence of unconventional plays and advances in technology. These factors have allowed producers to cost-effectively extract significant volumes of oil that were previously viewed as unrecoverable.

According to the EIA:

•	the Brent crude oil spot price, which averaged $112/Bbl in 2012 and rose to $119/Bbl in early February 2013, will average $109/Bbl in 2013 and $101/Bbl in 2014; and

•

the projected discount of West Texas Intermediate (WTI) crude oil to Brent, which averaged $18/Bbl in 2012, is expected to average $9/Bbl in 2014 as planned new pipeline capacity will lower the cost of moving midcontinent crude oil to the Gulf Coast refining centers.

Interest Rate Environment

The credit markets recently have experienced near-record lows in interest rates. As the overall economy strengthens, it is likely that monetary policy will tighten, resulting in higher interest rates to counter possible inflation. Should interest rates rise, our financing costs would increase accordingly. This could affect our ability to access the debt capital markets to the extent we may need to in the future to fund our growth. Additionally, as with other yield-oriented securities, our unit price will be impacted by the level of our cash distributions and an associated implied distribution yield. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, or increase the cost of issuing equity. However, we expect that our cost of capital would remain competitive, as our competitors would face similar circumstances.

Rising Operating Costs and Inflation

The recent high level of crude oil and natural gas exploration, development and production activities across the United States has resulted in increased competition for personnel and equipment. This has caused increases in the prices we and our customers pay for labor, supplies and property, plant and equipment. For example, the volumes of crude oil that we transload at our Wildcat and Big Horn facilities is substantially dependent on the ability of AES to obtain railcars or the rights to use railcars. AES has in the past experienced periods of rail car shortages, and may experience such shortages in the future, which could negatively impact our crude oil logistics business and our ability to grow that business.

An increase in the general level of prices in the economy could also adversely affect our business. We attempt to recover increased costs from our customers, but there may be a delay in doing so or we may be unable to recover all of these costs. To the extent we are unable to procure necessary supplies or recover higher costs, our results of operations will be negatively impacted.

Changes in Regulations

Our operations and the operations of our customers have been, and at times in the future may be, affected by political developments and are subject to an increasing number of complex federal, state, tribal, local and other laws and regulations such as production restrictions, permitting delays, limitations on hydraulic fracturing and environmental protection regulations. We and/or our customers must obtain and maintain numerous permits, approvals and certificates from various federal, state, tribal and local governmental authorities. For example, the regulation of our customers’ hydraulic fracturing operations is currently primarily conducted at the state level through permitting and other compliance requirements, which could indirectly affect our ability to obtain additional natural gas and crude oil volumes. If proposed federal legislation is adopted, it could establish an additional level of regulation and permitting. Any changes in statutory regulations or delays in the issuance of required permits may impact both the throughput on and profitability of our midstream and crude oil logistics assets.

Results of Operations

The following table presents selected financial data related to our midstream natural gas segment for each of the three months ended March 31, 2012 and 2013. This segment includes two related natural gas processing facilities located in Panola County, Texas, a natural gas processing facility located in Tyler County, Texas, two natural gas gathering systems connected to our Panola County processing facilities and two NGL transportation pipelines that connect our Panola County and Tyler County processing facilities to third party NGL pipelines.

	Three Months Ended March 31,
	(in thousands, except operating data)
	2012	2013
Revenues:
Natural gas, NGLs and condensate revenue	$7,964	$3,236
Gathering, processing and other revenue	2,669	4,267

Total Revenues	10,633	7,503
Operating Expenses:
Cost of natural gas, NGLs and condensate revenue	3,373	2,528
Operation and maintenance	3,889	3,905
General and administrative expenses	821	1,466
Property and other taxes	209	245
Depreciation expense	1,856	1,984

Total operating expenses	10,148	10,128
Operating Income	485	(2,625)
Interest expense, net of amounts capitalized	(1,140)	(1,299)
Loss on interest rate swap	(368)	(10)

Net income (loss)	$(1,023)	$(3,934)

Throughput Volumes:
Processing Facilities (MMcf/d)	125	131
NGL Pipelines (Bbls/d)	5,767	6,499

Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2013

Midstream Natural Gas

Natural gas, NGLs and condensate revenue decreased by $4.8 million, or 60%, from $8.0 million for the first quarter of 2012 to $3.2 million for the three months ended March 31, 2013. The decrease in natural gas, NGLs and condensate revenue is primarily due to declining NGL prices and a decrease in NGL volumes sold from our Panola County processing facilities. The average price of ethane decreased by 54% from $0.56 for the three months ended March 31, 2012 to $0.26 for the three months ended March 31, 2013, and the average price of propane decreased by 32% from $1.26 for the three months ended March 31, 2012 to $0.86 for the three months ended March 31, 2013. Similarly, the average price of isobutane, normal butane and natural gasoline decreased by 19%, 18%, and 6%, respectively, from March 31, 2012 to March 31, 2013. Declining NGL prices attributed to a $1.7 million decrease in our NGL sales from March 31, 2012 to March 31, 2013.

In addition, we entered into an additional commercial agreement with Anadarko at our Panola County processing facilities, effective August 1, 2012. Under this agreement, Anadarko receives the NGLs extracted on an in-kind basis. We do not sell the NGLs extracted under this agreement, and therefore the NGLs recovered under this agreement are not included in our natural gas, NGLs and condensate sales. As a result, although the number of barrels of NGLs that we recovered increased by 12% from the three months ended March 31, 2012 to the three months ended March 31, 2013, the number of barrels of NGLs that we sold decreased by 37% from the three months ended March 31, 2012 to the three months ended March 31, 2013. This resulted in a $3.1 million decrease in natural gas, NGLs and condensate revenue from the three months ended March 31, 2012 to the three months ended March 31, 2013.

Gathering, processing and other revenue increased by $1.6 million from the three months ended March 31, 2012 to the three months ended March 31, 2013 as a result of increased throughput under fee-based agreements. We expect the trend of increased volumes under fee-based agreements to continue, consistent with our overall business strategy.

The decrease in total revenues was partially offset by a decrease in cost of revenues. Cost of revenues are derived primarily from the creation of natural gas, NGL and condensate revenue. Total cost of natural gas, NGLs and condensate revenue decreased by $0.9 million, or 26%, from $3.4 million for the three months ended March 31, 2012 to $2.5 million for the three months ended March 31, 2013. The volume of gas redelivered or sold at the tailgates of our processing facilities is lower than the volume received or purchased at delivery points on our gathering systems or interconnecting pipelines due to the NGLs extracted when the natural gas is processed. Under our keep-whole agreements, we were required to make up or “keep the producer whole” for the condensate and NGL volumes extracted from the natural gas stream through the delivery of or payment for a thermally equivalent volume of residue gas. The cost of these “replacement” natural gas volumes was recorded in our cost of natural gas, NGLs and condensate revenue. Under our fee-based agreements, we do not bear the cost of these “replacement” volumes. As such, the increase in revenues generated under our fee-based agreements during the three months ended March 31, 2013, compared to the three months ended March 31, 2012, resulted in a $0.9 million decrease in our cost of natural gas, NGLs and condensate revenue. There are no material costs categorized as costs of revenue directly identified with gathering, processing and other revenue.

Operation and maintenance expenses are primarily composed of expenses related to labor, utilities and chemicals, property insurance premiums, compression costs and maintenance and repair expenses, which generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during the period and the timing of these expenses.

General and administrative expense increased by $0.7 million, or 88%, from $0.8 million for the three months ended March 31, 2012 to $1.5 million for the three months ended March 31, 2013. The increase is primarily due to costs incurred during the three months ended March 31, 2013 in connection with this offering.

Interest expense, net of amounts capitalized increased by $0.2 million, or 18%, from $1.1 million for the three months ended March 31, 2012 to $1.3 million for the three months ended March 31, 2013. The increase is primarily due to an increase in effective interest rates from the three months ended March 31, 2012 to the three months ended March 31, 2013.

Loss on interest rate swap decreased by $0.4 million from $0.4 million for the three months ended March 31, 2012 to less than $0.1 million for the three months ended March 31, 2013. The decrease is primarily due to smaller movements in the interest rate market during the three months ended March 31, 2013, as well as a 38% decrease in the notional value of the interest rate swap.

Crude Oil Logistics

Our crude oil logistics assets became operational in 2013. As such, there are no material results of operations or material assets related to this segment for the three months ended March 31, 2012 and 2013.

The following table presents selected financial data related to our midstream natural gas segment for each of the years ended December 31, 2011 and 2012. This segment includes two related natural gas processing facilities located in Panola County, Texas, a natural gas processing facility located in Tyler County, Texas, two natural gas gathering systems connected to our Panola County processing facilities and two NGL transportation pipelines that connect our Panola County and Tyler County processing facilities to third party NGL pipelines.

	Year Ended December 31,
	(in thousands, except operating data)
	2011	2012
Revenues:
Natural gas, NGLs and condensate revenue	$55,558	$34,708
Gathering, processing and other revenue	10,260	16,341

Total Revenues	65,818	51,049

Operating Expenses:
Cost of natural gas, NGLs and condensate revenue	28,856	21,023
Operation and maintenance	12,358	15,828
General and administrative	4,167	4,066
Property and other taxes	425	994
Depreciation expense	5,365	7,689
Loss on disposals of equipment	217	—

Total operating expenses	51,388	49,600

Operating Income	14,430	1,449
Interest expense, net of amounts capitalized	(3,733)	(4,927)
Interest and other income	20	23
Loss on interest rate swap	(2,176)	(851)

Net income (loss)	$8,541	$(4,306)

Throughput Volumes:
Processing Facilities (MMcf/d)	130	151
NGL Pipelines (Bbls/d)	6,277	7,847

Year Ended December 31, 2011 Compared to Year Ended December 31, 2012

Midstream Natural Gas

Natural gas, NGLs and condensate revenue decreased by $20.9 million, or 38%, from $55.6 million for the year ended December 31, 2011 to $34.7 million for the year ended December 31, 2012. The decrease in natural gas, NGLs and condensate revenue is primarily due to declining NGL prices and a decrease in NGL volumes sold from our Panola County processing facilities. The average annual price of ethane decreased by 48% from $0.77 in 2011 to $0.40 in 2012, and the average annual price of propane decreased by 32% from $1.46 in 2011 to $1.00 in 2012. Similarly, the average annual price of isobutane, normal butane and natural gasoline decreased by 12%, 10%, and 8%, respectively, from 2011 to 2012. Declining NGL prices attributed to a $9.7 million decrease in our NGL sales from 2011 to 2012.

In addition, beginning on January 1, 2012, our commercial agreements with Anadarko at our Panola County processing facilities were amended such that Anadarko began receiving the NGLs extracted on an in-kind basis. As a result, we do not sell the NGLs extracted under these amended agreements, and therefore the NGLs recovered under these amended agreements are not included in our natural gas, NGLs and condensate revenue. As a result of this change in contractual terms, even though the number of barrels of NGLs that we recovered increased by 25% from 2011 to 2012, the number of barrels of NGLs that we sold decreased by 23% from 2011 to 2012. This resulted in an $11.2 million decrease in natural gas, NGLs and condensate sales from the year ended December 31, 2011 to the year ended December 31, 2012.

Gathering, processing and other revenue increased by $6.1 million from the year ended December 31, 2011 to the year ended December 31, 2012 as a result of increased throughput under fee-based agreements. We expect the trend of increased volumes under fee-based agreements to continue, consistent with our overall business strategy.

The decrease in total revenues was partially offset by a decrease in cost of revenues. Cost of revenues are derived primarily from the creation of natural gas, NGLs and condensate revenue. Total cost of natural gas, NGLs and condensate revenue decreased by $7.9 million, or 27%, from $28.9 million for the year ended December 31, 2011 to $21.0 million for the year ended December 31, 2012. The volume of gas redelivered or sold at the tailgates of our processing facilities is lower than the volume received or purchased at delivery points on our gathering systems or interconnecting pipelines due to the NGLs extracted when the natural gas is processed. Under the keep-whole agreements that were in place during 2011, we were required to make up or “keep the producer whole” for the condensate and NGL volumes extracted from the natural gas stream through the delivery of or payment for a thermally equivalent volume of residue gas. The cost of these “replacement” natural gas volumes was recorded in our cost of natural gas, NGLs and condensate revenue. Under our fee-based agreements, we do not bear the cost of these “replacement” volumes. As such, the increase in revenues generated under our fee-based agreements during 2012 resulted in an $8.5 million decrease in our cost of revenues. The decrease is net of a $1.8 million increase in cost of natural gas, NGLs and condensate revenue related to costs incurred by us to pay our fee-based customers, other than Anadarko, their share of NGLs. We expect the cost of the replacement natural gas volumes to continue to decrease as a substantial majority of our volumes are subject to fee-based agreements. However, as total volumes under fixed fee contracts with customers other than Anadarko increase, the cost of natural gas, NGLs and condensate revenue for shares of NGLs paid to third parties will increase. There are no material costs categorized as costs of revenue directly identified with gathering, processing and other revenue.

Operation and maintenance expense increased by $3.4 million, or 27%, from $12.4 million for the year ended December 31, 2011 to $15.8 million for the year ended December 31, 2012. The increase primarily is due to operating costs incurred in connection with the startup and continued operation of our Panola 2 processing plant, which became fully operational in May 2012.

Property and other taxes increased by $0.6 million from $0.4 million for the year ended December 31, 2011 to $1.0 million for the year ended December 31, 2012. The increase primarily is due to the inclusion of our Panola 2 processing plant in our taxable basis during 2012. In addition, during 2011, we received a one-time property tax settlement resulting in a taxable basis reduction for tax years 2009 through 2011 and a related refund.

Depreciation expense increased by $2.3 million, or 43%, from $5.4 million for the year ended December 31, 2011 to $7.7 million for the year ended December 31, 2012. The increase primarily is due to our Panola 2 processing plant, which became fully operational in May 2012.

Interest expense, net of amounts capitalized increased by $1.2 million, or 32%, from $3.7 million for the year ended December 31, 2011 to $4.9 million for the year ended December 31, 2012. The increase is primarily due to a decrease in capitalized interest of $1.5 million related to the Panola 2 processing plant, which was placed into service in 2011 and became fully operational in May 2012, offset by lower interest expense as a result of the lower average principal balance on long-term debt during the year.

Loss on interest rate swap decreased by $1.3 million, or 59%, from $2.2 million for the year ended December 31, 2011 to $0.9 million for the year ended December 31, 2012. The decrease is primarily due to smaller movements in the interest rate market during 2012.

Crude Oil Logistics

Our crude oil logistics assets became operational in 2013. As such, there are no results of operations or material assets related to this segment for the years ended December 31, 2011 and 2012.

Liquidity and Capital Resources

We closely manage our liquidity and capital resources. The key variables we use to manage our liquidity requirements include our discretionary operation and maintenance expense, general and administrative expense, capital expenditures, credit facility capacity and availability, working capital levels, and the level of investments required to support our growth strategies.

Sources of Liquidity

Historically, our sources of liquidity included cash generated from operations, equity investments by our sponsor and borrowings under our existing credit facility.

We expect our ongoing sources of liquidity following this offering to include cash generated from operations, our new revolving credit facility and issuances of additional debt and equity securities. We believe that cash generated from these sources will be sufficient to sustain operations, to finance anticipated expansion plans and growth initiatives, and to make quarterly cash distributions on all of our outstanding units at the minimum quarterly distribution rate. However, in the event our liquidity is insufficient, we may be required to limit our spending on future growth plans or other business opportunities or to rely on external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our growth.

We intend to pay a minimum quarterly distribution of $         per unit per quarter, which equates to $         per quarter, or $         per year, based on the number of common, subordinated and general partner units to be outstanding immediately after completion of this offering. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no obligation to make quarterly cash distributions in this or any other amounts and our general partner has considerable discretion to determine the amount of our available cash each quarter. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Credit Facilities

In 2007, affiliates of our sponsor, including Marlin Midstream, entered into as co-borrowers a credit agreement that consists of a working capital facility, a term loan and a revolving credit facility. In January 2011, the credit agreement was amended and restated to decrease the working capital facility from $177.5 million to $150.0 million, increase the term loan from $100.0 million to $130.0 million and eliminate the revolving credit facility. In December 2012, the credit agreement was amended and restated to decrease the working capital facility to $70.0 million, amend the term loan to $125.0 million and reinstate the revolving credit facility in the amount of $30.0 million. The amended and restated credit facility will mature on December 17, 2014. We intend to repay the term loan and revolving credit facility with the proceeds of this offering and borrowings under our new revolving credit facility described below.

In connection with this offering, we intend to enter into a new senior secured revolving credit facility. We believe our new revolving credit facility will provide us with sufficient capacity to fund expansions, acquisitions and working capital requirements for our operations. Our obligations under our new revolving credit facility will be secured by a first priority lien on substantially all of our assets. We expect that our new revolving credit facility will contain customary affirmative and negative covenants and events of default for a facility of this type and our credit profile.

Cash Flows

Net cash flows provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013, were as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
	(in thousands)		(in thousands)
Net cash provided by (used in):
Operating activities	$16,102	$11,214	$6,009	$(607)
Investing activities	(25,658)	(12,445)	(4,696)	(3,264)
Financing activities	8,097	6,355	(1,625)	1,261

Operating Activities

Cash flows provided by (used in) operating activities decreased by $6.6 million, or 110%, from $6.0 million for the three months ended March 31, 2012 to ($0.6) million for the three months ended March 31, 2013. The decrease is primarily due to the change in net loss discussed above under “—Results of Operations,” after excluding the effect of amortization of deferred financing cost, depreciation expense and unrealized gains or losses on derivatives, which had no effect on cash flows used in operating activities. In addition, a $4.0 million payment was made to Spark Energy, which led to a decrease in accounts payable—affiliates.

Cash flows provided by operating activities decreased by $4.9 million, or 30%, from $16.1 million for the year ended December 31, 2011 to $11.2 million for the year ended December 31, 2012. The decrease is primarily due to the change in net income (loss) discussed above under “—Results of Operations,” after excluding the effect of losses on asset disposals, amortization of deferred financing cost, depreciation expense, and unrealized gains or losses on derivatives, which had no effect on cash flows used in operating activities. The decrease is partially offset by an increase in accounts payable to affiliates of $9.0 million primarily related to natural gas purchases from affiliates to satisfy requirements under our keep-whole contracts.

Investing Activities

Cash flows used in investing activities decreased by $1.4 million, or 30%, from $4.7 million for the three months ended March 31, 2012 to $3.3 million for the three months ended March 31, 2013. Cash paid for capital expenditures during the three months ending March 31, 2012 included payments for the amounts accrued as of December 31, 2011 for the Panola 2 processing plant, as well as commissioning activities during the three months ending March 31, 2012. Cash paid for capital expenditures during the three months ending March 31, 2013 included payments made to construct the Oak Hill Lateral but excluded accrued capital expenditures of $4.0 million.

Cash flows used in investing activities decreased by $13.3 million, or 52%, from $25.7 million for the year ended December 31, 2011 to $12.4 million for the year ended December 31, 2012. The decrease is primarily due to lower capital expenditures in 2012 as various projects with significant spending in 2011 were substantially complete by the end of 2011.

Financing Activities

Cash flows from financing activities in historical periods primarily were driven by borrowing under our existing credit facility and capital contributions from affiliates of our sponsor. We used these borrowings and capital contributions to fund our working capital needs and to finance maintenance and expansion capital expenditure projects that are reflected in cash flows used in investing activities. Cash flows provided by (used in) financing activities increased by $2.9 million, or 181%, from ($1.6) million for the three months ended March 31, 2012 to $1.3 million for the three months ended March 31, 2013. The increase is primarily related to borrowings under our revolving credit facility of $3.0 million and capital contributions of $0.3 million received during the three months ending March 31, 2013, against debt repayments of $2.1 million. We repaid outstanding indebtedness in the amount of $1.6 million during the three months ending March 31, 2012.

Cash flows provided by financing activities decreased by $1.7 million, or 21%, from $8.1 million for the year ended December 31, 2011 to $6.4 million for the year ended December 31, 2012. The decrease primarily is related to a decrease of $3.5 million in borrowings under our existing credit facility and a $2.7 million increase in repayments on the previous term loan relating to the refinancing of our existing credit facility in 2012, partially offset by an increase of $4.3 million in capital contributions from affiliates of our sponsor.

Capital Expenditures

Our operations are capital intensive, requiring investments to expand, upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted of and are expected to continue to consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain our long-term operating income or operating capacity. Expansion capital expenditures include expenditures to acquire assets and expand existing facilities that increase throughput capacity on our pipelines, processing plants and crude oil logistics assets. Although historically we did not necessarily distinguish between maintenance capital expenditures and expansion capital expenditures in the same manner that we will be required to under our partnership agreement at the closing of this offering, for the years ended December 31, 2011 and 2012, we estimate that we incurred a total of $1.3 million and $2.0 million, respectively, for maintenance capital expenditures and incurred a total of $26.1 million and $9.0 million, respectively, for expansion capital expenditures. The 2011 expansion capital expenditures primarily relate to our Panola 2 processing plant, which was placed into service in 2011 and became fully operational in May 2012. In 2012, we also began construction on our Oak Hill Lateral. Similarly, for the three months ended March 31, 2012 and 2013, we estimate that we incurred a total of $0.6 million and $0.3 million, respectively, for maintenance capital expenditures and incurred a total of $2.6 million and $6.1 million, respectively, for expansion capital expenditures. During the three months ended March 31, 2012, expansion capital expenditures primarily related to our Panola 2 processing plant, which was placed into service in 2011 and became fully operational in May 2012. During the three months ended March 31, 2013, expansion capital expenditures primarily related to the construction of our Oak Hill Lateral. Our capital funding requirements were funded by borrowings under our existing credit facility and capital contributions by affiliates of our sponsor.

We have budgeted maintenance capital expenditures of approximately $2.5 million and expansion capital expenditures of approximately $10.4 million for the twelve months ending December 31, 2013. The majority of the $2.5 million in maintenance capital expenditures relates to overhauls and upgrades to our major equipment at our Panola County and Tyler County processing facilities in order to maintain the reliability and functionality of the equipment. Of the $10.4 million in expansion capital expenditures, $6.7 million relates to the completion of our Oak Hill Lateral gathering line, and $2.8 million relates to the installation of molecular sieves at our Panola 1 processing plant, which will expand the capacity of our Panola County processing facilities by approximately 4%. The remaining $0.9 million of budgeted expansion capital expenditures relates to several projects to expand the services offered at, and the capacity of, our Panola County processing facilities.

We anticipate that these capital expenditures will be funded primarily with cash from operations and borrowings under our new revolving credit facility. Following this offering, we expect that primarily we will rely upon external financing sources, including the issuance of debt and equity securities, to fund any significant future expansion capital expenditures.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

A summary of our contractual obligations as of March 31, 2013 is as follows: (in thousands)

	2013	2014	Thereafter	Total
Operating services agreements(1)	$406	$167	$—	$573
Long-term debt(2)	6,435	125,975	—	132,410
Purchase obligations(3)	—	12,588	—	12,588

Total	$6,841	$138,730	$—	$145,571

(1)

Amounts relate to minimum payments for operating services agreements having initial or remaining non-cancellable lease terms in excess of one year, including our operating services agreements at (i) our Panola County processing facilities with a remaining term of 11 months and total payments of $0.3 million and (ii) our Tyler County processing facility with a remaining term of 15 months and total remaining payments of $0.3 million.

(2)

Amounts relate to our existing credit facility that will be repaid in full in connection with this offering. Please read “Use of Proceeds.” Amounts include interest using the interest rate as of March 31, 2013 of 3.95%, held constant for all periods.

(3)	Amounts relate to a deposit for the purchase of rail cars. This obligation will be assigned to an affiliate of our sponsor in connection with the closing of this offering.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We have exposure to changes in interest rates on our indebtedness associated with our existing credit facility described above in “—Liquidity and Capital Resources—Sources of Liquidity—Credit Facilities.” We entered into an interest rate swap contract with Société Générale, effective December 17, 2012, with a notional amount that declines over time so that the amount of debt covered by this contract is $61.7 million and $59.4 million at March 31, 2013 and December 31, 2013, respectively. The contract effectively limits our LIBOR based interest rate exposure related to the notional amount of the swap contract through December 17, 2014. A hypothetical increase or decrease in interest rates of 1.0% would have increased or decreased, respectively, our interest expense, offset by payments under the interest rate swap, by $0.2 million and $0.6 million for the year ended December 31, 2011 and December 31, 2012, respectively.

We will have exposure to changes in interest rates under our new revolving credit facility. The credit markets have recently experienced historical lows in interest rates. As the overall economy strengthens, it is possible that monetary policy will tighten further, resulting in higher interest rates to counter possible inflation. Interest rates on floating rate credit facilities and future debt offerings could be higher than current levels, causing our financing costs to increase accordingly.

Commodity Price Risk

After the execution of a fee-based gathering and processing agreement and multiple fee-based transloading services agreements with AES at the closing of this offering, substantially all of our gross margin will be generated under fee-based commercial agreements, the substantial majority of which will have minimum volume commitments. We believe these commercial arrangements will promote stable cash flows and minimal direct commodity price exposure. The substantial majority of our direct commodity price exposure will relate to the sale of condensate and NGL volumes that we process, to the extent that recoveries of NGLs vary from our contractual obligations and the offsetting make-up for a thermally equivalent volume of residue gas. Such sales of condensate and NGL volumes have not constituted a significant component of our revenues and gross margin for the year ended December 31, 2012, and we have not included such sales in our estimates for the twelve months ending June 30, 2014. Accordingly, we have not entered into any long-term derivative contracts to manage our exposure to commodity price risk, and, as a result of our limited exposure to commodity price risk under our fee-based commercial agreements, we do not plan to enter into hedging arrangements to manage such risk following the closing of this offering. Natural gas and NGL prices can affect our profitability indirectly by influencing the level of drilling and production activity by our producer customers, the willingness of our non-producer customers to purchase natural gas for processing and the volumes of natural gas delivered to us for processing by all of our customers.

Counterparty and Customer Credit Risk

For the year ended December 31, 2012 and the three months ended March 31, 2013, Anadarko and Enterprise Products Partners L.P., or Enterprise, each accounted for more than 10% of our revenues. Although we have gathering and processing agreements with Anadarko and a NGL sales agreement with Enterprise, these agreements have remaining terms ranging from two to six years. In addition, at the closing of this offering, we will enter into a three-year fee-based gathering and processing agreement with AES at our Panola County processing facilities. Under this agreement, AES will pay us a fixed fee per Mcf (subject to an annual inflation adjustment) for gathering, treating, compression and processing services and a per gallon fixed fee for NGL transportation services. As these contracts expire, we will have to renegotiate extensions or renewals with these customers or replace the existing contracts with new arrangements with other customers. If any of these customers were to default on its contracts or if we were unable to renew our contracts with them on favorable terms, we may not be able to replace such customers in a timely fashion, on favorable terms or at all. In any of these situations, our revenues and cash flows and our ability to make cash distributions to our unitholders would be materially and adversely affected.

In addition, AES is our sole customer with respect to our crude oil logistics business, and we expect to continue to derive the substantial majority of our transloading revenues from AES. At the closing of this offering, AES will contract for 100% of the capacity at our Wildcat and Big Horn facilities. Such concentration subjects us to increased risk in the case of nonpayment, nonperformance or nonrenewal by AES under the transloading services agreements that we will enter into with AES at the closing of this offering. Any adverse developments concerning AES could materially and adversely affect our crude oil logistics business.

Impact of Seasonality

Our results of operations from our midstream natural gas business and crude oil logistics business are not materially affected by seasonality.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to our audited combined financial statements included elsewhere in this prospectus. We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC, which requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our financial condition and results of operations.

Our Revenue Recognition Policies and Use of Estimates for Revenues and Expenses

In general, we recognize revenue from customers when all of the following criteria are met:

•	persuasive evidence of an exchange arrangement exists;

•	delivery has occurred or services have been rendered;

•	the price is fixed or determinable; and

•	collectability is reasonably assured.

We record revenue for natural gas and NGL sales and transportation services over the period in which they are earned (i.e., either physical delivery of product has taken place or the services designated in the contract have been performed). While we make every effort to record actual volume and price data, there may be times where we need to make use of estimates for certain revenues and expenses. If the assumptions underlying our estimates prove to be substantially incorrect, it could result in material adjustments in results of operations in future periods.

Depreciation Methods and Estimated Useful Lives of Property, Plant and Equipment

We calculate depreciation expense using the straight-line method over the estimated useful lives of our property, plant and equipment. We assign asset lives based on reasonable estimates when an asset is placed into service. We periodically evaluate the estimated useful lives of our property, plant and equipment and revise our estimates when and as appropriate. Because of the expected long useful lives of the property, plant and equipment, we depreciate our property, plant and equipment over periods ranging from 5 years to 40 years. Changes in the estimated useful lives of the property, plant and equipment could have a material adverse effect on our results of operations.

Impairment of Long-Lived Assets

We review property, plant and equipment and other long-lived assets for impairment whenever events or changes in business circumstances indicate the net book values of the assets may not be recoverable. Impairment is indicated when the undiscounted cash flows estimated to be generated by those assets are less than the assets’ net book value. If this occurs, an impairment loss is recognized for the difference between the fair value and net book value. Factors that indicate potential impairment include: a significant decrease in the market value of the asset, operating or cash flow losses associated with the use of the asset, and a significant change in the asset’s physical condition or use. No impairments of long-lived assets were recorded during the periods included in these financial statements.

Contingencies

In the ordinary course of business, we may become party to lawsuits, administrative proceedings and governmental investigations, including environmental, regulatory and other matters. As of March 31, 2013, we did not have any material outstanding lawsuits, administrative proceedings or governmental investigations.

Accounting for Derivative and Hedging Activities

From time to time, we enter into derivative transactions to mitigate our exposure to price fluctuations in NGLs and utilize derivative instruments to manage our exposure to interest rate risk. We recognize all derivative instruments as either assets or liabilities in our combined balance sheets at their respective fair value. For derivatives designated in hedging relationships, changes in the fair value are recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged, until the hedged item affects earnings.

We formally assess, both at the inception of the hedging transaction and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging transaction, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

We discontinue hedge accounting prospectively when we determine that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, we discontinue hedge accounting and recognize immediately in earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

Our commodity derivative instruments are recorded at fair value using broker quoted market prices of similar contracts. Our interest rate swap derivatives are valued using current forward interest rates as quoted by brokers to be received in the cash market.

New Accounting Standards

Liabilities

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date” (“ASU 2013-04”) regarding accounting for obligations resulting from joint and several liability arrangements. ASU 2013-04 is effective for interim and annual periods beginning January 1, 2014. Early adoption is permitted with retrospective application. We adopted this standard upon issuance and have applied the requirements to our 2011 and 2012 combined financial statements.

Reporting Amounts Reclassified Out of Accumulated Comprehensive Income

In February 2013, the FASB also issued ASU No. 2013-02, “Reporting Amounts Reclassified Out of Accumulated Comprehensive Income” (“ASU 2013-02”) related to the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the related notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2012. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As such, we can delay the adoption of certain accounting standards until these standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards, and as a result, we will not adopt ASU 2013-02 until interim periods in 2014, as required of private entities.

Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). ASU 2011-11 retains the existing offsetting requirements and enhances the disclosure requirements to allow investors to better compare financial statements prepared under GAAP with those prepared under International Financial Reporting Standards (“IFRS”). On January 31, 2013, the FASB issued ASU No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”). ASU 2013-01 limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements and securities lending transactions. Both standards will be effective for interim and annual periods beginning January 1, 2013 and should be applied retrospectively. We adopted both standards on January 1, 2013. The standards did not have an effect on our combined financial statement footnotes, as our derivative financial instruments are not presented on a net basis in our combined balance sheets.

INDUSTRY OVERVIEW

General

The midstream energy industry is the link between the exploration and production of natural gas and crude oil and the delivery of their components to industrial, commercial and residential end-user markets. The midstream industry is generally characterized by regional competition based on the proximity of gathering systems and processing plants to natural gas and crude oil producing wells.

The following diagram illustrates the various components of the natural gas and crude oil value chain and the extent of our current operations:

Midstream Natural Gas Services

The principal components of the midstream natural gas business consist of gathering, compressing, treating, dehydrating, processing, fractionating, transporting and marketing natural gas and natural gas liquids, or NGLs. Companies within this industry provide services at various stages along the natural gas value chain by gathering raw natural gas from producers at the wellhead, separating the hydrocarbons into dry gas (primarily methane) and NGLs, and then routing the separated dry gas and NGL streams to the next intermediate stage of the value chain or to transmission pipelines for delivery to end-user markets.

The range of services utilized by midstream natural gas service providers are generally divided into the following eight categories.

Gathering

At the initial stages of the midstream value chain, a network of typically small diameter pipelines known as gathering systems directly connect to wellheads in the production area. These gathering systems transport natural gas from the wellhead to a central location for treating and processing. A large gathering system may involve thousands of miles of gathering lines connected to thousands of wells. Gathering systems are typically designed to be highly flexible to allow gathering of natural gas at different pressures and scalable to allow for additional production and well connections without significant incremental capital expenditures.

Compression

Gathering systems are operated at design pressures that enable the maximum amount of production to be gathered from connected wells. Through a mechanical process known as compression, volumes of natural gas at a given pressure are compressed to a sufficiently higher pressure, thereby allowing those volumes to be delivered into a higher pressure downstream pipeline to be brought to market. Since wells produce at progressively lower field pressures as they age, it becomes necessary to add additional compression over time near the wellhead to maintain throughput across the gathering system.

Treating and Dehydration

Treating and dehydration involves the removal of impurities such as water, carbon dioxide, nitrogen and hydrogen sulfide that may be present when natural gas is produced at the wellhead. During this process, the natural gas is dehydrated to remove the saturated water and is chemically treated to separate the impurities from the gas stream. These impurities must be removed for the natural gas to meet the specifications for transportation on long-haul intrastate and interstate pipelines. Moreover, end users will not purchase natural gas with a high level of these impurities.

Processing

Processing involves the removal of the heavier hydrocarbon components from the gas stream. Even after treating and dehydration, natural gas may not be suitable for long-haul intrastate and interstate pipeline transportation or commercial use because it contains heavier NGLs components, as well as natural gas condensate. The removal and separation of NGLs usually takes place in a processing plant using industrial processes that exploit differences in the weights, boiling points, vapor pressures and other physical characteristics of NGL components. Although heavier NGLs components can interfere with pipeline transportation, they are also valuable commodities once removed from the natural gas stream. Depending on the nature of processing contracts, the processor or the customer may take more or less commodity risk associated with the NGLs resulting from processing.

NGL Products Transportation

Once the NGL stream has been separated from the natural gas stream, and separated into products through fractionation, the resulting NGL products are then transported to downstream NGL networks or directly to end users.

Fractionation

Fractionation is the process by which the mixture of NGLs resulting from natural gas processing is separated into the NGL components prior to their sale to various petrochemical and industrial end users. Fractionation is accomplished by controlling the temperature of the stream of mixed liquids in order to take advantage of the difference in boiling points of separate hydrocarbon products.

Natural Gas Transmission

Once the raw natural gas has been treated and processed, the remaining natural gas, or residue natural gas, is transported to end users. The transmission of natural gas involves the movement of pipeline-quality natural gas from gathering systems and processing facilities to wholesalers and end users, including industrial plants and local distribution companies, or LDCs. LDCs and marketers, if the LDC is open to competition, purchase the natural gas and market it to commercial, industrial and residential end users. Transmission pipelines generally span considerable distances and consist of large-diameter pipelines that operate at higher pressures than gathering pipelines to facilitate the transportation of greater quantities of natural gas. The concentration of natural gas production in a few regions of the United States generally requires transmission pipelines to cross state borders to meet national demand. These pipelines are referred to as interstate pipelines and primarily are regulated by federal agencies or commissions, including the FERC. Pipelines that transport natural gas produced and consumed wholly within one state are generally referred to as intrastate pipelines. Intrastate pipelines are primarily regulated by state agencies or commissions.

Marketing

Marketing consists of the purchase and then sale of natural gas and NGLs to end-use customers. Marketing, and related commodity risk, can involve some or all of the intermediate steps that particular purchases and sales require, including arranging transportation, storage and any other steps required to facilitate the transaction.

Crude Oil Transportation & Logistics

Crude oil gathering assets provide the link between crude oil production gathered at the well site or nearby collection points and crude oil terminals and storage facilities, long-haul crude oil pipelines, railcars and refineries. Crude oil gathering assets generally consist of a network of smaller-diameter pipelines that are connected directly to the well site or central receipt points delivering into larger-diameter trunk lines. Trucking operations and railcars are often used to supplement pipeline systems by gathering and transporting crude oil production from remote well sites that are not directly connected to pipeline gathering infrastructure. Competition in the crude oil gathering industry is typically regional and based on proximity to crude oil producers, as well as access to viable delivery points. Overall demand for gathering services in a particular area is generally driven by crude oil producer activity in the area.

Crude oil rail terminals, or transloaders, are an integral part of ensuring the movement of new crude oil production from the developing shale plays, as well as crude oil production from conventional basins, in the United States and Canada. In general, transloaders used to load railcars and transport the commodity out of developing basins into markets where transloaders are used to unload railcars and store crude oil volumes for third parties until the oil is redelivered to markets via pipelines, trucks or rail to delivery points.

U.S. Natural Gas Fundamentals

Natural gas is a critical component of energy consumption in the United States. According to the EIA, annual consumption of natural gas in the United States increased from approximately 24.1 Tcf in 2010 to approximately 24.4 Tcf in 2011, an increase of approximately 1.2%. Consumption continued to increase in 2012 to 25.5 Tcf, a 4.4% increase from 2011. The EIA expects total annual domestic natural gas consumption to rise from 25.5 Tcf in 2012 to 25.7 Tcf in 2013.

In order to maintain current levels of U.S. natural gas supply and to meet the projected increase in demand, new sources of domestic natural gas must continue to be developed to offset the decline rates of existing production. Over the past several years, a fundamental shift in U.S. natural gas production has emerged with the growing contribution of natural gas from unconventional resources, defined by the EIA as natural gas produced from shale formations and coalbeds. The primary factors driving this shift are the emergence of unconventional natural gas plays and advances in technology that have allowed producers to cost-effectively extract significant volumes of natural gas from these plays. The development of these unconventional sources offsets declines in other U.S. natural gas supply, meeting growing consumption and lowering the need for imported natural gas.

According to the EIA:

•	During 2012, the United States consumed approximately 25.5 Tcf of natural gas;

•

The industrial and electricity generation sectors are the largest users of natural gas in the United States, accounting for approximately 16.2 Tcf, or 64% of the total natural gas consumed in the United States during 2012; and

•	In 2012, the end-user commercial and residential sectors accounted for approximately 28% of the total natural gas consumed in the United States.

The graph below represents historical and projected U.S. natural gas production versus U.S. natural gas consumption through the year 2013.

Source: EIA dated February 28, 2013.

U.S. Natural Gas Liquids Fundamentals

The principal component products of the NGL stream and its primary uses are as follows:

•	Ethane. Ethane is used primarily as feedstock in the production of ethylene, one of the basic building blocks for a wide range of plastics and other chemicals;

•	Propane. Propane is used as a heating fuel, engine fuel and industrial fuel, for agricultural burning and drying and as petrochemical feedstock for production of ethylene and propylene;

•

Normal Butane. Normal butane is principally used for motor gasoline blending and as fuel gas, either alone or in a mixture with propane, and feedstock for the manufacture of ethylene and butadiene, a key ingredient of synthetic rubber. Normal butane is also used to derive isobutene;

•

Isobutane. Isobutane is principally used by refiners to enhance the octane content of motor gasoline and in the production of methyl tert-butyl ether, an additive in cleaner burning motor gasoline; and

•	Natural Gasoline. Natural gasoline is principally used as a motor gasoline blend stock or petrochemical feedstock.

Sources of NGL supply include natural gas processing, crude oil refining and imports. Natural gas processing is the largest of these and produces approximately 75% of the U.S. supply of NGLs. After being constant over the period 2005 to 2010, NGLs produced from natural gas processing increased 5.3% and 6.1% over the prior year in 2011 and 2012, respectively.

U.S. Crude Oil Fundamentals

The United States is the world’s largest consumer of crude oil and it plays a vital role in the domestic economy. According to the EIA, United States crude oil production exceeded an average of 7.0 MMBbls/d in November and December 2012, the highest volume since December 1992. Increasing crude oil production in North Dakota and onshore Texas drove this increase in U.S. crude oil production, with most of the production coming from shale and other tight (very low permeability) formations.

The EIA projects total annual domestic crude oil production to increase from an average of 6.4 MMBbls/d in 2012 to 7.8 MMBbls/d by 2014. Central to this projected growth will be continuing development of onshore basins. Drilling in tight oil plays in the Williston, Western Gulf, and Permian Basins is expected to account for the bulk of forecast production growth over the next several years. Much like the increase in natural gas production, the primary factors driving the increase in crude oil production are the emergence of unconventional plays and advances in technology. These factors have allowed producers to cost-effectively extract significant volumes of oil that were previously viewed as unrecoverable, and the development of these resources will help the United States to reduce its dependence on foreign oil.

According to the EIA:

•	The Brent crude oil spot price, which averaged $112/Bbl in 2012 and rose to $119/Bbl in early February 2013, will average $109/Bbl in 2013 and $101/Bbl in 2014; and

•

The projected discount of West Texas Intermediate (WTI) crude oil to Brent, which averaged $18/Bbl in 2012, is expected to average $9/Bbl in 2014 as planned new pipeline capacity will lower the cost of moving midcontinent crude oil to the Gulf Coast refining centers.

BUSINESS

Overview

We are a fee-based, growth-oriented Delaware limited partnership formed in April 2013 by NuDevco to develop, own, operate and acquire midstream energy assets. We currently provide natural gas gathering, transportation, treating and processing services and NGL transportation services, which we refer to as our midstream natural gas business, and crude oil transloading services, which we refer to as our crude oil logistics business.

Our primary midstream natural gas assets currently consist of (i) two related natural gas processing facilities located in Panola County, Texas, (ii) a natural gas processing facility located in Tyler County, Texas, (iii) two natural gas gathering systems connected to our Panola County processing facilities, and (iv) two NGL transportation pipelines that connect our Panola County and Tyler County processing facilities to third party NGL pipelines. Our primary midstream natural gas assets are located in long-lived oil and natural gas producing regions in East Texas and gather and process NGL-rich natural gas streams associated with production primarily from the Cotton Valley Sands, Haynesville Shale, Austin Chalk and Eaglebine formations.

Our crude oil logistics assets currently consist of two crude oil transloading facilities: (i) our Wildcat facility located in Carbon County, Utah, where we currently operate one skid transloader and two ladder transloaders, and (ii) our Big Horn facility located in Big Horn County, Wyoming, where we currently operate one skid transloader and one ladder transloader. Our transloaders are used to unload crude oil from tanker trucks and load crude oil into railcars and temporary storage tanks. Our Wildcat and Big Horn facilities provide transloading services for production originating from well-established crude oil producing basins, such as the Uinta and Powder River Basins, which we believe are currently underserved by our competitors.

The following table sets forth information about our primary midstream natural gas assets:

	System Type	County, State	Miles	Gas Compression (bhp)	Approximate Design Capacity (MMcf/d except as otherwise noted)
Midstream Natural Gas
Panola 1	Processing	Panola, Texas		8,220	100

Panola 2(1)	Processing	Panola, Texas		10,400	120

Total Panola			N/A	18,620	220

Tyler(2)	Processing	Tyler, Texas	N/A	4,640	80

Lake Murvaul	Natural Gas Gathering	Panola and Harrison Counties, Texas	54	6,300	100

Oak Hill Lateral(3)	Natural Gas Gathering	Panola and Harrison Counties, Texas	11	N/A	100

Turkey Creek (Bbls/d)	NGL Pipelines	Panola and Tyler Counties, Texas	13	N/A	20,000

(1)	Our second facility in Panola County, which we refer to as our Panola 2 processing plant, became fully operational in May 2012.
(2)

Our Tyler processing facility includes three cryogenic trains. Our 40 MMcf/d cryogenic train is currently in operation. Our two remaining cryogenic trains, each with an approximate design capacity of 20 MMcf/d, can be made operational with additional capital expenditures.

(3)	Our Oak Hill Lateral was completed in March 2013.

The following table sets forth information about our crude oil logistics assets:

	County, State	Transloaders	Approximate Combined Design Capacity (Bbls/hr)
Crude Oil Logistics
Wildcat Facility	Carbon County, Utah	One skid transloader Two ladder transloaders	475 420

Big Horn Facility	Big Horn County, Wyoming	One skid transloader One ladder transloader	475 210

(*)	Our Wildcat facility and Big Horn facility began operations in August 2012 and March 2013, respectively.

For the year ended December 31, 2012 and the twelve months ended March 31, 2013, on a pro forma basis we had net income of approximately $5.7 million and $4.2 million, gross margin of approximately $35.6 million and $35.0 million and adjusted EBITDA of approximately $15.3 million and $13.9 million, respectively. Approximately 88% and 92% of our gross margin on a pro forma basis for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively, was generated under fee-based contractual arrangements with customers. For definitions of gross margin and adjusted EBITDA and a reconciliation of gross margin and adjusted EBITDA to their most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary Historical and Unaudited Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Our Fee-Based Commercial Agreements

Following the closing of this offering, substantially all of our gross margin will be generated under fee-based commercial agreements, the substantial majority of which will have minimum volume commitments and annual inflation adjustments. We believe these commercial arrangements will promote stable cash flows and minimal direct commodity price exposure. In addition to AES, our current significant customers include affiliates of Anadarko, Kinder Morgan Energy Partners, L.P. (“Kinder Morgan”), Energy Transfer Partners, L.P. (“Energy Transfer”) and Enterprise.

In addition, at the closing of this offering, we will enter into a three-year fee-based gathering and processing agreement with AES at our Panola County processing facilities. Under this agreement, AES will pay us a fixed fee per Mcf (subject to an annual inflation adjustment) for gathering, treating, compression and processing services and a per gallon fixed fee for NGL transportation services. The agreement will provide for a minimum volume commitment of 80 MMcf/d that, at the option of AES and subject to the availability of capacity at our Panola facilities, may be increased to 100 MMcf/d. Additionally at the closing of this offering, we will also enter into three-year fee-based transloading services agreements with AES at our Wildcat and Big Horn facilities. Under these agreements, AES will pay us a fixed fee per barrel. The agreements will provide for a minimum volume commitment of 7,600 Bbls/d at each facility with respect to our skid transloaders and 1,260 Bbls/d with respect to each of our ladder transloaders.

The following table summarizes certain information regarding our fee-based commercial agreements with Anadarko and AES:

Agreement	Current Term Expiration	Renewal	Minimum Volume Commitment
Anadarko Panola County Agreement I	July 31, 2015	Year-to-year	Yes
Anadarko Panola County Agreement II	March 31, 2019	Month-to-month	Yes
AES Panola County Agreement(1)	Three years	Year-to-year	80 MMcf/d
Anadarko Tyler County Agreement	October 31, 2015	Year-to-year	No
AES Wildcat Skid Transloading Agreement(1)	Three years	Year-to-year	7,600 Bbls/d
AES Big Horn Skid Transloading Agreement(1)	Three years	Year-to-year	7,600 Bbls/d
AES Master Ladder Transloading Agreement(1)	Three years	Year-to-year	3,780 Bbls/d

(1)

The AES agreements will be entered into between us and AES at the closing of this offering. The initial term of these agreements will expire on the third anniversary of the closing of this offering. AES is an affiliate under common control with our sponsor. Please read “—Our Sponsor.”

On a pro forma basis, the minimum commitments under these agreements would have accounted for approximately 69% and 78% of our gross margin for the year ended December 31, 2012 and the twelve months ended March 31, 2013, respectively, and 86% of our forecast gross margin for the twelve months ending June 30, 2014, respectively. For a reconciliation of gross margin to operating income, its most directly comparable GAAP measure, please read “Summary Historical and Unaudited Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” For more information regarding these agreements, please read “—Commercial Agreements.”

Business Strategies

Our principal business objectives are to maintain stable cash flows and to increase our quarterly cash distribution per unit over time. We expect to achieve these objectives by executing the following strategies:

•

Focus on Stable, Fee-Based Business. We intend to continue to focus on opportunities to provide fee-based midstream energy services to AES and third parties. Substantially all of our gross margin will be supported by minimum volume commitments. We believe that our existing fee-based agreements and pursuit of additional attractive fee-based opportunities with AES and third parties will promote stable cash flows.

•

Pursue Strategic and Accretive Acquisitions. We plan to pursue accretive acquisitions of midstream natural gas and crude oil logistics assets from our sponsor and, to a lesser extent, third parties, that provide attractive returns and are complementary to our existing assets in existing or new geographic areas or business lines. We plan to pursue acquisitions that we believe will allow us to realize synergies by capitalizing on our existing infrastructure, operational expertise and customer relationships.

•

Focus on Underserved Producing Regions with Attractive Characteristics. We seek to focus on regions that we believe are underserved by our competitors and will require midstream natural gas or crude oil logistics assets to handle existing and anticipated liquids-rich natural gas and crude oil production. To maximize the potential for future development in our midstream natural gas business, we plan to focus our expansion efforts on logistically constrained, mature producing areas where treating and processing is required to access end-markets for natural gas. Additionally, we will continue to focus on crude oil producing basins that are underserved by our competitors and require additional crude oil logistics operations to bring crude oil to market.

•

Pursue Organic Growth Opportunities Associated with Our Existing Assets. In addition to pursuing acquisition opportunities, we intend to grow our midstream natural gas business primarily by identifying and pursuing economically attractive organic expansion and asset enhancement opportunities that leverage our existing asset footprint, operational expertise and strategic relationships with our customers. One such expansion that was recently completed is our Oak Hill Lateral, which increased our gathering line footprint and access to new drilling activities in the Haynesville and Cotton Valley formations.

•

Maintain Financial Flexibility and Conservative Leverage. We intend to maintain a conservative capital structure that will enable us to pursue strategic acquisitions and organic expansion opportunities. At the closing of this offering, we anticipate entering into a new revolving credit facility that we believe will provide us with sufficient capacity to fund expansions, acquisitions and working capital requirements for our operations.

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

•

Strategically Located Assets. Our assets are located in areas that we believe provide opportunities to access increasing liquids-rich natural gas and crude oil supplies from existing and new customers.

•	Midstream Natural Gas: Our primary midstream natural gas assets are located near the Cotton Valley Sands, Haynesville Shale, Austin Chalk, and Eaglebine formations, from which we process NGL-rich natural gas. We believe that our assets are strategically positioned to capitalize on drilling activity in these areas and related demand for midstream natural gas services, as well as growing commodity consumption in the Gulf Coast and Southeast regions of the United States.

•

Crude Oil Logistics: Located near the Uinta and Powder River Basins, our Wildcat and Big Horn facilities serve well-established crude oil producing basins that we believe are underserved by our competitors and are integral to delivering crude oil from producing regions to market participants. We believe that our services enable customers to capture more favorable pricing as a result of increased market access and optionality.

•

Modern and Efficient Assets. All of our natural gas processing plants are modern, efficient facilities that have been constructed within the last eight years. We believe that our facilities experience higher plant recovery yields and lower plant fuel usage than competing processing plants. The flexibility and efficiency of our processing plants allow us to tailor our processing agreements to meet specific customer needs, which we believe provides us with a competitive advantage. Each of our skid transloaders was acquired from the manufacturer within the last year and was custom made to our specifications in order to maximize the capacity and flexibility of our transloading operations. Our top-loading, heated skid transloaders handle multiple grades of crude oil, including heavy and waxy crudes, which we believe enables us to provide our customers with flexible, efficient and reliable transloading services.

•

Relationship with our Sponsor. We believe that our relationship with our sponsor will provide us with opportunities to acquire additional midstream natural gas and crude oil logistics assets that it owns and develops, as well as opportunities to minimize our direct commodity price exposure with fee-based contracts supporting the assets it may offer to us. As the owner of our general partner, all of our incentive distribution rights and a     % limited partner interest in us, we believe that NuDevco will be motivated to promote and support the successful execution of our business strategies. Additionally, our and sponsor’s executive management teams have relationships throughout the energy industry and have established a positive reputation in the energy business which we believe will assist us in achieving our primary business objectives.

•

Strong Customer Relationships. We have a strong customer base consisting of large and small independent producers, large pipeline companies and marketers, many of whom we have been serving for approximately five years. We believe we have established a reputation as a responsive and reliable operator by providing high quality services and tailoring solutions to meet the needs of our customers. We view our strong customer relationships as one of our key assets and believe it is critical to maintain operational excellence and reliability. Furthermore, we believe our entrepreneurial culture enables us to offer more customized and creative solutions to our customers and to be more responsive to their needs.

•

Entrepreneurial and Experienced Energy Industry Management Team. Our executive management team has demonstrated a successful track record of growing businesses and of identifying and developing market opportunities in the energy industry. Our executive management team has an average of over 24 years of experience in the energy industry and possesses a comprehensive skill set to support our business and increase distributions per unit through asset optimization, accretive development projects and acquisitions.

Our Sponsor

Our sponsor, NuDevco Partners, LLC, is the ultimate parent company of Spark Energy. NuDevco is wholly owned by W. Keith Maxwell III, who founded the predecessor of Spark Energy in 1999 and grew the company from a Houston-based regional retail natural gas company to a multi-state certified retail electricity and natural gas supplier operating in 17 states and 45 local markets, with revenues of $648.8 million for the year ended December 31, 2012. In addition to Spark Energy, NuDevco also owns NuDevco Midstream Development and indirectly owns AES. NuDevco Midstream Development’s primary strategy is to purchase and develop midstream natural gas and crude oil logistics assets. AES primarily purchases, sells and markets natural gas, NGLs and crude oil. Following the closing of this offering, we will enter into fee-based commercial agreements with AES with minimum volume commitments and annual inflation adjustments under which we will not be subject to direct commodity price risk. Through its gathering and processing agreement with us, AES will also provide gathering and processing services to its natural gas customers in connection with its producer services business.

NuDevco Midstream Development and AES plan to work together to seek opportunities to provide value-added midstream services to producers of crude oil, natural gas and NGLs. In addition, AES will be one of our principal customers following the closing of this offering. We believe that our relationship with our sponsor and its affiliates provides us with significant potential long-term growth opportunities through the development and acquisition of additional midstream energy assets, as well as opportunities to minimize our direct commodity price exposure through fee-based midstream service agreements with AES.

For example, NuDevco Midstream Development recently ordered several transloaders and made a deposit to acquire certain specialized railcars that could, once commercially operational, be utilized in our crude oil logistics business. In addition, NuDevco Midstream Development plans to purchase and construct crude oil storage tanks at or near our Wildcat and Big Horn facilities and is evaluating the acquisition of crude oil tanker trucks to deliver crude oil for transloading at these facilities and other similar facilities that may be developed in the future. NuDevco Midstream Development also plans to develop certain unutilized natural gas processing and treating assets that it currently owns and plans to construct and develop additional gas processing facilities at or near our facilities and in other areas underserved by existing gas processing facilities. We anticipate that, once these natural gas processing and treating assets are placed into commercial service, they could be acquired by us.

Under the terms of the omnibus agreement that we will enter into with our general partner, NuDevco and NuDevco Midstream Development at the closing of this offering, NuDevco Midstream Development will grant us a right of first offer on certain midstream energy assets, including transloaders, storage tanks, railcars, tanker trucks and gas processing and treating assets during the five-year period following the closing of the offering. In addition, in connection with our acquisition of any transloaders, storage tanks, railcars or tanker trucks, AES would be obligated to negotiate in good faith a service agreement with us covering such assets to the extent such assets are not subject to an existing service agreement at the time of acquisition. However, we are under no obligation to purchase any assets from our sponsor or enter into any service agreements, and our sponsor has no obligation to accept any offer we may make for such assets or to enter into any such service agreements. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates—Omnibus Agreement.”

After the closing of this offering, NuDevco will also indirectly own our general partner and will indirectly hold     % of our common units and     % of our subordinated units, or an aggregate of     % of our total limited partner interests, and all of our incentive distribution rights. We believe our sponsor will promote and support the successful execution of our business strategies given its significant ownership in us following this offering.

Our Assets

We own and operate all of our assets, which currently consist primarily of two natural gas gathering systems, three natural gas processing facilities, two NGL transportation pipelines and two transloading locations collectively utilizing two skid transloaders and three ladder transloaders. Our primary assets are currently located in East Texas, Utah and Wyoming.

Midstream Natural Gas Assets

Panola County Processing Facilities

Our Panola County processing facilities are situated northeast of the town of Carthage in East Texas on approximately 35 acres. These facilities process NGL-rich natural gas from the Haynesville Shale and Cotton Valley natural gas production areas, which are areas known for their long-lived reserves. These facilities are natural gas treating and cryogenic processing plants that include residue gas compression, amine treating and glycol dehydration equipment with current design capacity to process up to 220 MMcf/d of natural gas.

The first of our facilities in Panola County, which we refer to as our Panola 1 processing plant, became fully operational in April 2007. Our second facility in Panola County, which we refer to as our Panola 2 processing plant, became fully operational in May 2012. We currently operate our Panola 1 and Panola 2 processing plants as a single integrated facility, with common inlet and outlet points. Our Panola County facilities have the following characteristics:

•

Our Panola 1 processing plant consists of a cryogenic gas processing plant with a nameplate capacity of 100 MMcf/d, one 210 GPM amine treating unit and five dedicated compressor units with an aggregate of 8,220 bhp of residue gas compression; and

•

Our Panola 2 processing plant consists of a cryogenic gas processing plant with a nameplate capacity of 120 MMcf/d, one 320 GPM amine treating unit and six dedicated compressor units with an aggregate of 10,400 bhp of residue gas compression.

Inlet volumes at our Panola County facilities are obtained from numerous sources with various natural gas compositions. Supply interconnects to the facility include nine pipelines extending from our Lake Murvaul gathering system, our Oak Hill Lateral, Atmos Energy Corporation’s (“Atmos Energy”) S2 pipeline, Kinder Morgan’s McCormick pipeline, Texas Gas Gathering’s (“TGG”) Harrison and Panola County gathering systems and Markwest Energy Partners, L.P.’s (“Markwest”) pipeline. Residue gas from our Panola County facilities is delivered to several pipelines, including the Texas Gas, CenterPoint CP, Tennessee Gas and Gulf South Pipeline, LP (“Gulf South”) pipelines, and the DCP Carthage trading hub through the Atmos Energy and Enterprise pipelines. NGL production from our Panola County facilities is delivered into one of our Turkey Creek pipelines, which extends to TEPPCO Partners, L.P.’s Panola Pipeline for redelivery to the Enterprise fractionation facilities at the Mont Belvieu, Texas trading hub. Average throughput for our Panola County facilities for the year ended December 31, 2012 was approximately 121.9 MMcf/d. During the three months ended March 31, 2013, the NGL content of the natural gas processed at our Panola facilities ranged from approximately 1.2 to 4.5 gallons/Mcf.

Tyler County Gas Processing Facility

Our Tyler County processing facility is situated northeast of the town of Woodville in East Texas on approximately 10 acres. This facility processes NGL-rich natural gas from the Austin Chalk and Eaglebine natural gas production formations, which are areas known for their long-lived reserves. This facility consists of natural gas treating and cryogenic processing plants that include residue gas compression, amine treating, and glycol dehydration equipment with a design capacity to process up to 80 MMcf/d of natural gas.

Our Tyler County processing facility was constructed in two phases: Phase I became fully operational in April 2006, and Phase II became fully operational in August 2007. This facility includes one cryogenic processing train with a nameplate capacity of 40 MMcf/d, two 20 MMcf/d cryogenic processing trains with an aggregate nameplate capacity of 40 MMcf/d, both of which will require additional capital expenditures to become operational, one 40 MMcf/d glycol dehydration unit and two 100 GPM amine units.

Our Tyler County processing facility currently utilizes three compressor units with an aggregate of 4,640 bhp of residue gas compression.

We do not own or operate any natural gas gathering systems associated with our Tyler County processing facility. The facility receives all of its natural gas from a gathering system owned and operated by Anadarko and delivers residue gas through an interconnect with the Tennessee Gas Pipeline Company pipeline. To the extent we are not using the full capacity of our Tyler County processing facility to process Anadarko’s gas, we believe we would be able to access volumes from other producers to the extent we are able to construct new, or tie into existing third-party gathering systems. NGLs produced by our Tyler County processing facility are stored in two 30,000-gallon surge tanks and transported through one of our Turkey Creek NGL pipelines to an NGL pipeline owned by West Texas LPG Pipeline Limited Partnership for delivery to the Enterprise fractionator at the Mont Belvieu trading hub. Average throughput for our Tyler County processing facility for the year ended December 31, 2012 was approximately 30.0 MMcf/d. During the three months ended March 31, 2013, the NGL content of the natural gas processed at our Tyler County processing facility remained relatively constant at approximately 4.5 gallons/Mcf.

Lake Murvaul Gathering System

Our Lake Murvaul natural gas gathering system is connected to our Panola County processing facilities and gathers natural gas primarily from delivery points on our gathering systems and interconnecting pipelines in the area. Our sponsor and its affiliates purchased the original Lake Murvaul gathering system, consisting solely of a 12-inch trunk line extending 10.3 miles southwest from the site of our Panola County processing facilities, from CenterPoint Energy in 2004. The gathering system currently consists of approximately 31 miles of 12-inch trunk line, approximately 23 miles of 4-inch, 6-inch and 8-inch gathering lines and seven compressor stations with total compression of approximately 6,300 bhp. The gathering system has an aggregate capacity of approximately 100 MMcf/d.

Our Lake Murvaul gathering system has pipeline interconnects with Gulf South, Texas Eastern Transmission, LP, ETC Gas Company Ltd., Natural Gas Pipeline Company of America LLC and DCP Midstream Partners, LP (“DCP Midstream”). Producers generally bear the cost of connecting their wells to our system at delivery points on our gathering systems. Average throughput through our Lake Murvaul gathering system for the year ended December 31, 2012 was approximately 66.9 MMcf/d.

Turkey Creek NGL Pipelines

Our wholly owned subsidiary, Turkey Creek Pipeline, LLC, owns and operates the following two NGL pipelines, which we refer to as our Turkey Creek pipelines:

•

a 4-inch diameter y-grade NGL pipeline with a total capacity of 10,000 Bbls/d (expandable to 15,000 Bbls/d with less than one half mile of pipeline looping) extending approximately two miles from our Panola County processing facilities to a pipeline owned by TEPPCO Partners, L.P. for redelivery to the Enterprise fractionator in Mont Belvieu; and

•

a 6-inch diameter y-grade NGL pipeline with a total capacity of 10,000 Bbls/d extending approximately 11 miles from our Tyler County processing facility to an NGL pipeline owned by West Texas LPG Pipeline Limited Partnership for redelivery to the Enterprise fractionator in Mont Belvieu.

For the year ended December 31, 2012, average throughput on our Turkey Creek pipelines was approximately 7,847 Bbls/d.

Oak Hill Lateral

Our Oak Hill Lateral, which was placed into service in March 2013, is connected to our Panola County processing facilities and gathers natural gas through a direct connection to a gathering system owned by Anadarko. Our Oak Hill Lateral consists of approximately 11 miles of 12-inch trunk line with a current capacity of approximately 100 MMcf/d.

Other Midstream Natural Gas Assets

We own and operate approximately six miles of 6-inch natural gas pipeline, which we refer to as our Bethany Lateral, and a natural gas treating facility, which we refer to as our Stateline Treating facility. Our Stateline Treating facility is adjacent to our Bethany Lateral and is located southeast of the town of Bethany in Caddo Parish, Louisiana. Our Stateline Treating facility has an aggregate capacity of approximately 30 MMcf/d and provides CO2 removal services on behalf of AES. Average throughput for our Bethany Lateral for the year ended December 31, 2012 was approximately 7.6 MMcf/d.

We also own and operate a natural gas delivery facility in Maricopa County, Arizona. This facility provides a  1/4-mile, 2-inch interconnection from El Paso Natural Gas Company to the Ergon Asphalt Products plant boiler inlet. The supply of gas to Ergon is made by an affiliate of Spark Energy, who pays us a fixed fee per MMBtu to provide natural gas delivery services to the Ergon delivery point.

Crude Oil Logistics Assets

Our crude oil logistics assets currently consist of two transloading facilities: (i) our Wildcat facility located in Carbon County, Utah, where we currently operate one skid transloader and two ladder transloaders, and (ii) our Big Horn facility located in Big Horn County, Wyoming, where we currently operate one skid transloader and one ladder transloader. Our transloaders are used to unload crude oil from tanker trucks and load crude oil into railcars and temporary storage tanks. Our Wildcat and Big Horn facilities provide transloading services for production originating from well-established crude oil producing basins, such as the Uinta and Powder River Basins, which we believe are currently underserved by our competitors. Our skid transloaders each have a transloading capacity of 475 Bbls/hr, and our ladder transloaders each have a transloading capacity of 210 Bbls/hr. Each of our skid transloaders was acquired from the manufacturer within the last year and was custom made to our specifications in order to maximize the capacity and flexibility of our transloading operations. Our top-loading, heated skid transloaders handle multiple grades of crude oil, including heavy and waxy crudes, which we believe enables us to provide our customers with flexible, efficient and reliable transloading services. In general, our ladder transloaders are used when the skid transloader is operating at maximum capacity or in the event the skid transloader experiences downtime for repairs or maintenance. We do not own the site on which our transloading assets are located or where we conduct our transloading operations, and we have site access agreements and rail siding leases at each of our transloading facilities.

Wildcat Facility

At our Wildcat facility, crude oil is delivered to our site by third-party tanker trucks. Currently, AES contacts America West Resources, Inc., who currently provides the labor in connection with our transloading operations at our Wildcat facility, when they have crude oil that they wish to have transferred from truck to railcar. The crude oil is then transferred from the truck to a railcar or to a third-party tank leased by AES using either a skid transloader or a ladder transloader. At the closing of this offering, we will enter into fee-based transloading services agreements with AES at our Wildcat facility that will provide for a fixed fee per barrel for transloading services, subject to a minimum volume commitment of 7,600 Bbls/d with respect to our skid transloader and 1,260 Bbls/d with respect to each of our ladder transloaders. For a more detailed description of this agreement, please read “—Commercial Agreements.”

Big Horn Facility

At our Big Horn facility, crude oil is delivered to our site by third-party tanker trucks. Currently, AES contacts us when they have crude oil that they wish to have transferred from truck to railcar. We then transfer the crude oil from the truck to a railcar or to a third-party tank leased by AES using either a skid transloader or a ladder transloader. At the closing of this offering, we will enter into fee-based transloading services agreements with AES at our Big Horn facility that will provide for a fixed fee per barrel, subject to a minimum volume commitment of 7,600 Bbls/d with respect to our skid transloader and 1,260 Bbls/d with respect to our ladder transloader. For a more detailed description of this agreement, please read “—Commercial Agreements.”

Commercial Agreements

Gathering and Processing and Related Agreements

We currently have fee-based gathering and processing agreements at our Panola County processing facilities and fee-based processing agreements at our Tyler County processing facility.

We have the following fee-based agreements with Anadarko and, at the closing of this offering, will have the following fee-based agreement with AES, at our Panola County processing facilities:

•

a fee-based agreement for the gathering, processing, dehydration and transportation of Anadarko’s natural gas production from East Texas. Under this agreement, which provides for a minimum volume commitment, Anadarko pays us a fixed fee per MMBtu, subject to an annual inflation adjustment. Beginning August 1, 2014, Anadarko may make a one-time election to reduce the minimum volume commitment by 50%. To the extent that Anadarko does not satisfy the minimum volume commitment on an annualized basis, Anadarko is required to pay us a fee equal to approximately 90% of the fixed fee for any shortfall. If Anadarko exceeds the minimum volume commitment on an annualized basis, the resulting surplus may be applied in satisfaction of the minimum volume commitment in future periods, including during the primary term and any renewal term. The primary term of the agreement will expire July 31, 2015. Anadarko has the option to extend the primary term for an additional one-year period. Following the primary term, the agreement will renew on a year-to-year basis unless either party provides the other with at least 180 days prior written notice of its intent to terminate the agreement.

•

a fee-based agreement for the gathering, processing, dehydration and transportation of Anadarko’s natural gas production from East Texas. Under this agreement, which provides for a minimum volume commitment, Anadarko pays us a fixed fee per MMBtu, subject to an annual inflation adjustment. To the extent that Anadarko does not satisfy the minimum volume commitment on an annualized basis, Anadarko is required to pay us a fee equal to approximately 71% of the fixed fee for any shortfall. If Anadarko exceeds the minimum volume commitment on an annualized basis, the resulting surplus may be applied in satisfaction of the minimum volume commitment in future periods during the primary term. The primary term of the agreement will expire March 31, 2019. Following the primary term, the agreement will renew on a month-to-month basis unless either party provides the other with at least 90 days prior written notice of its intent to terminate the agreement.

•

at the closing of this offering, we will enter into a three-year fee-based gathering and processing agreement with AES at our Panola County processing facilities. Under this agreement, AES will pay us a fixed fee per Mcf for gathering, treating, compression and processing services and a per gallon fixed fee for NGL transportation services, subject to an annual inflation adjustment. The agreement will provide for a minimum volume commitment of 80 MMcf/d that, at the option of AES and subject to the availability of capacity at our Panola facilities, may be increased to 100 MMcf/d. To the extent that AES does not satisfy the minimum volume commitment on a monthly basis, AES is required to pay us a fixed fee per Mcf for any shortfall. With respect to any shortfall payments made by AES to us, AES is entitled to a credit that may be applied during the same calendar quarter against any volumes delivered to us in excess of its minimum volume commitment during any month during such calendar quarter. Unless AES is entitled to the credit referenced in the preceding sentence, AES will be required to pay us a fixed fee per Mcf for any volumes that it delivers to us in excess of its minimum volume commitment. For the twelve months ending June 30, 2014, we estimate that our gathering, processing and other revenues under this agreement will be approximately $16.2 million. The primary term of the agreement will expire on the third anniversary of the closing of this offering. Following the primary term, the agreement will renew on a year-to-year basis unless either party provides the other with at least 180 days prior written notice of its intent to terminate the agreement. We will also provide NGL transportation services to AES under this agreement. As part of these services, we will have the option to purchase all of the NGLs attributable to AES’s natural gas delivered to our Panola facilities. To the extent we purchase NGLs from AES, we will sell them to Enterprise for fractionation at Enterprise’s facility in Mont Belvieu. Under this “pass-through” arrangement, we purchase the NGLs from AES at an index price, less fractionation and transportation fees, and simultaneously sell the NGLs to Enterprise at the same index price, less fractionation fees. As a result, the NGL transportation services that we provide to AES will not have an impact on our gross margin, other than the per gallon fixed NGL transportation fee. We do not believe that these NGL transportation services increase our direct commodity price exposure since the revenues we receive, less third party transportation fees, and the transportation fees attributable to our NGL pipelines, are passed on directly to our customers.

We have a fee-based processing agreement with Anadarko at our Tyler County processing facility to process Anadarko’s natural gas production from East Texas. Under this agreement, Anadarko pays us a fixed fee to process raw natural gas and redeliver residue gas and NGLs to Anadarko. The primary term of the agreement will expire October 31, 2015, following which date the agreement will renew annually on an evergreen basis unless either party provides the other party with 90 days’ notice of its intent to cancel the agreement. The agreement provides for a dedication of gas that is connected or may be connected to Anadarko’s gathering system and encompasses four counties in East Texas.

Pursuant to our NGL sales agreement with Enterprise, we have reserved a fixed fractionation capacity at Enterprise’s facility in Mont Belvieu, Texas. Under this agreement, we have committed to deliver a dedicated volume of NGLs for fractionation to Enterprise each month. This dedicated volume must be apportioned between ethane and propane as specified in the agreement. If we fail to deliver a specified percentage of the dedicated volume meeting the apportionment requirements specified in the agreement, we are required to pay a minimum fee per gallon for any shortfall below such percentage. In addition, Enterprise is entitled to retain each month seven days of NGLs delivered by us as working inventory, in exchange for which Enterprise pays to us an amount equal to the total volume of the NGLs retained multiplied by the contract price of the NGLs for the following month. If we choose not to provide Enterprise with any such working inventory, we must pay Enterprise a product holdback fee. In exchange for the NGLs we deliver, Enterprise pays us a minimum fee, less a fractionation fee and any product holdback fee. The agreement will expire April 30, 2015, unless the parties agree to amend the agreement to provide for a renewal or extension.

Given our reliance on Enterprise to provide fractionation capacity at its Mont Belvieu facility, we maintain business interruption insurance with respect to any shut-down of the facility as part of our general business interruption policy. Under such insurance, we are subject to a 30-day deductible.

Transloading Services Agreements

At the closing of this offering, we will enter into transloading services agreements with AES at our Wildcat and Big Horn facilities. Under these agreements, AES will pay us a fixed fee per barrel for transloading services, subject to a minimum volume commitment of 7,600 Bbls/d at each facility with respect to our skid transloaders and 1,260 Bbls/d with respect to each of our ladder transloaders. To the extent that AES does not satisfy the minimum volume commitment on a monthly basis with respect to either our skid or ladder transloaders, AES is required to pay us a fixed fee per barrel for any shortfall. With respect to any shortfall payments made by AES to us, AES is entitled to a credit that may be applied during the same calendar quarter against any volumes delivered to us in excess of its minimum volume commitment during any month during such calendar quarter. Unless AES is entitled to the credit referenced in the preceding sentence, AES will be required to pay us a fixed fee per barrel for any volumes that it delivers to us in excess of its minimum volume commitment. For the twelve months ending June 30, 2014, we estimate that our crude oil logistics revenues under these agreements will be $13.9 million. The primary term of the agreements will expire three years from the effective date, following which the agreements will renew automatically on a year-to year basis unless either party provides the other party with 180 days written notice of its intent to terminate the agreement at the end of the primary term or any applicable renewal term.

Growth Opportunities

We continually seek new sources of raw natural gas supply to increase the throughput volume on our gathering systems and through our processing plants. In addition, we continually seek new, underserved areas in which we can provide crude oil logistics services. We seek to identify and evaluate economically attractive asset acquisition and organic expansion opportunities directly and through our relationship with NuDevco that leverage our existing asset footprint and strategic relationships with our customers. To a lesser extent, we also plan to opportunistically pursue strategic and accretive acquisitions within the midstream energy industry that are complementary to our existing assets or that provide attractive potential returns in new operating regions or business lines. In addition to the projects that we expect to undertake in our forecast period, we are evaluating the following potential growth opportunities:

•	the purchase and construction of crude oil storage tanks at or near our Wildcat and Big Horn facilities;

•

the acquisition and deployment of skid transloaders, ladder transloaders and crude oil storage tanks in Oklahoma as well as other underserved areas located in New Mexico, West Texas, California and the Canadian oil sands;

•	the acquisition and operation of crude oil railcars or tanker trucks for use as part of our crude oil logistics business;

•	the construction of additional gathering pipelines and treating and compression facilities in or around our Oak Hill Lateral and our Lake Murvaul gathering system;

•	the construction of additional tie-ins with third-party gathering systems to bring additional gas supplies to our Panola County facilities for processing;

•

the blending of residue gas with untreated or unprocessed gas at our Panola County facilities in order to condition between approximately 150 to 200 MMcf/d of natural gas to generate incremental revenues;

•	the construction of a tie-in with a third-party gathering system to bring additional supplies of gas to our Tyler County facility for processing; and

•	the construction of an additional gas processing plant at our Panola County processing facilities on lands that we currently own.

Currently, we have not budgeted any expansion capital expenditures associated with these potential opportunities, and they are subject to various approvals and contingencies, including the negotiation of commercial agreements with AES or third parties. To the extent we choose to pursue any of these opportunities, we expect to fund them primarily from external sources, including borrowings under our new revolving credit facility and future issuances of equity and debt securities.

Customers

The primary suppliers of natural gas to us are a broad cross-section of the natural gas producing community. These suppliers include small and large exploration and production companies, large pipeline companies and natural gas marketers. Among those customers currently supplying natural gas to us for treating and processing are Anadarko, Kinder Morgan, Energy Transfer and AES. We actively seek new natural gas producing customers for all of our facilities to increase throughput volume and to offset natural declines in the production from connected wells. We obtain new natural gas supplies in our operating areas by contracting for production from new wells, by connecting new wells drilled on dedicated acreage and by obtaining natural gas that has been directly received or released from other gathering systems.

For the year ended December 31, 2012 and the three months ended March 31, 2013, Anadarko and Enterprise each accounted for more than 10% of our revenues. Although we have gathering, processing or transportation agreements with these customers, these agreements have remaining terms ranging from two to six years. As these agreements expire, we will have to renegotiate extensions or renewals with these customers or replace the existing contracts with new arrangements with other customers. If either of these customers were to default on its contracts or if we were unable to renew our contracts with them on favorable terms, we may not be able to replace such customers in a timely manner, on favorable terms or at all. In any of these situations, our revenues and cash flows and our ability to make cash distributions to our unitholders would be materially and adversely affected.

In addition, AES is our sole customer with respect to our crude oil logistics business, and we expect to continue to derive the substantial majority of our transloading revenues from AES. At the closing of this offering, AES will contract for 100% of the capacity at our Wildcat and Big Horn facilities. Such concentration subjects us to increased risk in the case of nonpayment, nonperformance or nonrenewal by AES under the transloading services agreements that we will enter into with AES at the closing of this offering. Any adverse developments concerning AES could materially and adversely affect our crude oil logistics business.

Competition

The natural gas gathering, transmission, treating and processing businesses are highly competitive, and we face strong competition in acquiring new natural gas supplies. Our competition in obtaining additional natural gas supplies include interstate and intrastate pipelines and other midstream companies that gather, treat, process and market natural gas in the vicinity of our facilities. The ability to secure the dedication of natural gas supplies is primarily based on the reputation, efficiency, flexibility and reliability of the processor and the pricing of services. When commodity prices are high, producers generally desire to retain the full benefits of such increased commodity prices. Accordingly, in a high NGL pricing environment, fee-based arrangements are preferred by most producers. Our ability to tailor processing agreements to meet the specific needs of our customers, our ability to offer lower-priced services due to our relatively lower capital investments as compared to the rest of the industry and higher recovery efficiencies and lower fuel consumption at our facilities factor positively in our ability to compete in the markets we serve. The primary competitors of our Panola facilities are DCP Midstream and Markwest. The primary competitors of our Tyler County processing facility are Eagle Rock Energy Partners, L.P. and Enterprise.

The crude oil logistics business, including the crude oil transloading business, is highly competitive. Our competition in obtaining new customers for our transloading services include Crosstex Energy, L.P., Rose Rock Midstream, LP and private logistics companies transloading crude oil in the areas in which we operate. The ability to secure additional agreements for transloading services is primarily based on the reputation, efficiency, flexibility, location and reliability of the service provided and the pricing of services. Since we generally target niche areas that are in need of crude oil logistics services, competition is less than if we were to try to compete in more active crude oil plays such as the Bakken, Utica and Marcellus shale plays. Our only current customer for our crude oil transloading services is AES.

Safety and Maintenance

Our natural gas and NGL transportation pipelines are subject to regulation by the DOT under the Natural Gas Pipeline Safety Act of 1968, as amended (“NGPSA”), with respect to natural gas and the Hazardous Liquids Pipeline Safety Act of 1979, as amended (“HLPSA”), with respect to NGLs and condensates. The NGPSA and HLPSA govern the design, installation, testing, construction, operation, replacement and management of natural gas and NGL pipeline facilities. Pursuant to these acts, the DOT has promulgated regulations governing pipeline wall thickness, design pressures, maximum operating pressures, pipeline patrols and leak surveys, minimum depth requirements, and emergency procedures, as well as other matters intended to ensure adequate protection for the public and to prevent accidents and failures. Where applicable, the NGPSA and HLPSA require any entity that owns or operates pipeline facilities to comply with the regulations under these acts, to permit access to and allow copying of records and to make certain reports and provide information as required by the Secretary of Transportation. We believe that our pipeline operations are in substantial compliance with applicable NGPSA and HLPSA requirements; however, due to the possibility of new or amended laws and regulations or reinterpretation of existing laws and regulations, future compliance with the NGPSA and HLPSA could result in increased costs.

Our pipelines are also subject to regulation by the DOT under the Pipeline Safety Improvement Act of 2002, as amended by the Pipeline Inspection, Protection, Enforcement, and Safety Act of 2006 (“PIPES Act”), the Accountable Pipeline Safety and Partnership Act of 1996 (“APSA”) and the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011 (the “2011 Pipeline Safety Act”). The DOT, through PHMSA has established a series of rules, which require pipeline operators to develop and implement integrity management programs for gas transmission pipelines that, in the event of a failure, could affect “high consequence areas.” “High consequence areas” are currently defined as areas with specified population densities, buildings containing populations of limited mobility and areas where people gather that are located along the route of a pipeline. Similar rules are also in place for operators of hazardous liquid pipelines including lines transporting NGLs and condensates.

The 2011 Pipeline Safety Act, among other things, increases the maximum civil penalty for pipeline safety violations and directs the Secretary of Transportation to promulgate rules or standards relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation and testing to confirm the material strength of pipe operating above 30% of specified minimum yield strength in high consequence areas. On August 13, 2012, PHMSA published a proposed rulemaking consistent with the 2011 Pipeline Safety Act that, if finalized, will increase the maximum administrative civil penalties for violation of the pipeline safety laws and regulations after January 3, 2012 to $200,000 per violation per day, with a maximum of $2,000,000 for a related series of violations. PHMSA has also published advanced notices of proposed rulemaking to solicit comments on the need for changes to its safety regulations, including whether to extend the integrity management requirements to additional types of facilities, such as gathering pipelines and related facilities. In March 2012, PHMSA issued an Advisory Bulletin stating that records used to establish maximum allowable pipeline operating pressures must be traceable, verifiable and complete. Locating our records and, in the absence of any records, verifying maximum pressures through physical testing, could increase our costs or result in reductions of allowable operating pressures.

The adoption of these and other laws, regulations, and policies that apply more comprehensive or stringent safety standards to gathering lines could require us to install new or modified safety controls, pursue added capital projects, or conduct maintenance programs on an accelerated basis, all of which could require us to incur increased operational costs and compliance expenditures that could be significant and have a material adverse effect on our financial position or results of operations and ability to make distributions to our unitholders. Legislative and regulatory changes may also result in higher penalties for the violation of Federal pipeline safety regulations.

In addition, states have adopted regulations, similar to existing DOT regulations, for intrastate gathering and transmission lines. Texas has developed regulatory programs that parallel the federal regulatory scheme and are applicable to intrastate pipelines transporting natural gas and NGLs. We currently estimate an annual average cost of $0.1 million for years 2013 through 2015 to perform necessary integrity management program testing on our pipelines required by existing DOT and state regulations. This estimate does not include the costs, if any, of any repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which costs could be substantial. However, we do not expect that any such costs would be material to our financial condition or results of operations. Our gathering operations also may be or become subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered and adopted from time to time. We cannot predict what effect, if any, such changes might have on our operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

We and the entities in which we own an interest are also subject to:

•

EPA Chemical Accident Prevention Provisions, also known as the Risk Management Plan requirements, which are designed to prevent the accidental release of toxic, reactive, flammable or explosive materials;

•	OSHA Process Safety Management Regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive materials; and

•	Department of Homeland Security Chemical Facility Anti-Terrorism Standards, which are designed to regulate the security of high-risk chemical facilities.

We believe that all of our facilities have been constructed and are operated and maintained in material compliance with applicable federal, state, and local laws and regulations. We expect any legislative or regulatory changes to allow us time to become compliant with new requirements, however, costs associated with compliance may have a material effect on our operations. We cannot predict with any certainty at this time the terms of new laws or rules or the costs of compliance associated with such requirements.

Regulation of Operations

Regulation of natural gas gathering and sales and transportation of NGLs may affect certain aspects of our business and the market for our products and services.

Regulation of Natural Gas Gathering

Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of FERC. We believe that our natural gas pipelines meet the traditional tests that FERC has used to determine that a pipeline is a gathering pipeline and is, therefore, not subject to FERC jurisdiction. The distinction between FERC-regulated transmission services and federally unregulated gathering services, however, has been the subject of substantial litigation, and the classification and regulation of our gathering facilities may be subject to change based on future determinations by FERC, the courts or Congress.

State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, complaint-based rate regulation and, nondiscriminatory take requirements. In recent years, FERC has taken a more light-handed approach to regulation of the gathering activities of interstate pipeline transmission companies, which has resulted in a number of such companies transferring gathering facilities to unregulated affiliates. As a result of these activities, natural gas gathering may begin to receive greater regulatory scrutiny at both the state and federal levels.

Our gathering and processing operations are subject to ratable take and common purchaser statutes in Texas. The Texas ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, Texas common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. These statutes have the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to process or gather natural gas. Texas has adopted a complaint-based regulation of natural gas gathering activities, which allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. We cannot predict whether such a complaint will be filed against us in the future.

NGL Pipeline Regulation

Our NGL pipelines are regulated as a utility by the TRRC. The TRRC’s jurisdiction extends to both rates and pipeline safety. The rates we charge for NGL transportation services are deemed just and reasonable under Texas law unless challenged in a complaint. Should a complaint be filed or should regulation become more active, our business may be adversely affected. The TRRC requires that intrastate NGL pipelines file tariff publications that contain all the rules and regulations governing the rates and charges for service performed. The applicable Texas statutes require that NGL pipeline rates provide no more than a fair return on the aggregate value of the pipeline property used to render services. State commissions have generally not been aggressive in regulating common carrier pipelines and have generally not investigated the rates or practices of NGL pipelines in the absence of shipper complaints. Complaints to state agencies have been infrequent and are usually resolved informally. Although we cannot assure you that our intrastate rates would ultimately be upheld if challenged, we believe that, given this history, the tariffs now in effect are not likely to be challenged or, if challenged, are not likely to be ordered to be reduced.

Natural Gas Processing

Our natural gas processing operations are not presently subject to FERC regulation. However, starting in May 2009 we were required to report to FERC information regarding natural gas sale and purchase transactions for some of our operations depending on the volume of natural gas transacted during the prior calendar year. Please read “—Anti-Market Manipulation and Market Transparency Rules.”

Availability, Terms and Cost of Pipeline Transportation

Our processing facilities and NGL transportation services are affected by the availability, terms and cost of pipeline transportation. The price and terms of access to pipeline transportation can be subject to extensive federal and, if a complaint is filed, state regulation. FERC is continually proposing and implementing new rules and regulations affecting the interstate transportation of natural gas, and to a lesser extent, the interstate transportation of NGLs. These initiatives also may indirectly affect the intrastate transportation of natural gas and NGLs under certain circumstances. We cannot predict the ultimate impact of these regulatory changes to our processing operations and our natural gas and NGL transportation services. We do not believe that we would be affected by any such FERC action materially differently than other natural gas processors and natural gas and NGL marketers with whom we compete.

Sales of NGLs

The price at which we buy and sell NGLs is not currently subject to federal rate regulation and, for the most part, is not subject to state regulation. Historically, the transportation and sale for resale of natural gas in interstate commerce has been regulated by the FERC under the NGA, the NGPA, and regulations issued under those statutes. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the NGPA and culminated in adoption of the Natural Gas Wellhead Decontrol Act which removed all price controls affecting wellhead sales of natural gas effective January 1, 1993.

Anti-Market Manipulation and Market Transparency Rules

We are subject to the anti-market manipulation provision in the NGA, as amended by the Energy Policy Act of 2005, or EP Act 2005, which makes it unlawful for any entity to engage in prohibited behavior in contravention of FERC rules and regulations. EP Act 2005 authorizes FERC to impose fines of up to one million dollars ($1,000,000) per day per violation of the NGA, the NGPA or their implementing regulations. In addition, the CFTC is directed under the Commodities Exchange Act, or CEA to prevent price manipulations for the commodity and futures markets, including the energy futures markets. Pursuant to the Dodd-Frank Act and other authority, CFTC has adopted anti-market manipulation regulations that prohibit fraud and price manipulation in the commodity and futures markets. CFTC also has statutory authority to seek civil penalties of up to the greater of one million dollars ($1,000,000) or triple the monetary gain to the violator for violations of the anti-market manipulation sections of CEA.

We are also subject to various reporting requirements that are designed to facilitate transparency and prevent market manipulation, including a requirement that wholesale buyers and sellers of annual quantities of 2.2 million MMBtu or more of natural gas in a calendar year report aggregate volumes of natural gas purchased or sold at wholesale to the extent such transactions utilize, contribute to, or may contribute to, the formation of price indices. Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, FERC and the courts. We cannot predict the ultimate impact of these or the above regulatory changes to our natural gas operations. We do not believe that we would be affected by any such FERC action materially differently than other similarly situated midstream companies with whom we compete.

Other State and Local Regulation of Operations

Our business activities are subject to various state and local laws and regulations, as well as orders of regulatory bodies pursuant thereto, governing a wide variety of matters, including marketing, production, pricing, community right-to-know, protection of the environment, safety and other matters. For additional information regarding the potential impact of federal, state or local regulatory measures on our, please read “Risk Factors—Risks Related to Our Business.”

Environmental Matters

General

Our operation of pipelines, plants and other facilities for the gathering, compressing, treating and transporting of natural gas and other products, and the operation of our transloading facilities, is subject to stringent and complex federal, state and local laws and regulations relating to the protection of the environment. As an owner or operator of these facilities, we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

•	requiring the installation of pollution-control equipment or otherwise restricting the way we operate;

•	limiting or prohibiting construction activities in sensitive areas, such as wetlands, coastal regions or areas inhabited by endangered or threatened species;

•	delaying system modification or upgrades during permit reviews;

•	requiring investigatory and remedial actions to mitigate pollution conditions caused by our operations or attributable to former operations; and

•	enjoining the operations of facilities deemed to be in non-compliance with permits issued pursuant to such environmental laws and regulations.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas. Certain environmental statutes impose strict joint and several liability for costs required to clean up and restore sites where substances, hydrocarbons or wastes have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment.

Congress and the federal and state agencies frequently revise environmental, health and safety laws and regulations, and any changes that result in more stringent and costly waste handling, disposal, cleanup and remediation requirements for the oil and gas industry could have a significant impact on our operating costs. The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation and actual future expenditures may be different from the amounts we currently anticipate. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third party claims for damage to property, natural resources or persons. We may not be able to recover all or any of these costs from insurance.

We do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations or cash flows. In addition, we believe that the various environmental activities in which we are presently engaged are not expected to materially interrupt or diminish our operational ability to gather, compress, treat and transport natural gas. We cannot assure you, however, that future events, such as changes in existing laws or enforcement policies, the promulgation of new laws or regulations or the development or discovery of new facts or conditions will not cause us to incur significant costs. Below is a discussion of the material environmental laws and regulations that relate to our business. We believe that we are in substantial compliance with all of these environmental laws and regulations.

Hazardous Substances and Waste

Our operations are subject to environmental laws and regulations relating to the management and release of hazardous substances, solid and hazardous wastes and petroleum hydrocarbons. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste and may impose strict joint and several liability for the investigation and remediation of affected areas where hazardous substances may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act, referred to as CERCLA or the Superfund law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. We may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of our ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

We also generate industrial wastes that are subject to the requirements of the Resource Conservation and Recovery Act, referred to as RCRA, and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. We generate little hazardous waste; however, it is possible that these wastes, which could include wastes currently generated during our operations, will in the future be designated as “hazardous wastes” and, therefore, be subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations could have a material adverse effect on our maintenance capital expenditures and operating expenses.

We currently own or lease properties where hydrocarbons are being or have been handled for many years. Although previous operators have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under the other locations where these hydrocarbons and wastes have been transported for treatment or disposal. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination. We are not currently aware of any facts, events or conditions relating to such requirements that could materially impact our operations or financial condition.

Oil Pollution Act

In 1991, the EPA adopted regulations under the Oil Pollution Act, or OPA. These oil pollution prevention regulations, as amended several times since their original adoption, require the preparation of a Spill Prevention Control and Countermeasure Plan or SPCC for facilities engaged in drilling, producing, gathering, storing, processing, refining, transferring, distributing, using, or consuming oil and oil products, and which due to their location, could reasonably be expected to discharge oil in harmful quantities into or upon the navigable waters of the United States. The owner or operator of an SPCC-regulated facility is required to prepare a written, site-

specific spill prevention plan, which details how a facility’s operations comply with the requirements. To be in compliance, the facility’s SPCC plan must satisfy all of the applicable requirements for drainage, bulk storage tanks, tank car and truck loading and unloading, transfer operations (intrafacility piping), inspections and records, security, and training. Most importantly, the facility must fully implement the SPCC plan and train personnel in its execution. We believe that our facilities will not be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

Air Emissions

Our operations are subject to the federal Clean Air Act and comparable state and local laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources, including our compressor stations, processing plants and transloading and storage facilities, and also impose various monitoring and reporting requirements. Such laws and regulations may require that we obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with air permits containing various emissions and operational limitations and utilize specific emission control technologies to limit emissions. Our failure to comply with these requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations and, potentially, criminal enforcement actions. We believe that we are in substantial compliance with these requirements. We may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions under either or both federal or state law. We believe, however, that our operations will not be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

On April 17, 2012, the EPA approved final rules that establish new air emission controls for oil and natural gas production and natural gas processing operations. This new rule addresses emissions of various pollutants frequently associated with oil and natural gas production and processing activities. For new or reworked hydraulically-fractured wells, the final rule requires controlling emissions through flaring until 2015, when the rule requires the use of reduced emission, or “green,” completions. The rule also establishes specific new requirements, effective in 2012, for emissions from compressors, controllers, dehydrators, storage tanks, gas processing plants and certain other equipment. This rule may require a number of modifications to our and our customers’ operations, including the installation of new equipment to control emissions. Compliance with such rules could result in additional costs, including increased capital expenditures and operating costs, for us and our customers which may adversely impact our business.

On August 20, 2010, the EPA published new regulations under the CAA to control emissions of hazardous air pollutants from existing stationary reciprocating internal combustion engines. On May 22, 2012, the EPA proposed amendments to the final rule in response to several petitions for reconsideration. EPA proposed a final rule on June 7, 2012. EPA finalized the proposed amendments on January 14, 2013 that were published in the Federal Register on January 30, 2013, and become effective on April 1, 2013. The rule will require us to undertake certain expenditures and activities, likely including purchasing and installing emissions control equipment, such as oxidation catalysts or non-selective catalytic reduction equipment, on all our engines following prescribed maintenance practices for engines (which are consistent with our existing practices), and implementing additional emissions testing and monitoring. Compliance with the final rule currently is required by October 2013. We are continuing our evaluation of the cost impacts of the final rule and amendments.

On June 28, 2011, the EPA issued a final rule, effective August 29, 2011 modifying existing regulations under the CAA that established new source performance standards for manufacturers, owners and operators of new, modified and reconstructed stationary internal combustion engines. The final rule may require us to undertake significant expenditures, including expenditures for purchasing, installing, monitoring and maintaining emissions control equipment. Compliance with the final rule is not required until at least 2013. EPA issued minor amendments to the rule on January 14, 2013. We are currently evaluating the impact that this final rule and amendments will have on our operations.

While we may be required to incur certain capital expenditures in the next few years for air pollution control equipment or other air emissions-related issues, we do not believe that such requirements will have a material adverse effect on our operations.

Water Discharges

The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into state waters as well as waters of the United States and to conduct construction activities in waters and wetlands. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of pollutants and chemicals. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of regulated waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. These permits may require us to monitor and sample the storm water runoff from certain of our facilities. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition, results of operations or cash flows.

Hydraulic Fracturing

A portion of our customers’ oil and gas production is developed from unconventional sources that require hydraulic fracturing as part of the completion process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate gas production. The United States Congress has in the past introduced, and may introduce again in the future, legislation to repeal the exemption for hydraulic fracturing from definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process. If adopted this legislation could establish an additional level of regulation and permitting at the federal level.

Scrutiny of hydraulic fracturing activities continues in other ways, with the EPA having commenced a multi-year study of the potential environmental impacts of hydraulic fracturing. EPA released a progress report on its study on December 21, 2012, and stated that a draft report of the findings of the study is expected in late 2014. In addition, on October 20, 2011, the EPA announced its intention to propose regulations by 2014 under the federal Clean Water Act to develop standards for wastewater discharges from hydraulic fracturing and other natural gas production activities. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices, and a committee of the United States House of Representatives has conducted an investigation of hydraulic fracturing practices. In addition, the U.S. Department of Energy is conducting an investigation into practices the agency could recommend to better protect the environment from drilling using hydraulic fracturing completion methods. Also, the U.S. Department of the Interior is considering disclosure requirements or other mandates for hydraulic fracturing on federal lands. The Department of the Interior announced on January 18, 2013 that the Bureau of Land Management will issue a revised draft rule by March 31, 2013. Certain members of Congress have called upon the U.S. Government Accountability Office to investigate how hydraulic fracturing might adversely affect water resources, the SEC to investigate the natural-gas industry and any possible misleading of investors or the public regarding the economic feasibility of pursuing natural-gas deposits in shales by means of hydraulic fracturing, and the U.S. Energy Information Administration to provide a better understanding of that agency’s estimates regarding natural-gas reserves, including reserves from shale formations, as well as uncertainties associated with those estimates. Depending on the outcome of these studies, federal and state legislatures and agencies may seek to further regulate hydraulic fracturing activities.

Several states have also proposed or adopted legislative or regulatory restrictions on hydraulic fracturing, including Texas and Wyoming. We cannot predict whether any such legislation will ever be enacted and if so, what its provisions would be. If additional levels of regulation and permits were required through the adoption of new laws and regulations at the federal or state level, that could adversely affect our customers and reduce the volumes of natural gas that move through our gathering systems, which could in turn adversely affect our revenues and results of operations.

Endangered Species

The Endangered Species Act, or ESA, restricts activities that may affect endangered or threatened species or their habitats. While some of our pipelines may be located in areas that are designated as habitats for endangered or threatened species, we believe that we are in substantial compliance with the ESA. However, the designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected states.

Climate Change

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” and including CO2 and methane, may be contributing to warming of the Earth’s atmosphere. In response to the scientific studies, international negotiations to address climate change have occurred. The United States is a party to the United Nations Framework Convention on Climate Change, an international treaty focused on stabilizing greenhouse gas concentrations in the atmosphere at a level that would prevent serious damage to the climate system. While neither the treaty itself, nor subsequent related conferences, have established an obligation for the United States to reduce its greenhouse gas emission by a set amount, it has put significant political pressure on the United States to take responsive action. We continue to monitor the international efforts to address climate change. Their effect on our operations cannot be determined with any certainty at this time.

In the United States, legislative and regulatory initiatives are underway to limit GHG emissions. The U.S. Congress has previously considered legislation that would control GHG emissions through a “cap and trade” program and several states have already implemented programs to reduce GHG emissions. The U.S. Supreme Court determined that GHG emissions fall within the federal Clean Air Act, or the CAA, definition of an “air pollutant,” and in response the EPA promulgated an endangerment finding paving the way for regulation of GHG emissions under the CAA. In 2010, the EPA issued a final rule, known as the “Tailoring Rule,” that makes certain large stationary sources and modification projects subject to permitting requirements for greenhouse gas emissions under the Clean Air Act.

In addition, in September 2009, the EPA issued a final rule requiring the reporting of GHGs from specified large GHG emission sources in the United States beginning in 2011 for emissions in 2010. On November 30, 2010, the EPA published a final rule expanding its existing GHG emissions reporting to include onshore and offshore oil and natural gas systems beginning in 2012. Our processing facilities are required to report under this rule, with the first report due to the EPA in September, 2012.

Because regulation of GHG emissions is relatively new, further regulatory, legislative and judicial developments are likely to occur. Such developments may affect how these GHG initiatives will impact us. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions from greenhouse gases from, our operations could require us to incur costs to reduce emissions of greenhouse gases associated with our operations.

Legislation or regulations that may be adopted to address climate change could also affect the markets for the products resulting from our operations by making such products more or less desirable than competing sources of energy. To the extent that the products resulting from our operations are competing with higher greenhouse gas emitting energy sources such as coal, such products would become more desirable in the market with more stringent limitations on greenhouse gas emissions. To the extent that these products are competing with lower greenhouse gas emitting energy sources such as solar and wind, such products would become less desirable in the market with more stringent limitations on greenhouse gas emissions. We cannot predict with any certainty at this time how these possibilities may affect our operations.

Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as stronger storms in the areas where we operate, although the scientific studies are not unanimous. Due to their location, our operations along the Gulf Coast are vulnerable to operational and structural damages resulting from hurricanes and other severe weather systems and our insurance may not cover all associated losses. We are taking steps to mitigate physical risks from storms, but no assurance can be given that future storms will not have a material adverse effect on our business.

Anti-terrorism Measures

The Department of Homeland Security Appropriation Act of 2007 requires the Department of Homeland Security, or DHS, to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and gas facilities that are deemed to present “high levels of security risk.” DHS issued an interim final rule in April 2007 regarding risk-based performance standards to be attained pursuant to this act and, on November 20, 2007, further issued an Appendix A to the interim rules that establishes chemicals of interest and their respective threshold quantities that will trigger compliance with these interim rules. Covered facilities that are determined by DHS to pose a high level of security risk will be required to prepare and submit Security Vulnerability Assessments and Site Security Plans as well as comply with other regulatory requirements, including those regarding inspections, audits, recordkeeping, and protection of chemical-terrorism vulnerability information.

We may also be subject to future anti-terrorism and/or cyber-security requirements of DHS or other governmental agencies. DHS has issued its National Infrastructure Protection Plan calling for broadened efforts to “reduce vulnerability, deter threats, and minimize the consequences of attacks and other incidents” as they relate to pipelines, processing facilities and other infrastructure. The precise parameters of future regulations and any related sector-specific requirements are not currently known, and there can be no guarantee that any final rules that might be applicable to our facilities will not impose costs and administrative burdens on our operations.

Title to Properties and Rights-of-Way

Our real property falls into two categories: (1) parcels that we own in fee and (2) parcels in which our interest derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities, permitting the use of such land for our operations. Portions of the land on which our plants and other major facilities are located are owned by us in fee title, and we believe that we have satisfactory title to these lands. The remainder of the land on which our plant sites and major facilities are located are held by us pursuant to surface leases between us, as lessee, and the fee owner of the lands, as lessors. With respect to properties leased in our midstream natural gas business, we have leased or owned these lands for many years without any material challenge known to us relating to the title to the land upon which the assets are located, and we believe that we have satisfactory leasehold estates or fee ownership in such lands. With respect to leased properties in our crude oil logistics business, we have a site access agreement and a rail siding lease at our Wildcat facility with initial terms that expire September 5, 2013 and August 20, 2013, respectively, and a rail siding lease and service agreement at our Big Horn facility with an initial term that expires April 1, 2014. We have no knowledge of any challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by us or to our title to any material lease, easement, right-of-way, permit or lease, and we believe that we have satisfactory title to all of our material leases, easements, rights-of-way, permits and licenses.

Employees

We are managed and operated by the board of directors and executive officers of our general partner. At the closing of this offering, neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business will be employed by affiliates of our general partner. Immediately after the closing of this offering, we expect that our general partner and its affiliates will have approximately 50 employees performing services for our operations. None of these employees are covered by collective bargaining agreements, and we believe that our general partner and its affiliates have a satisfactory relationship with those employees. In connection with this offering, employees of Marlin Midstream will be transferred to NuDevco Midstream Development, a wholly owned subsidiary of our sponsor. Under our omnibus agreement, NuDevco will indemnify us for any liabilities incurred by us in connection with the transfer of such employees.

Legal Proceedings

We do not believe that we are a party to any litigation that will have a material impact on our financial condition or results of operations. We are a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business, but do not believe any of these administrative or regulatory proceedings will have a material impact on our financial condition or results of operations.

MANAGEMENT

We are managed and operated by the board of directors and executive officers of our general partner, Marlin Midstream GP, LLC. Upon the closing of this offering, NuDevco will indirectly own all of the ownership interests in our general partner. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. W. Keith Maxwell III and Terry D. Jones serve on the board of directors of our general partner and are also executive officers of NuDevco and/or one or more of its affiliates. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

Our partnership agreement provides for the conflicts committee of the board of directors of our general partner, or the Conflicts Committee, as delegated by the board of directors of our general partner as circumstances warrant, to review conflicts of interest between us and our general partner or between us and affiliates of our general partner. If a matter is submitted to the Conflicts Committee, which will consist solely of independent directors, for their review and approval, the Conflicts Committee will determine if the resolution of a conflict of interest that has been presented to it by the board of directors of our general partner is fair and reasonable to us. The members of the Conflicts Committee may not be executive officers or employees of our general partner or directors, executive officers or employees of its affiliates. In addition, the members of the Conflicts Committee must meet the independence and experience standards established by NASDAQ and the Exchange Act for service on an audit committee of a board of directors. If our general partner seeks approval from the Conflicts Committee, then it will be presumed that, in making its decision, the Conflicts Committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.” In addition, the board of directors of our general partner will have an audit committee, or the Audit Committee, that complies with NASDAQ requirements.

Although NASDAQ does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of its general partner, the board of directors of our general partner will have a majority of independent directors as of the closing of this offering.

            ,             and             will serve as the initial members of the Audit Committee.              will serve as the initial chair of our Audit Committee and satisfies the SEC and NASDAQ rules regarding independence and as the audit committee financial expert. The Audit Committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The Audit Committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The Audit Committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the Audit Committee.

Directors are appointed for a term of one year and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Officers serve at the discretion of the board. The following table shows information for the directors and executive officers of our general partner and other members of our senior management.

Name	Age	Position
W. Keith Maxwell III	48	Chairman of the Board of Directors and Chief Executive Officer
Terry D. Jones	55	Director, Executive Vice President and General Counsel
Amanda Bush	32	Chief Financial Officer
Tom Linton	65	Vice President—Operations

Management Biographies

W. Keith Maxwell III. Mr. Maxwell serves as the Chairman of the board of directors and Chief Executive Officer of our general partner. Mr. Maxwell also serves as Chief Executive Officer of Spark Energy, one of our affiliates, which Mr. Maxwell grew into a large, nationally recognized electricity and gas retail operation. Prior to founding the predecessor of Spark Energy in 1999, Mr. Maxwell was a founding partner in Wickford Energy, an oil and gas producer services company, in 1994. Wickford was sold to Black Hills Utilities in 1997. Prior to Wickford Energy, Mr. Maxwell was a partner in Polaris Pipeline, a natural gas producer services and midstream company sold to TECO Pipeline in 1994. In 2010, Mr. Maxwell was named Ernst & Young Entrepreneur of the Year in the Energy, Chemicals and Mining category. A native of Houston, Texas, Mr. Maxwell earned a Bachelor’s Degree in Economics from the University of Texas at Austin in 1987. Mr. Maxwell has several philanthropic interests, including the Special Olympics, Child Advocates, Salvation Army, Star of Hope and Helping a Hero. We believe that Mr. Maxwell’s extensive energy industry background, leadership experience developed while serving in several executive positions and strategic planning and oversight brings important experience and skill to the board of directors of our general partner.

Terry D. Jones. Mr. Jones serves as the Executive Vice President and General Counsel and a Director of our general partner. Mr. Jones also serves as Executive Vice President of Spark Energy, one of our affiliates. Mr. Jones has been in the energy business during his entire legal career. He was a partner with the law firm of Simon, Peragine, Smith and Redfearn in New Orleans, Louisiana until March 1994 after joining the firm as an associate in 1983. Mr. Jones joined Natural Gas Clearinghouse, the predecessor to Dynegy, Inc., as a Vice President in 1994. He remained with Natural Gas Clearinghouse, which subsequently became known as NGC Corporation, Inc. and then Dynegy, Inc., through January 2005, working his way from Vice President to Senior Vice President and General Counsel of all of Dynegy, Inc.’s operating divisions. Mr. Jones held the position of Division General Counsel of Dynegy, Inc. and its predecessor company from 1994-2005. Mr. Jones has been with Spark Energy and its affiliates since March 2005. He graduated with a Management and Administration degree in 1979 from Louisiana State University and a Juris Doctorate Degree from the Paul M. Hebert Law School (LSU) in 1983. We believe that Mr. Jones’s extensive energy background and expertise in corporate governance matters brings important experience and skill to the board of directors of our general partner.

Amanda Bush. Amanda (“Mandy”) Bush serves as the Chief Financial Officer of our general partner and has been in finance and accounting roles related to the energy sector for her entire career. Prior to joining our general partner in April 2013, she served as Chief Financial Officer of Spark Energy, one of our affiliates, where she also held positions in various other finance roles within the organization, with oversight of strategic planning, risk management, treasury and accounting services. Prior to joining Spark Energy in 2007, she worked in public accounting at Pricewaterhouse Coopers LLP auditing fortune 500 companies. Ms. Bush received a master’s degree in accounting from the University of Houston—Clear Lake in 2003 and is a Texas certified public accountant.

Tom Linton. Mr. Linton serves as our Vice President—Operations. Mr. Linton has over 30 years of experience in the midstream energy industry and oversees all plant operations for Marlin Midstream, one of our operating subsidiaries. Mr. Linton worked briefly for Marlin Midstream in a consulting role prior to becoming an employee in May 2012. Prior to joining Marlin Midstream, Mr. Linton served as a principal of LWR Group Inc. from 2001 to 2012, where he had responsibility for managing the company’s investments. Prior to joining LWR Group Inc., Mr. Linton worked for Dynegy, Inc. where he was responsible for all of Dynegy, Inc.’s gathering and processing facilities in the Permian Basin, Arkansas, Louisiana and Texas, including approximately 50 gas plants and associated gathering systems, as well as overseeing nearly 1,000 employees. During his first 25 years in the midstream energy industry, he worked for Chevron in the refining, pipeline, supply and distribution and midstream business segments. Mr. Linton holds a Bachelor of Arts from DePauw University and a Bachelor of Science in Mechanical Engineering from Purdue University.

Compensation Discussion and Analysis

Executive Compensation

This executive compensation disclosure provides an overview of the 2012 executive compensation program, where applicable to us, for our named executive officers (“NEOs”) identified below. For 2012, our NEOs were:

•	W. Keith Maxwell III, our Chief Executive Officer;

•	Terry D. Jones, our Executive Vice President and General Counsel;

•	Tom Linton, our Vice President—Operations; and

•	Charles Lowrey, our former Chief Financial Officer and Senior Vice President;

Mr. Lowrey served as our Chief Financial Officer until his employment with us terminated on January 18, 2013. Mr. Lowrey was replaced as our Chief Financial Officer by Amanda Bush, who we expect will continue as our Chief Financial Officer following the consummation of this offering. Although Ms. Bush was not one of our NEOs for 2012, we expect that she will be an NEO in future years and therefore have included her in the following discussion where applicable.

Neither we nor our general partner employ any of the individuals who serve as executive officers of our general partner and are responsible for managing our business. In addition, Messrs. Maxwell and Jones devote only a portion of their working time to our business and are employed by NuDevco. Messrs. Maxwell and Jones also act as executive officers of NuDevco and Spark Energy and, upon the consummation of this offering, we initially expect that Mr. Maxwell will devote approximately 60% of his working time to us and Mr. Jones will devote approximately 65% of his working time to our business, though these percentages may change from time to time as our business grows or evolves in relation to the businesses of NuDevco and its affiliates. We will pay an executive management fee to NuDevco, which covers the services provided to us by Messrs. Maxwell and Jones, in addition to the services of certain other NuDevco employees, and have not otherwise paid or reimbursed any compensation amounts to or for Messrs. Maxwell and Jones. Following the consummation of this offering, we expect that Messrs. Maxwell and Jones will remain employed with NuDevco, and, except with respect to awards granted under our long-term incentive plan, which is described in more detail below under the heading “—2013 Long-Term Incentive Plan,” they will not receive any separate amounts of compensation for their services to our business or as executive officers of our general partner.

Upon the consummation of this offering, Ms. Bush will be employed by NuDevco Midstream Development and we expect that she will devote substantially all of her working time to our business, as did Mr. Lowrey for 2012. We will reimburse NuDevco Midstream Development for all compensation and benefits paid to her with respect to time spent managing our business in accordance with the terms of the omnibus agreement, which agreement will also govern the executive management fee that we will pay to NuDevco following the consummation of this offering. For additional information, please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates—Omnibus Agreement.”

Summary Compensation Table For 2012

The following summarizes the total compensation paid to our NEOs for their services to us in 2012:

Name and Principal Position	Year	Salary	Bonus(1)	All Other Compensation(2)	Total
W. Keith Maxwell III,	2012	—	—	—	—
Chief Executive Officer

Terry D. Jones,	2012	—	—	—	—
Executive Vice President And General Counsel

Tom Linton,	2012		$200,000
Vice President—Operations

Charles Lowrey,	2012	$259,231	—	$9,617	$268,848
Former Chief Financial Officer

(1)	Mr. Lowrey resigned his employment with us effective January 18, 2013 and therefore was not eligible to receive an annual bonus for 2012. Mr. Linton’s bonus was paid in January 2013.
(2)	Represents employer contributions under our 401(k) Plan.

Narrative Disclosure to Summary Compensation Table

We did not pay or accrue any amounts of compensation for the services of Messrs. Maxwell or Jones for 2012. For Mr. Linton and Mr. Lowrey in 2012, and, going forward for Mr. Linton and Ms. Bush, the primary elements of compensation were and are expected to be base salary, discretionary cash bonuses, employer match contributions under our 401(k) defined contribution plan and, on a going-forward basis, long-term equity-based compensation awards. Employees also receive certain retirement, health and welfare benefits.

Base Salary. Base salaries are generally set at levels deemed necessary to attract and retain individuals with superior talent. The base salaries paid to Mr. Linton and Mr. Lowrey for 2012 are set forth in the Summary Compensation Table For 2012 above. Effective upon the consummation of this offering, we expect that Ms. Bush’s annual base salary will be $255,200.

Annual Cash Bonuses. Annual cash incentive awards are determined on a discretionary basis and are generally based on individual and company performance. Unless otherwise determined by us, awards have historically been subject to an individual’s continued employment with us through the date of payment of the award and as a result, Mr. Lowrey was not eligible to receive an annual cash incentive award for 2012, which would have been paid in April or May 2013. Ms. Bush’s and Mr. Linton’s annual incentive awards for 2013 are generally expected to be based on their individual and our overall financial performance for 2013 and will be determined in the sole discretion of NuDevco following the completion of the 2013 fiscal year.

Retirement, Health, Welfare and Additional Benefits. Employee benefit plans and programs are offered to our employees, subject to the terms and eligibility requirements of those plans, as in effect from time to time. The NEOs are also eligible to participate in these programs to the same extent as all employees generally. These benefits include a tax-qualified 401(k) defined contribution plan that includes a matching company contribution. We do not otherwise offer or provide any additional benefits or perquisites to our NEOs, other than an executive life insurance policy that is provided to Ms. Bush.

Outstanding Equity Awards at December 31, 2012

None of our NEOs received awards or grants of equity or equity-based compensation during 2012, nor do any of our NEOs hold any outstanding equity or equity-based awards. In connection with this offering, we are adopting a new 2013 Long-Term Incentive Plan, under which we expect to make regular periodic grants of equity and equity-based awards in us to our NEOs, including Mr. Maxwell and Mr. Jones, and other key employees. For additional information, please read “—2013 Long Term Incentive Plan.”

Employment, Severance and Change in Control Arrangements

Neither we nor our general partner have entered into any employment, severance, change in control or similar agreements with any of our NEOs, nor are we or our general partner otherwise responsible for any payment upon the termination of any of our NEOs or upon a change in control of us or our general partner or any other person. Mr. Lowrey did not receive any severance or other termination payments (other than accrued base salary and similar obligations) in connection with his termination of employment in 2013.

2013 Long-Term Incentive Plan

Our general partner intends to adopt the Marlin Midstream GP, LLC 2013 Long-Term Incentive Plan, which we refer to as our LTIP, for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us or who may have a material impact on our success. Our general partner may issue our executive officers and other service providers long-term equity based awards under the plan, which awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued employment during the vesting period, as well as align their long-term interests with those of our unitholders. We will be responsible for the cost of awards granted under our LTIP and all determinations with respect to awards to be made under our LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the board of directors or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees providing services to us or who may have a material impact on our success and to align the economic interests of such employees with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to              common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will become available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the administrator, cash equal to the fair market value of a common unit. The administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The administrator of the LTIP may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The administrator of the LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the administrator of the LTIP may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards

Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the administrator of the LTIP may establish.

Profits Interest Units

Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards

The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of other unit-based awards may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, other unit-based awards may be paid in cash and/or in units (including restricted units), or any combination thereof as the administrator of the LTIP may determine.

Source of Common Units

Common units to be delivered with respect to awards may be newly issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control

If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the administrator of the LTIP will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the administrator will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the administrator of the LTIP shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the administrator of the LTIP will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to be assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

Termination of Employment

The consequences of the termination of a grantee’s employment, membership on our general partner’s board of directors or other service arrangement will generally be determined by the board of directors of our general partner in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan

The administrator of the LTIP, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The administrator of the LTIP also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

Compensation of Our Directors

Our general partner did not have any, and paid no compensation to, members of its board of directors in 2012. Following the consummation of this offering, the officers or employees of our general partner or of NuDevco or its affiliates who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner or of NuDevco or its affiliates will receive compensation as “non-employee directors,” which is expected to have an annual value equal to $200,000 and be payable 50% in cash and 50% in the form of an equity-based award granted under our LTIP. In addition, the chair of each standing committee of our general partner’s board of directors will receive an additional annual cash retainer as follows: audit committee chair: $25,000; conflicts committee chair: $20,000; and other committee chair: $20,000. Further, each director will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Delaware law and will be reimbursed for all expenses incurred in attending to his or her duties as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of units following the closing of this offering and the related transactions by:

•	each person who is known to us to beneficially own 5% or more of such units to be outstanding;

•	our general partner;

•	each of the directors and named executive officers of our general partner; and

•	all of the directors and executive officers of our general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders as the case may be.

All of the equity interests in our general partner are indirectly owned by NuDevco. W. Keith Maxwell III owns all of the equity interests in NuDevco.

The amounts and percentage of units beneficially owned are reported on the basis of rules and regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of                     , 2013, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The percentage of units beneficially owned is based on a total of              common units and subordinated units outstanding immediately following this offering.

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned		Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned		Percentage of Total Common and Subordinated Units to be Beneficially Owned
NuDevco Partners, LLC(2)			%			%		%
W. Keith Maxwell III			%			%		%
Terry D. Jones			%			%		%
Amanda Bush			%			%		%
Tom Linton			%			%		%

All directors and executive officers as a group (consisting of 3 persons)			%			%		%

*	An asterisk indicates that the person or entity owns less than one percent.
(1)	The address for each of NuDevco Partners, LLC, W. Keith Maxwell III, Terry D. Jones, Amanda Bush and Tom Linton is 2105 CityWest Boulevard, Suite 100, Houston, Texas 77042.
(2)

NuDevco Partners, LLC, a Texas limited liability company, is the sole member of NuDevco Midstream Development and may therefore be deemed to beneficially own the              common units and              subordinated units held by NuDevco Midstream Development. W. Keith Maxwell III is the sole member of NuDevco Partners, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, NuDevco will indirectly own              common units and              subordinated units representing a     % limited partner interest in us. In addition, our general partner will own              general partner units representing a 2.0% general partner interest in us.

Distributions and Payments to our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Marlin Midstream Partners, LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Pre-IPO Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering	• common units;
• subordinated units;
• general partner units representing a 2.0% general partner interest in us;
•all of our incentive distribution rights; and
•the right to have up to common units redeemed with the proceeds of any exercise of the underwriters’ option to purchase additional common units
Post-IPO Stage
Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions of 98.0% to the unitholders pro rata, including NuDevco, as holder of an aggregate of              common units and              subordinated units, and 2.0% to our general partner, assuming it makes any capital contributions necessary to maintain its 2.0% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by NuDevco will entitle NuDevco to increasing percentages of the distributions, up to 48.0% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $         million on the 2.0% general partner interest and $         million on their common units and subordinated units.

Payments to our general partner and its affiliates

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all direct and allocable costs and expenses that they incur on our behalf for managing and controlling our business and operations. Our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. Under our omnibus agreement, we will pay NuDevco each month for the provision of certain general and administrative services by

NuDevco and its affiliates, which payment includes an annual executive management fee for the provision of certain executive management services by certain officers of our general partner to be paid in monthly installments. Other portions of this monthly payment will be based on the costs actually incurred by NuDevco and its affiliates in providing the services. The expenses of non-executive employees will be allocated to us based on the ratio of time spent by those employees on our business and operations. These reimbursable expenses also include an allocable portion of the compensation and benefits of employees and executive officers of other affiliates of our general partner who provide services to us. We will also reimburse NuDevco for any additional out-of-pocket costs and expenses incurred by NuDevco and its affiliates in providing general and administrative services to us. Please read “—Agreements with Affiliates—Omnibus Agreement” below and “Management—Compensation Discussion and Analysis—Executive Compensation.”

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Ownership Interests of Certain Executive Officers and Directors of Our General Partner and its Affiliates

Upon the closing of this offering, NuDevco will continue to indirectly own 100.0% of our general partner. W. Keith Maxwell III owns all of the equity interests in NuDevco.

In addition to the 2.0% general partner interest in us, NuDevco indirectly owns the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $         per quarter, after the closing of this offering. Upon the closing of this offering, NuDevco will indirectly own              common units and              subordinated units.

Agreements with Affiliates

We and other parties have entered into or will enter into the various agreements that will affect the transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with NuDevco will be, and specifically intend the rates to be, generally no less favorable to us than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds of this offering.

Agreements with AES

At the closing of this offering, we will enter into a three-year, fee-based gathering and processing agreement with AES at our Panola County processing facilities. We will also enter into three-year transloading services agreements with AES at our Wildcat and Big Horn facilities. For more information related to the commercial agreements that we will enter into with AES at this closing of this offering, please read “Business—Commercial Agreements.”

Omnibus Agreement

At the closing of this offering, we will enter into an omnibus agreement with NuDevco, certain of its subsidiaries and our general partner that will address the following matters:

•

our payment of an annual executive management fee initially in the amount of $0.6 million to be paid in monthly installments to NuDevco for the provision of certain executive management services by certain officers of our general partner;

•

our obligation to reimburse NuDevco each month for the provision by NuDevco of certain general and administrative services (which reimbursement is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement), as well as certain other direct or allocated costs and expenses incurred by NuDevco on our behalf;

•

an indemnity by NuDevco for certain environmental and other liabilities, and our obligation to indemnify NuDevco for events and conditions associated with the operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent NuDevco is not required to indemnify us;

•	our right of first offer on certain of NuDevco Midstream Development’s midstream energy assets; and

•

so long as NuDevco controls our general partner, the omnibus agreement will remain in full force and effect. If NuDevco ceases to control our general partner, either party may terminate the omnibus agreement, provided that the indemnification obligations will remain in full force and effect in accordance with their terms.

Payment of Executive Management Fee and Reimbursement of Expenses

We will pay an annual executive management fee, initially in the amount of $0.6 million, to be paid in monthly installments to NuDevco for the services provided to us by W. Keith Maxwell III, Terry D. Jones and certain other employees of NuDevco. Except in the case of W. Keith Maxwell III, for whom NuDevco has initially determined to charge us only $1.00 each year for services he provides to us, such executive management fee is based on the percentage of average working time devoted by Mr. Jones and certain other employees of NuDevco to our business. The amount of the executive management fee will be subject to adjustment each year based on changes in the percentage of average working time devoted to us by these individuals from year-to-year. Each month, we will reimburse NuDevco for 100% of the cost of employees of NuDevco who devote all of their working time to our business, and we will reimburse NuDevco for the cost of any employee, other than those employees who are covered by the executive management fee described above, who devote less than all of their working time to our business on an allocated basis based on the time spent by such employees working on our behalf. In addition, we will also reimburse NuDevco each month for the provision of various centralized general and administrative services to us. Subject to approval by the conflicts committee, we may reimburse, one month in advance, any bonus to be paid by NuDevco to any employee of NuDevco who provides services to us. To the extent such reimbursement exceeds the bonus actually paid to such employee, the excess amount will be applied as a credit against the general expense reimbursement to be paid to NuDevco the following month. This reimbursement will be in addition to our reimbursement of our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement.

Right of First Offer

Under our omnibus agreement, if NuDevco Midstream Development decides to sell, transfer or otherwise dispose of any of the assets listed below, NuDevco Midstream Development will provide us with the opportunity to make the first offer on them, in each case for a five-year period following the closing of this offering:

•	skid transloaders and ladder transloaders for transloading crude oil and other liquid hydrocarbons;

•	railcars for transporting crude oil and other liquid hydrocarbons;

•	storage tanks for storing crude oil and other liquid hydrocarbons that are connected to any of our transloading facilities;

•	tanker trucks for transporting crude oil and other liquid hydrocarbons;

•	gas treating facilities;

•	gas processing facilities; and

•	gas gathering facilities, to the extent that such facilities are connected to treating or processing facilities we own and operate.

If any of the assets listed in the first four bullet points above are not subject to a service agreement with AES or a third party at the time we exercise our right of first offer, NuDevco will cause AES to negotiate in good faith a service agreement with us covering such asset.

The consummation and timing of any acquisition by us of the assets covered by our right of first offer will depend upon, among other things, our ability to reach an agreement with NuDevco Midstream Development on price and other terms, our ability to reach an agreement with AES on the services to be provided by us utilizing any acquired assets, where applicable, and our ability to obtain financing on acceptable terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and NuDevco is under no obligation to accept any offer that we may choose to make or to enter into any commercial agreements with us.

Indemnification

Under the omnibus agreement, NuDevco will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the third anniversary of the closing of this offering, and will be subject to an aggregate deductible of $250,000 before we are entitled to indemnification. NuDevco’s maximum liability for this environmental indemnification obligation will not exceed $7.0 million. NuDevco will also indemnify us for certain defects in title to the assets contributed to us that exceed $25,000 individually and are identified prior to the third anniversary of the closing of this offering. In addition, NuDevco will indemnify us for any failure to obtain certain consents and permits necessary to conduct our crude oil logistics business.

NuDevco will also indemnify us for liabilities relating to:

•

the assets contributed to us, other than environmental liabilities, that arise out of the ownership or operation of the assets prior to the closing of this offering and that are asserted during the period ending on the third anniversary of the closing of this offering;

•	events and conditions associated with any assets retained by NuDevco;

•	certain legal proceedings in existence prior to the closing of this offering; and

•

all tax liabilities attributable to the assets contributed to us arising prior to the closing of this offering or otherwise related to NuDevco’s contribution of those assets to us in connection with this offering.

We have agreed to indemnify NuDevco for events and conditions associated with the operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent NuDevco is not required to indemnify us as described above.

Procedures for Review, Approval and Ratification of Related-Person Transactions

The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will periodically review all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The related party transactions policy described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy. Although the transactions described above were not reviewed under such policy and prior to the closing of this offering we have not had a formal related party transactions policy, we believe that the terms of our initial agreements with our sponsor will be generally no less favorable to us than those that could have been negotiated with unaffiliated third parties with respect to similar services. Our belief is based on a review of comparable agreements entered into by other similarly situated companies and a review of the rates and terms customarily contained in commercial agreements with respect to gathering and processing and transloading services in our areas of operation.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including NuDevco, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner in a manner that is not adverse to the best interests of its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner that is not adverse to the best interests of our partnership.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from our unitholders. There is no requirement that our general partner seek the approval of the conflicts committee or our unitholders for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict, the size and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek approval from the conflicts committee or our unitholders. Whenever the board of directors of our general partner makes a determination to refer or not to refer any potential conflict of interest to the conflicts committee for approval or to seek or not to seek unitholder approval, the general partner is acting in its individual capacity, which means that it may act free of any duty or obligation whatsoever to us or our unitholders and will not be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under applicable law, other than the implied contractual covenant of good faith and fair dealing.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, which our partnership agreement defines as “special approval”;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from the conflicts committee or our unitholders and our general partner’s board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. In this context, members of the board of directors of our general partner will be conclusively deemed to have acted in good faith if they subjectively believed that either of the standards set forth in the third or fourth bullet above was satisfied. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict.

When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in a manner that is in the best interests of the partnership or meets the specified standard, for example, a transaction on terms no less favorable to the partnership than those generally being provided to or available from unrelated third parties, or is “fair and reasonable” to us. If that person has such subjective belief, then the action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. Please read “Management” for information about the conflicts committee of our general partner’s board of directors.

It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received “special approval” under our partnership agreement, the board of directors of our general partner could still determine that the resolution of the conflict of interest satisfied another standard under our partnership agreement, for example, that the resolution was on terms no less favorable to us than those generally being provided to or available from unrelated third parties or was fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read “Management” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including NuDevco, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner of another company of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including NuDevco, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers, directors and NuDevco. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, NuDevco may compete with us for acquisition opportunities and may own an interest in entities that compete with us.

Our general partner is allowed to take into account the interests of parties other than us, such as NuDevco, in resolving conflicts of interest.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders, other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action. This entitles our general partner to consider only the interests and factors that it desires, and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of corporate opportunities among us and our affiliates, the exercise of its limited call right, its voting rights with respect to the units it owns and its registration rights, and its determination whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include: (1) how to allocate business opportunities among us and its other affiliates; (2) whether to exercise its limited call right; (3) how to exercise its voting rights with respect to the units it owns; (4) whether to sell or otherwise dispose of units or other partnership interests that it owns; (5) whether to elect to reset target distribution levels; (6) whether or not to consent to any merger or consolidation of the partnership or amendment to our partnership agreement and (7) whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval;

•	provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

•

generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest is not approved by our public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest is either on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is “fair and reasonable” to us, considering the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us, then it will be presumed that in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption (in this context, members of the board of directors of our general partner will be conclusively deemed to have acted in good faith if they subjectively believed that either standard set forth in the immediately preceding bullet point was satisfied); and

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must subjectively believe that the determination is in the best interests of our partnership. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Please read “The Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	anticipated shortfalls, if any, on future minimum commitment payments;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

The general partner’s determination regarding available cash may also include whether cash received in connection with surplus volumes may result in lower fees in future periods as credits are applied against future minimum volume commitments. Distribution of available cash from surplus volumes in earlier periods may have the purpose or effect of (1) enabling our general partner or its affiliates to receive distributions on subordinated units or incentive distribution rights held by them, or (2) accelerating the conversion of subordinated units. Please read the risk factor “Certain of our gathering and processing agreements contain provisions that can reduce the cash flow stability that the agreements were designed to achieve.”

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating companies and their operating subsidiaries.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. The fully allocated basis charged by our general partner does not include a profit component. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the closing of this offering. While neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the rates to be, generally no less favorable to us than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell his common units at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

NuDevco, as the owner of all of our incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to NuDevco’s incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

NuDevco, as the owner of all of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive calendar quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Furthermore, NuDevco has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as NuDevco relative to resetting target distributions if NuDevco concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by NuDevco, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that NuDevco would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that NuDevco could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when NuDevco expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, NuDevco may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for NuDevco to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to NuDevco in connection with resetting the target distribution levels related to NuDevco’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

Duties of the General Partner

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate, except for the implied contractual covenant of good faith and fair dealing, the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is not adverse to the best interests of its owners in addition to the best interests of our partnership. Without these provisions, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it subjectively believed that the decision was in the best interests of our partnership, and our general partner will not be subject to any other standard under our partnership agreement or applicable law, other than the implied contractual covenant of good faith and fair dealing.

If our general partner has the required subjective belief, then the action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders or that are not approved by our conflicts committee must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner seeks approval from our conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from our conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. In this context, members of the board of directors of our general partner will be conclusively deemed to have acted in good faith if they subjectively believed that the standard set forth in either of the bullet points above was satisfied. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

                     will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

We were organized in April 2013 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of gathering, compressing, treating and transporting natural gas and transloading and storing crude oil, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of our partnership or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, please read “—Issuance of Additional Securities.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional units	No approval right.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to , 2023 in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2023. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	NuDevco may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in several states, and we may have subsidiaries that will conduct business in other states in the future. Maintenance of our limited liability as a member of our operating companies may require compliance with legal requirements in the jurisdictions in which our operating companies conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Upon issuance of additional limited partner interests (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of common units upon conversion of outstanding partnership interests), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our 2.0% general partner interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•

enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, our general partner and its affiliates will own approximately     % of the outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•

mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90.0% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20.0% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                     , 2023 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after                     , 2023 our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50.0% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own     % of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to                     , 2023 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their membership interest in our general partner, or their membership interests in NuDevco Midstream Development, the sole member of our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, NuDevco may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20.0% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read “—Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80.0% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice.

The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units.”

Redemption of Ineligible Holders

In order to avoid any material adverse effect on the maximum applicable rates that can be charged to customers by our subsidiaries on assets that are subject to rate regulation by FERC or analogous regulatory body, the general partner at any time can request a transferee or a unitholder to certify or re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•

that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

Furthermore, in order to avoid a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which we have an interest as the result of any federal, state or local law or regulation concerning the nationality, citizenship or other related status of any unitholder, our general partner may at any time request unitholders to certify as to, or provide other information with respect to, their nationality, citizenship or other related status.

The certifications as to taxpayer status and nationality, citizenship or other related status can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a unitholder fails to furnish the certification or other requested information with 30 days or if our general partner determines, with the advice of counsel, upon review of such certification or other information that a unitholder does not meet the status set forth in the certification, we will have the right to redeem all of the units held by such unitholder at the market price as of the date three days before the date the notice of redemption is mailed.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5.0% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

Meetings; Voting

Except as described below regarding a person or group owning 20.0% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20.0% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. The units representing the general partner interest are units for distribution and allocation purposes, but do not entitle our general partner to any vote other than its rights as general partner under our partnership agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20.0% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, or any entity set forth in the preceding three bullet points;

•

any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates; and

•	any person designated by our general partner because such person’s status, service or relationship expose such person to claims or suits relating to our business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Marlin Midstream GP, LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

Exclusive Forum

Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, NuDevco will indirectly hold an aggregate of              common units and              subordinated units (or              common units and              subordinated units if the underwriters exercise their option to purchase additional units in full). All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates, excluding any individual who is an affiliate of our general partner, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following the withdrawal or removal of our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

NuDevco, our general partner and the executive officers and directors of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Marlin Midstream Partners, LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”) and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	Neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

•

For each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Marlin Midstream Partners, LP will be treated as partners of Marlin Midstream Partners, LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Marlin Midstream Partners, LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Marlin Midstream Partners, LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Marlin Midstream Partners, LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of taxable income

Subject to the discussion below under “—Tax Consequences of Unit Ownership—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business and operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts, as adjusted to take into account the unitholders’ share of nonrecourse debt, and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of this offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations

Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $179,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Beginning on January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax, or NIIT, on certain net investment income earned by individuals, estates and trusts applies for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Recently, the U.S. Department of the Treasury and the IRS issued proposed Treasury Regulations that provide guidance regarding the NIIT. Although the proposed Treasury Regulations are effective for taxable years beginning after December 31, 2013, taxpayers may rely on the proposed Treasury Regulations for purposes of compliance until the effective date of the final regulations. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution through the month of disposition for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754

Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common` Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Marlin Midstream GP as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

These rules generally will apply to payments of FDAP Income made on or after January 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Texas, Utah, Wyoming, Arizona and Louisiana. Utah, Texas, Arizona and Louisiana impose an income or franchise tax on corporations and other entities. Utah, Arizona and Louisiana also impose a personal income tax on individuals. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT STATES, LOCALITIES AND FOREIGN JURISDICTIONS, OF HIS INVESTMENT IN US. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE, LOCAL AND FOREIGN, AS WELL AS U.S. FEDERAL TAX RETURNS, THAT MAY BE REQUIRED OF HIM. LATHAM & WATKINS LLP HAS NOT RENDERED AN OPINION ON THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN US.

INVESTMENT IN MARLIN MIDSTREAM PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors;” and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)

the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b)

the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)

there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and some other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Stifel, Nicolaus & Company, Incorporated and              are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Stifel, Nicolaus & Company, Incorporated

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We, our general partner and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds, before expenses, to us(1)	$	$	$

(1)	Excludes a structuring fee equal to % of the gross proceeds of this offering payable to Stifel, Nicolaus & Company, Incorporated.

The expenses of the offering, not including the underwriting discount or the structuring fee, are estimated at $         and are payable by us. We will pay a structuring fee equal to     % of the gross proceeds of this offering (including any proceeds from the exercise of the option of purchase additional common units) to Stifel, Nicolaus & Company, Incorporated for the evaluation, analysis and structuring of our partnership.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional              common units at the public offering price, less the underwriting discount.

If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our general partner, certain of our general partner’s executive officers and directors and certain of our affiliates have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of Stifel, Nicolaus & Company, Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions set forth below, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units;

•	sell any option or contract to purchase any common units;

•	purchase any option or contract to sell any common units;

•	grant any option, right or warrant for the sale of any common units;

•	lend or otherwise dispose of or transfer any common units;

•	request or demand that we file a registration statement related to the common units; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

The restrictions set forth in the preceding sentence shall not apply to the following transfers, so long as, among other things, the transferor does not voluntarily effect any public filing or report regarding such transfers and agrees to be bound by the terms of the lock-up agreement:

•	a bona fide gift or gifts;

•	a transfer to any trust for the direct or indirect benefit of such transferor or the immediate family of the transferor;

•	a distribution to limited partners or stockholders of the transferor; or

•	a transfer to the transferor’s affiliates or to any investment fund or other entity controlled or managed by the transferor.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Market Listing

We expect the common units to be approved for listing on the NASDAQ Global Market, subject to notice of issuance, under the symbol “FISH.”

Before this offering, there has been no public market for our common units. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our partnership and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development;

•	the recent market prices of, and demand for, publicly traded equity securities of generally comparable companies; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

Because the Financial Industry Regulatory Authority, or FINRA, views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Directed Unit Program

At our request, the underwriters have reserved for sale at the initial public offering price, up to 5.0% of the common units offered hereby for sale at the initial public offering price to the directors, prospective directors and executive officers of our general partner and NuDevco and certain other employees and consultants of NuDevco and its affiliates through a directed unit program. If these persons purchase reserved common units, this will reduce the number of common units available for sale to the general public. Any reserved common units which are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered hereby.

Certain of our general partner’s and affiliate’s officers, directors and employees who purchase units through the directed unit program will be subject to the 180-day lock-up provision described above under the caption “—No Sales of Similar Securities.”

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “Relevant Implementation Date”), no offer of common units may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000, or FSMA, that is not a “recognized collective investment scheme” for the purposes of FSMA, or CIS, and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i)(a) investment professionals falling within the description of persons in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended, or the CIS Promotion Order, or Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order, or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order or Article 49(2)(a) to (d) of the Financial Promotion Order; or

(ii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or the CISA. Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3 paragraph 2 no. 1, in connection with Section 2 no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

VALIDITY OF THE COMMON UNITS

The validity of the common units offered hereby will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The combined financial statements of Marlin Midstream Partners, LP as of and for each the years in the two year period ended December 31, 2012, have been included herein (and in the registration statement) in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The balance sheet of Marlin Midstream Partners, LP as of April 19, 2013, has been included herein (and in the registration statement) in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at http://www.            .com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “will,” “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of financial condition or of results of operations, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

MARLIN MIDSTREAM PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below is the unaudited pro forma condensed combined balance sheet of Marlin Midstream Partners, LP (the “Partnership”), as of March 31, 2013, and the unaudited pro forma condensed combined statement of operations of the Partnership for the year ended December 31, 2012 and the three months ended March 31, 2013. The unaudited pro forma condensed combined financial statements for the Partnership have been derived by adjusting the historical combined financial statements of the Partnership, consisting of the combined businesses and assets of Marlin Midstream, LLC (“Marlin Midstream”) and Marlin Logistics, LLC (“Marlin Logistics”), which are set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical combined financial statements and the related notes contained therein.

The Partnership will own and operate the combined businesses and assets of Marlin Midstream and Marlin Logistics effective as of the closing of this offering. The contribution of the businesses that will be contributed to us at the closing of this offering will be recorded at historical cost as such contribution will constitute a reorganization of entities under common control. In connection with the closing of this offering, our 50% interest in a carbon dioxide (“CO2”) processing facility locating in Monell, Wyoming (the “Monell Interest”) and certain transloading assets and purchase commitments owned by Marlin Logistics that are not currently under a service contract (the “Excluded Transloading Assets”) will be transferred to other subsidiaries of Spark Energy Ventures, LLC (“SEV”) and therefore will not be contributed to us. Accordingly, we give effect to the exclusion of such assets from the businesses to be contributed to us as pro forma adjustments to the historical combined financial statements of the Partnership.

The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on March 31, 2013 in the case of the pro forma balance sheet, or as of January 1, 2012 in the case of the pro forma statements of operations for the year ended December 31, 2012 and the three months ended March 31, 2013. The pro forma adjustments described below are based upon currently available information and certain estimates and assumptions. As a result, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma condensed combined financial information. Furthermore, the unaudited pro forma condensed combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for U.S. federal income tax purposes. The unaudited pro forma condensed combined financial statements should be read in conjunction with the related notes and with the historical combined financial statements and related notes set forth elsewhere in this prospectus.

The unaudited pro forma financial data gives pro forma effect to the matters described in the notes hereto, including:

•

the transfer to NuDevco Partners, LLC and its subsidiaries (“NuDevco”), of the Monell Interest, the Excluded Transloading Assets, and property, plant and equipment and other equipment not yet in service and certain other immaterial contracts;

•

the execution of a new $100.0 million revolving credit facility, which we have assumed was drawn in the amount of $25.0 million during the pro forma periods presented, and the amortization of deferred financing costs and unused commitment fee associated with the revolving credit facility;

•

the assignment to Associated Energy Services, LP (“AES”) of multiple third party keep-whole and other commodity-based gas gathering and processing agreements, and recognition of any revenues and cost of revenues under those agreements that have not been previously recorded in the historical combined financial statements of the Partnership;

•	the termination of Marlin Midstream’s existing commodity-based gas gathering and processing agreement with AES;

•	the execution of a new fee-based gathering and processing agreement with AES;

•

the consummation of this offering and our issuance of              common units to the public, general partner units to our general partner and              common units,              subordinated units and the incentive distribution rights to affiliates of NuDevco;

•	the payment of underwriting discounts and a structuring fee and the accrual of estimated transaction costs in connection with this offering;

•	the assumption by NuDevco of $11.7 million of the non-current accounts payable balance owed by Marlin Midstream to affiliates of SEV and the release of Marlin Midstream from such obligations; and

•	the application of the net proceeds of this offering as described in Use of Proceeds.

The pro forma financial data does not give effect to an estimated $2.8 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly-traded partnership.

The unaudited pro forma condensed combined financial statements may not be indicative of the results that actually would have occurred or that would be obtained in the future if the Partnership had assumed the operations of Marlin Midstream and Marlin Logistics and consummated the transactions described above on the dates indicated or that would be obtained in the future.

MARLIN MIDSTREAM PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF MARCH 31, 2013

(in thousands)

	Historical	Pro Forma Adjustments		Partnership Pro Forma
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,945	$10,306	(1),(3),(4),(9)	$13,251
Accounts receivable	2,866	—		2,866
Accounts receivable—affiliates	119	—		119
Inventory	327	—		327
Prepaid assets	102	—		102
Other current assets	1,426	(59)	(4),(9)	1,367

Total current assets	7,785	10,247		18,032

PROPERTY, PLANT AND EQUIPMENT, NET	169,801	(7,616)	(5),(7),(8)	162,185
OTHER ASSETS	1,921	115	(4),(8),(9)	2,036

TOTAL ASSETS	$179,507	$2,746		$182,253

LIABILITIES & MEMBER’S EQUITY AND PARTNERS’ CAPITAL

CURRENT LIABILITIES
Accounts payable	$6,968	(318)	(3)	$6,650
Accrued liabilities	842	—		842
Accounts payable—affiliates	3,825	—		3,825
Fair value of derivative liabilities	73	(73)	(4)	—
Current portion of long-term debt	6,250	(6,250)	(4)	—

Total current liabilities	17,958	(6,641)		11,317

LONG-TERM LIABILITIES
Accounts payable—affiliates	11,692	(11,692)	(6)	—
Long-term debt	121,188	(96,188)	(4)	25,000

Total liabilities	150,838	(114,521)		36,317

MEMBER’S EQUITY AND PARTNERS’ CAPITAL
Member’s equity	28,669	117,267	(1),(2),(3),(4),(5),(6), (7),(8)	145,936
Public common unit holders	—
NuDevco—common units	—
NuDevco—subordinated units	—
General Partner	—

Total member’s equity and partners’ capital	28,669	117,267		145,936

TOTAL LIABILITIES AND MEMBER’S EQUITY AND PARTNERS’ CAPITAL	$179,507	$2,746		$182,253

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

MARLIN MIDSTREAM PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE

THREE MONTHS ENDED MARCH 31, 2013

(in thousands)

	Historical	Pro Forma Adjustments		Partnership Pro Forma
REVENUES:
Natural gas, NGLs and condensate revenue	$3,236	$(41)	(15)	$3,195
Gathering, processing and other revenue	4,223	(146)	(10)	4,077
Gathering, processing and other revenue—affiliates	44	3,928	(10)	3,972

Total Revenues	7,503	3,741		11,244

OPERATING EXPENSES:
Cost of natural gas, NGLs and condensate revenue	1,076	(215)	(10)	861
Cost of natural gas, NGLs and condensate revenue—affiliates	1,452	1,052	(10)	2,504
Operation and maintenance	3,657	(163)	(15)	3,494
Operation and maintenance—affiliates	248	—		248
General and administrative	1,125	—		1,125
General and administrative—affiliates	341	—		341
Property and other taxes	245	—		245
Depreciation expense	1,984	(52)	(12)	1,932

Total operating expenses	10,128	622		10,750

Operating income	(2,625)	3,119		494
Interest expense, net of amounts capitalized	(1,299)	789	(13),(14)	(510)
Loss on interest rate swap	(10)	10	(11)	—

Net income (loss)	$(3,934)	$3,918		$(16)

Net income per limited partner unit:
Common units
Subordinated units
Weighted average number of limited partner units outstanding
Common units (basic and diluted)
Subordinated units (basic and diluted)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

MARLIN MIDSTREAM PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE

YEAR ENDED DECEMBER 31, 2012

(in thousands)

	Historical	Pro Forma Adjustments		Partnership Pro Forma
REVENUES:
Natural gas, NGLs and condensate revenue	$34,708	$(1,177)	(15)	$33,531
Gathering, processing and other revenue	16,087	(2,101)	(10)	13,986
Gathering, processing and other revenue—affiliates	254	16,402	(10)	16,656

Total Revenues	51,049	13,124		64,173

OPERATING EXPENSES:
Cost of natural gas, NGLs and condensate revenues	13,355	(9,605)	(10)	3,750
Cost of natural gas, NGLs and condensate revenues—affiliates	7,668	17,118	(10)	24,786
Operation and maintenance	15,035	(443)	(15)	14,592
Operation and maintenance—affiliates	793	—		793
General and administrative	3,045	—		3,045
General and administrative—affiliates	1,021	—		1,021
Property and other taxes	994	—		994
Depreciation expense	7,689	(208)	(12)	7,481

Total operating expenses	49,600	6,862		56,462

Operating income	1,449	6,262		7,711
Interest expense, net of amounts capitalized	(4,927)	2,886	(13),(14)	(2,041)
Interest and other income	23	—		23
Loss on interest rate swap	(851)	851	(11)	—

Net income (loss)	$(4,306)	$9,999		$5,693

Net income per limited partner unit:
Common units
Subordinated units
Weighted average number of limited partner units outstanding
Common units (basic and diluted)
Subordinated units (basic and diluted)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Pro Forma Adjustments and Assumptions

(1)	Reflects the assumed gross offering proceeds to the Partnership from the issuance and sale of common units, net of the payment of the estimated underwriting discount and a structuring fee which will be allocated to the public common units.

As of March 31, 2013
Initial public offering price per common unit	$
Number of common units issued to public investors
Gross proceeds from issuance of common units	$
Estimated underwriting discount and fees	$

(2)	Reflects the adjustment of the Partnership’s member’s equity to common and subordinated limited partner capital of the Partnership and the general partner’s interest in the Partnership. The adjustment is as follows:

As of March 31, 2013
(in thousands)
Member’s equity	$(28,669)
Common units
Subordinated units
General partner interest

(3)	Reflects estimated expenses associated with the offering relating to legal and consulting services, printing charges, filing fees and other costs.

As of March 31, 2013
(in thousands)
Estimated expenses associated with the offering	$2,500

(4)	Reflects the repayment of our existing credit facility and settlement of the related interest rate swap liability with proceeds from this offering, the write off of related deferred financing costs, and our borrowings under our new revolving credit facility to be executed at the closing of this offering.

As of March 31, 2013
(in thousands)
Current portion of debt	$6,250
Long-term debt	$121,188
Deferred financing cost—other current assets	$576
Deferred financing cost—other assets	$306
Interest rate swap liability	$48
Revolving Credit Facility Borrowing	$(25,000)

(5)	Reflects the retention by NuDevco of the Monell Interest.

As of March 31, 2013
(in thousands)
Net carrying value of excluded fixed assets	$3,409

(6)	Reflects the retention by NuDevco of $11.7 million of the non-current accounts payable balance owed by Marlin Midstream to affiliates of SEV and the release of Marlin Midstream from such obligations.

(7)	Reflects the retention by NuDevco of the Partnership’s property, plant and equipment and other equipment not yet in service.

As of March 31, 2013
(in thousands)
Net carrying value of property, plant and equipment	$4,200

(8)	Reflects the retention by NuDevco of the Excluded Transloading Assets.

As of March 31, 2013
(in thousands)
Net carrying value of Excluded Transloading Assets	$8
Deposit on purchase of rail cars	$663

(9)	Reflects deferred financing cost paid in connection with a three-year revolving credit facility to be executed upon closing of this offering.

As of March 31, 2013
(in thousands)
Deferred financing cost—other current assets	$542
Deferred financing cost—other assets	$1,083

(10)	Reflects adjustments to revenue and cost of natural gas, NGLs and condensate revenue from AES for gas gathering and processing services. In connection with the closing of this offering, Marlin Midstream will (i) assign to AES multiple third party keep-whole and other commodity-based gas gathering and processing agreements, (ii) terminate its existing commodity-based gas gathering and processing agreement with AES and (iii) enter into a new fee-based gathering and processing agreement with AES. Processing volumes used in the calculations are historical volumes gathered and processed included in the historical combined financial statements of the Partnership. Fees were calculated using the rates and fees in the gathering and processing agreement to be executed with AES at the closing of this offering. The table below sets forth the adjustments to revenue and cost of natural gas, NGLs and condensate revenue:

	Year Ended December 31, 2012	Three Months Ended March 31, 2013
	(in thousands)	(in thousands)
Adjustments to revenue:
Revenues from AES fee-based gathering and processing agreement	$16,402	$3,928
Assignment of third party keep-whole and other commodity-based agreements to AES	(2,101)	(146)

Total net adjustment to gathering, processing and other revenues	$14,301	$3,782

Adjustments to cost of natural gas, NGLs and condensate revenue:
Cost of natural gas, NGLs and condensate revenue from AES fee-based gathering and processing agreement	$22,401	$1,719
Assignment of third party commodity agreements to AES	(5,283)	(667)
Assignment of commodity agreements with affiliates to AES	(9,605)	(215)

Total net adjustment to cost of natural gas, NGLs and condensate revenue	$7,513	$837

(11)	Reflects the elimination of loss on interest rate swap for the year ended December 31, 2012 and three months ended March 31, 2013, assuming we settled in full the interest rate swap on January 1, 2012.

(12)	Reflects elimination of depreciation expense for the year ended December 31, 2012 and three months ended March 31, 2013 related to the Monell Interest and the Excluded Transloading Assets, which will be retained by NuDevco.

	Year Ended December 31, 2012	Three Months Ended March 31, 2013
	(in thousands)	(in thousands)
Depreciation expense of Monell Interest	$207	$52
Depreciation expense of Excluded Transloading Assets	$1	$—

(13)	Reflects amortization of deferred financing cost and unused commitment fees related to the new revolving credit facility to be entered into at the closing of this offering.

	Year Ended December 31, 2012	Three Months Ended March 31, 2013
	(in thousands)	(in thousands)
Amortization of deferred financing cost	$(541)	$(135)
Unused commitment fees	$(500)	$(125)

(14)	Reflects the adjustment to interest expense on our historical credit facility and amortization of our historical deferred financing cost assuming we settled in full our historical credit facility on January 1, 2012, and estimated interest expense associated with our new $100 million revolving credit facility to be executed at the closing of this offering.

	Year Ended December 31, 2012	Three Months Ended March 31, 2013
	(in thousands)	(in thousands)
Interest expense and amortization of deferred financing cost	$4,927	$1,299
Estimated interest expense associated with our new $100 million revolving credit facility	(2,041)	(510)

(15)	Reflects elimination of revenues and operating expenses related to the Monell Interest, which will be retained by NuDevco.

Note 2. Pro Forma Net Income Per Unit

The Partnership computes pro forma net income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic pro forma net income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income is allocated to the partners based on their respective sharing of income specified in partnership agreement. For purposes of the pro forma calculation we have assumed that distributions were declared for each common and subordinated unit equal to pro forma net income for 2012.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be              units and              units, respectively. All units were assumed to have been outstanding since January 1, 2012.

Pursuant to the partnership agreement, to the extent that quarterly distributions exceed certain targets, Marlin IDR Holdings, LLC, an indirect wholly owned subsidiary of NuDevco, is entitled to receive certain incentive distributions that will result in less net income proportionately being allocated to common and subordinated unitholders. The incentive distribution rights are a separate equity interest and represent participating securities. No cash distributions would have been declared to the incentive distribution rights during any of the periods, based upon the assumption that distributions were declared equal to pro forma net income for 2012.

Pro forma basic and diluted net income per unit are the same because (1) there would be no dilutive impact, applying the if-converted method, had the subordinated units been converted to common units at the beginning of the respective reporting unit as pro forma net income allocated to common and subordinated unitholders was the same on a per unit basis, and (2) as there are no other potentially dilutive units expected to be outstanding at the closing of the offering.

Report of Independent Registered Public Accounting Firm

The General Partner of

Marlin Midstream Partners, LP:

We have audited the accompanying balance sheet of Marlin Midstream Partners, LP (the Partnership) as of April 19, 2013. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Marlin Midstream Partners, LP as of April 19, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

May 3, 2013

MARLIN MIDSTREAM PARTNERS, LP

BALANCE SHEET AS OF APRIL 19, 2013

ASSETS
Receivable–affiliates	$1,000

Total assets	$1,000

PARTNERS’ EQUITY
Limited partner	$980
General partner	20

Total partners’ equity	$1,000

The accompanying notes are an integral part of this financial statement.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO THE FINANCIAL STATEMENT

Note 1. Nature of Operations

Marlin Midstream Partners, LP (the “Partnership”) is a Delaware limited partnership formed on April 19, 2013. Marlin Midstream GP, LLC (the “General Partner”) is a limited liability company formed on April 19, 2013 to become the general partner of the Partnership. Both were formed by NuDevco Partners, LLC (NuDevco).

On April 19, 2013, NuDevco, a controlled subsidiary of W. Keith Maxwell III, committed to contribute $980 to the Partnership in exchange for a 98.0% limited partner interest and the General Partner committed to contribute $20 to the Partnership in exchange for a 2.0% general partner interest. On May 2, 2013, the Partnership received $980 from NuDevco and $20 from the General Partner. There have been no other transactions involving the Partnership as of May 3, 2013.

Note 2. Subsequent Events

Management has evaluated subsequent events through the date of issuance of the balance sheet. Any material subsequent events that have occurred during this time have been properly recognized or disclosed in our Balance Sheet or Notes to the Financial Statement.

Report of Independent Registered Public Accounting Firm

The General Partner of

Marlin Midstream Partners, LP:

We have audited the accompanying combined balance sheets of Marlin Midstream Partners, LP (the Company) as of December 31, 2012 and 2011, and the related combined statements of operations and comprehensive income (loss), member’s equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Marlin Midstream Partners, LP as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Houston, Texas

May 3, 2013

MARLIN MIDSTREAM PARTNERS, LP

COMBINED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2012

(in thousands)

	2011	2012
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$431	$5,555
Accounts receivable	6,242	6,722
Accounts receivable—affiliates	1,363	96
Inventory	426	294
Prepaid assets	59	95
Other current assets	750	836

Total current assets	9,271	13,598

PROPERTY, PLANT AND EQUIPMENT, NET	161,639	165,139
OTHER ASSETS	1,296	2,059

TOTAL ASSETS	$172,206	$180,796

LIABILITIES AND MEMBER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$3,349	$1,900
Accrued liabilities	127	1,319
Accounts payable—affiliates	8,421	4,034
Fair value of derivative liabilities	2,012	72
Fair value of derivative liabilities—affiliates	281	—
Current portion of long-term debt	6,500	6,250

Total current liabilities	20,690	13,575

LONG-TERM LIABILITIES
Accounts payable—affiliates	—	14,692
Fair value of derivative liabilities	2,242	—
Long-term debt	117,000	120,250

Total liabilities	139,932	148,517

MEMBER’S EQUITY
Accumulated other comprehensive income	63	—
Member’s equity	32,211	32,279

Total member’s equity	32,274	32,279

TOTAL LIABILITIES AND MEMBER’S EQUITY	$172,206	$180,796

The accompanying notes are an integral part of these combined financial statements.

MARLIN MIDSTREAM PARTNERS, LP

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012

(in thousands)

	2011	2012
REVENUES:
Natural gas, NGLs and condensate revenue	$55,558	$34,708
Gathering, processing and other revenue	10,006	16,087
Gathering, processing and other revenue—affiliates	254	254

Total Revenues	65,818	51,049

OPERATING EXPENSES:
Cost of natural gas, NGLs and condensate revenue	11,449	13,355
Cost of natural gas, NGLs and condensate revenue—affiliates	17,407	7,668
Operation and maintenance	12,031	15,035
Operation and maintenance—affiliates	327	793
General and administrative	3,260	3,045
General and administrative—affiliates	907	1,021
Property and other taxes	425	994
Depreciation expense	5,365	7,689
Loss on disposals of equipment	217	—

Total operating expenses	51,388	49,600

Operating income	14,430	1,449
Interest expense, net of amounts capitalized	(3,733)	(4,927)
Interest and other income	20	23
Loss on interest rate swap	(2,176)	(851)

Net income (loss)	$8,541	$(4,306)

Other comprehensive income (loss)
Deferred gain from cash flow hedges	122	689
Reclassification of deferred gain from cash flow hedges into net income	(59)	(752)

Comprehensive income (loss)	$8,604	$(4,369)

The accompanying notes are an integral part of these combined financial statements.

MARLIN MIDSTREAM PARTNERS, LP

COMBINED STATEMENTS OF MEMBER’S EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2012

(in thousands)

	Member’s Equity	Accumulated Other Comprehensive Income	Total Member’s Equity
Balance—December 31, 2010	$23,670	$—	$23,670

Net income	8,541	—	8,541
Deferred gain from cash flow hedges	—	122	122
Reclassification of deferred gain from cash flow hedges into net income	—	(59)	(59)

Balance—December 31, 2011	$32,211	$63	$32,274

Capital contributions	4,374	—	4,374
Net loss	(4,306)	—	(4,306)
Deferred gain from cash flow hedges	—	689	689
Reclassification of deferred gain from cash flow hedges into net income	—	(752)	(752)

Balance—December 31, 2012	$32,279	$—	$32,279

The accompanying notes are an integral part of these combined financial statements.

MARLIN MIDSTREAM PARTNERS, LP

COMBINED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2012

(in thousands)

	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)	$8,541	$(4,306)
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Loss on disposal	217	—
Depreciation expense	5,365	7,689
Amortization of deferred financing costs	367	542
Unrealized gain (loss) on derivatives	291	(4,196)
Unrealized gain (loss) on derivatives—affiliates	344	(344)
Changes in assets and liabilities:
(Increase) in accounts receivable	(1,087)	(480)
Decrease in accounts receivable—affiliates	884	1,267
(Increase) decrease in inventory	(252)	132
(Increase) decrease in prepaid assets	63	(36)
(Increase) decrease in other current assets	(135)	236
(Increase) decrease in other assets	175	(679)
Increase (decrease) in accounts payable	496	(108)
Increase (decrease) in accrued liabilities	(445)	1,192
Increase in accounts payable—affiliates	1,278	10,305

Net cash provided by operating activities	16,102	11,214

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(25,658)	(12,445)

Net cash used in investing activities	(25,658)	(12,445)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing of long-term debt	130,000	126,500
Repayments on long-term debt	(120,809)	(123,500)
Payment of deferred financing costs	(1,094)	(932)
Member capital contributions	—	4,287

Net cash provided by financing activities	8,097	6,355

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,459)	5,124
CASH AND CASH EQUIVALENTS—Beginning of Period	1,890	431

CASH AND CASH EQUIVALENTS—End of Period	$431	$5,555

CASH PAID FOR INTEREST	$4,619	$4,296
CASH PAID FOR INCOME TAXES	$6	$67
ACCRUAL OF CONSTRUCTION-IN-PROCESS AND CAPITAL EXPENDITURES	$1,977	$635
CONTRIBUTION OF PROPERTY, PLANT AND EQUIPMENT FROM SOLE MEMBER	$—	$87

The accompanying notes are an integral part of these combined financial statements.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Formation and Organization

The accompanying combined financial statements of Marlin Midstream Partners, LP (referred to as the “Partnership”) have been prepared in connection with the initial public offering of its common units representing limited partner interests (the “Offering”). The Partnership is a Delaware limited partnership, formed in April 2013 by NuDevco Partners, LLC and its affiliates (“NuDevco”). NuDevco, a sole member limited liability company formed on August 27, 2010 under the Texas Limited Liability Company Act (“TLLCA”), is an affiliate of Spark Energy Ventures, LLC (“SEV”), a sole member limited liability company formed on October 8, 2007 under the TLLCA. NuDevco and SEV are both wholly owned by W. Keith Maxwell III. SEV is currently the sole member of Marlin Midstream , LLC and its wholly owned subsidiaries (“Marlin Midstream”) and Mr. Maxwell is currently the sole member of Marlin Logistics, LLC (“Marlin Logistics”). In connection with the closing of the Offering, SEV will contribute all of its interest in Marlin Midstream to the Partnership and Mr. Maxwell will contribute all of his interest in Marlin Logistics to the Partnership, through a series of transfers of interest in entities all under the common control of Mr. Maxwell in exchange for wholly owned subsidiaries of NuDevco receiving common units and all of the Partnership’s subordinated units and incentive distribution rights.

The contribution of entities as discussed above to the Partnership is not considered a business combination accounted for under the purchase method, as it will be a transfer of assets and operations under common control and, accordingly, balances will be transferred at their historical cost. The Partnership’s combined financial statements were prepared using Marlin Midstream’s and Marlin Logistics’ historical basis in the assets and liabilities, and include all revenues, costs, assets and liabilities attributed to these entities for the periods presented.

The Partnership’s general partner, Marlin Midstream GP, will manage the Partnership’s activities subject to the terms and conditions specified in the Partnership’s partnership agreement. The Partnership’s general partner will be owned by NuDevco Midstream Development, a direct wholly owned subsidiary of NuDevco. The operations of the general partner, in its capacity as general partner will be managed by its board of directors. Actions by the general partner that are made in its individual capacity will be made by NuDevco Midstream Development as the sole member of the Partnership’s general partner and not by the board of directors of the general partner. The Partnership’s general partner will not be elected by the Partnership’s unitholders and will not be subject to re-election on a regular basis in the future. The officers of the general partner will manage the day-to-day affairs of the Partnership’s business.

Marlin Midstream was formed November 26, 2002 as a sole member limited liability company under the TLLCA. Marlin Midstream is a midstream energy company that offers the following midstream services: natural gas gathering, compression, dehydration, treating, processing and hydrocarbon dew-point control and transportation services to producers, third-party pipeline companies and marketers. Marlin Midstream sells or delivers its natural gas liquids (“NGLs”) produced from natural gas processing to third parties.

Marlin Logistics, formerly known as FuelCo Energy, LLC, was formed August 26, 2010 as a sole member limited liability company under the TLLCA. Marlin Logistics is a crude oil logistics company that offers crude oil transloading services. As of December 31, 2012, Marlin Logistics has had no significant operations, assets or liabilities.

Marlin Midstream’s wholly-owned subsidiaries include, Marlin G&P I, LLC (hereafter “MG1”), Turkey Creek Pipeline, LLC (hereafter “TCP”), and Murvaul Gas Gathering, LLC (hereafter “Murvaul”).

MG1 was formed January 6, 2005 as a sole member limited liability company under the TLLCA. MG1 owns certain natural gas pipelines, which were under construction at December 31, 2012 and will be used to gather and transport natural gas from third-party producers to the Partnership’s processing plants in order to provide midstream services. On December 17, 2012, the sole member of MG1, who is also the sole member of SEV, contributed 100% of the outstanding membership interest in MG1 to Marlin Midstream.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

TCP was formed June 27, 2005 as a sole member limited liability company under the TLLCA. TCP owns certain natural gas liquids pipelines that are used to transport NGLs from the Partnership’s processing plants to market.

Murvaul was formed February 11, 2008 as a sole member limited liability company under the TLLCA. Murvaul was formed to acquire right of way and other surface rights.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The combined financial statements include the accounts of the Partnership and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying combined financial statements have been prepared in accordance with Regulation S-X, Article 3, General Instructions as to Financial Statements and Staff Accounting Bulletin (“SAB”) Topic 1-B, Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. Certain expenses incurred by SEV are only indirectly attributable to its ownership of Marlin Midstream. As a result, certain assumptions and estimates are made in order to allocate a reasonable share of such expenses to the Partnership, so that the accompanying combined financial statements reflect substantially all costs of doing business. The allocations and related estimates and assumptions are described more fully in Note 8 (“Transactions with Affiliates”), which the Partnership believes are reasonable.

SEV has allocated various corporate overhead expenses to the Partnership based on percentage of departmental usage, wages or headcount. These allocations are not necessarily indicative of the cost that the Partnership would have incurred had it operated as an independent stand-alone entity. As such, the combined financial statements do not fully reflect what the Partnership’s financial position, results of operations and cash flows would have been had the Partnership operated as a stand-alone company during the periods presented. Marlin Midstream has also relied upon SEV and its affiliates as a participant in SEV’s credit facility. As a result, historical financial information is not necessarily indicative of what the Partnership’s results of operations, financial position and cash flows will be in the future.

Subsequent events have been evaluated through the date these financial statements are issued. Any material subsequent events that occurred prior to such date have been properly recognized or disclosed in the combined financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of all unrestricted demand deposits and funds invested in highly liquid instruments with original maturities of three months or less. The Partnership periodically assesses the financial condition of the institutions where these funds are held and believes that its credit risk is minimal.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the combined statements of cash flows. The Partnership does not maintain an allowance for doubtful accounts. The Partnership elects to use the direct write-off method based on its collection history. For the years ended December 31, 2011 and 2012, no accounts receivables were written off.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

Inventory

Inventory consists of NGLs and chemicals in bulk storage and is valued at the lower of weighted average cost or market. NGL inventories are used for sales contract requirements. Chemical inventories are expensed as transferred from bulk storage into production and are recorded in operation and maintenance in the combined statements of operations.

Deferred Financing Costs

Costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense using the effective interest method over the life of the related debt.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation on property, plant and equipment is recorded on a straight-line basis for groups of property having similar economic characteristics over the estimated useful lives (primarily 5 to 40 years). Uncertainties that may impact these estimates include, but are not limited to, changes in laws and regulations relating to environmental matters, including air and water quality, restoration and abandonment requirements, economic conditions and supply and demand in the area. When assets are placed into service, management makes estimates with respect to useful lives and salvage values. However, subsequent events could cause a change in estimates, thereby impacting future depreciation amounts.

When items of property, plant and equipment are sold or otherwise disposed of, gains or losses are reported in the combined statements of operations.

The Partnership capitalizes all construction-related direct labor and material costs, as well as indirect construction costs. Indirect construction costs include general engineering, insurance, taxes and the cost of funds used during construction. Capitalized interest is calculated by multiplying the Partnership’s monthly weighted average interest rate on outstanding debt by the amount of qualifying costs. Capitalized interest cannot exceed monthly gross interest expense. After major construction projects are completed, the associated capitalized costs including interest are depreciated over the estimated useful life of the related asset. During the years ended December 2011 and 2012, respectively, the Partnership recorded $1.2 million and $0.2 million of capitalized interest, respectively.

Costs, including complete asset replacements and enhancements or upgrades that increase the original efficiency, productivity or capacity of property, plant and equipment, are also capitalized. In addition, certain of the Partnership’s plant assets require periodic and scheduled maintenance, such as overhauls. The cost of these scheduled maintenance projects are capitalized and depreciated on a straight-line basis until the next planned maintenance, which generally occurs every 5 years. Capitalized overhaul costs included in property, plant and equipment, net in the combined balance sheets were none and $0.4 million at December 31, 2011 and 2012, respectively.

Costs for planned integrity management projects are expensed in the period incurred. These types of costs include in-line inspection services, contractor repair services, materials and supplies, equipment rentals and labor costs. The costs of repairs, minor replacements and maintenance projects, which do not increase the original efficiency, productivity or capacity of property, plant and equipment, are expensed as incurred.

Impairment of Long-lived Assets

The Partnership evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. A long-lived asset is considered impaired when the sum of the estimated, undiscounted future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, estimates of future undiscounted cash flows take into account possible outcomes and probabilities of their occurrence. If the carrying amount of the long-lived

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the long-lived asset. With respect to natural gas processing plants and pipelines and NGL pipelines, management considers the volume of third-party reserves behind the asset and future NGL and natural gas prices to estimate cash flows. The amount of additional reserves developed by future drilling activity depends, in part, on expected natural gas prices. Projections of reserves, drilling activity, and future commodity prices are inherently subjective and contingent upon a number of variable factors, many of which are difficult to forecast. Any significant variance in any of these assumptions or factors could materially affect future cash flows, which could result in the impairment of an asset group.

For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value, less the cost to sell, to determine if impairment is required. Until the assets are disposed of, an estimate of the fair value is determined when related events occur or circumstances change. There were no asset impairments recorded in 2011 and 2012.

Segment Reporting

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, established standards for entities to report information about the operating segments and geographic areas in which they operate. The Partnership operates two segments and all of its operations are located in the United States. Our crude oil logistics segment had no material assets or operations as of or prior to December 31, 2012.

Revenues and Cost of Revenues

The Partnership’s revenues are derived primarily from the sale of NGLs extracted from natural gas processing and fees earned from its gathering and processing operations. Revenues are recognized by the Partnership using the following criteria: (1) persuasive evidence of an exchange arrangement exists, (2) delivery has occurred or services have been rendered, (3) the buyer’s price is fixed or determinable and (4) collection is reasonably assured. Utilizing these criteria, revenues are recognized when the commodity is delivered or services are rendered. Similarly, cost of revenues is recognized when the commodity is purchased or delivered.

The Partnership’s fee-based contracts provide for a fixed fee arrangement for one or more of the following midstream services: natural gas gathering, compression, dehydration, treating, processing and hydrocarbon dew-point control and transportation services to producers, third-party pipeline companies and marketers. Under these arrangements, the Partnership is paid a fixed fee based on the volume and/or thermal content of the natural gas the Partnership gathers and processes, and recognizes revenues for its services in the month such services are performed.

Under our commercial agreements that do not require us to deliver NGLs to the customer in kind, we provide NGL transportation services to the customer whereby we purchase the NGLs from the customer at an index price, less fractionation and transportation fees, and simultaneously sell the NGLs to third parties at the same index price, less fractionation fees. The revenue generated by these activities is offset by a corresponding cost of revenues that is recorded when we compensate the customer for its share of the NGLs.

Producers’ wells and other third-party gathering systems are connected to the Partnership’s gathering systems for delivery of natural gas to the Partnership’s processing and treating plants, where the natural gas is processed to extract NGLs and condensate or treated in order to satisfy downstream natural gas pipeline specifications. Under percentage of liquids (“POL”) arrangements, the Partnership retains a percentage of the liquids processed. Both the Partnership and producer depend on the volume of the commodity and its value and each party receives a percentage of the commodity revenues. Revenues are directly correlated to the commodity’s market value. POL contracts also include fee-based revenues for gathering and other midstream services. Under both fixed fee and POL arrangements, the counterparties’ share of NGLs, if not delivered as a commodity, is recorded as cost of revenues.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

Under its keep-whole contracts, the Partnership is required to gather or purchase raw natural gas at current market rates. The volume of gas gathered or purchased is based on the measured volume at an agreed upon location (generally at the wellhead). The volume of gas redelivered or sold at the tailgate of the Partnership’s processing facility will be lower than the volume purchased at the wellhead primarily due to NGLs extracted through processing. The Partnership must make up or “keep the producer whole” for the condensate and NGL volumes through the delivery of or payment for a thermally equivalent volume of residue gas. The cost of these natural gas volumes is recorded as a cost of natural gas, NGLs and condensate revenue—affiliates. The keep-whole contract conveys an economic benefit to the Partnership when the combined value of the individual NGLs is greater in the form of liquids than as a component of the natural gas stream; however, the Partnership is adversely impacted when the value of the NGLs is lower as liquids than as a component of the natural gas stream. Certain contracts also include fee-based revenues for gathering and other midstream services. Cost of revenues are derived primarily from the creation of natural gas, NGLs and condensate revenue. There are no material costs categorized as cost of revenue directly identified with gathering, processing and other revenue.

The Partnership is subject to the risks inherent in the industry in which it operates, which historically have been primarily related to fluctuating prices of natural gas. These prices are subject to fluctuations in response to changes in supply, weather, market uncertainty and a variety of additional factors that are beyond the control of the Company.

Natural Gas Imbalances

The combined balance sheets include natural gas imbalance receivables and payables caused by the difference in natural gas delivered to the Partnership’s customers and the natural gas contractually owed to the customers. Most natural gas imbalances are settled monthly in cash and calculated according to the terms of their contracts. However, one of the Partnership’s imbalances will be settled in kind. The value of the imbalance is based on the lower of the average cost or market as of the balance sheet date. As of December 31, 2012, the Partnership recorded an imbalance receivable of $0.2 million, which is recorded in accounts receivable in the combined balance sheets. Changes in gas imbalances are reported net of the cost of product in the combined statements of operations. The Partnership had no natural gas imbalance receivables or payables as of December 31, 2011.

Fair Value

FASB ASC 820, Fair Value Measurement, established a single authoritative definition of fair value when accounting rules require the use of fair value, set out a framework for measuring fair value and required additional disclosures about fair value measurements. The standard clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities).

•	Level 3—Significant unobservable inputs (including the Partnership’s own assumptions in determining fair value).

When the Partnership is required to measure fair value, and there is not a market-observable price for the asset or liability or a market-observable price for a similar asset or liability, the Partnership utilizes the cost, income, or market valuation approach depending on the quality of information available to support management’s assumptions.

The carrying amount of Long-term debt reported on the combined balance sheets approximates fair value, because of the variable rate nature of the Partnership’s long-term debt. The carrying amounts of cash and cash

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

equivalents, accounts receivable, accounts payable and accrued liabilities reported on the combined balance sheets approximate fair value due to the short-term nature of these items. The fair value of the Partnership’s accounts receivable with affiliates and accounts payable with affiliates cannot be determined due to the related party nature of these items. Derivative instruments are measured at fair value at each reporting period.

Asset Retirements Obligations

FASB ASC 410, Asset Retirement and Environmental Obligations, requires the Partnership to evaluate whether any future asset retirement obligations exist as of December 31, 2011 and 2012, and whether the expected retirement date of the related costs of retirement can be estimated. The Partnership has concluded that its natural gas gathering system assets, which include pipelines and treating facilities, have an indeterminate life because they are owned and will operate for an indeterminate future period when properly maintained. A liability for these asset retirement obligations will be recorded only if and when a future retirement obligation with a determinable life is identified. The Partnership did not record any asset retirement obligations as of December 31, 2011 and 2012 because the Partnership has no current intention of discontinuing use of any significant assets.

Environmental Expenditures

The operations of the Partnership are subject to various federal, state and local laws and regulations relating to the protection of the environment. Although the Partnership believes that it is in compliance with applicable environmental regulations, the risk of costs and liabilities are inherent in pipeline ownership and operation, and there can be no assurances that significant costs and liabilities will not be incurred by the Partnership.

Environmental expenditures related to operations that generate current or future revenues are expensed or capitalized, as appropriate. Liabilities are recorded when the necessity for environmental remediation or other potential environmental liabilities become probable and the costs can be reasonably estimated. Management is not aware of any contingent liabilities that currently exist with respect to environmental matters.

Accounting for Derivative and Hedging Activities

From time to time, the Partnership enters into derivative transactions to mitigate its exposure to price fluctuations in NGLs. The Partnership recognizes all derivative instruments as either assets or liabilities in the combined balance sheets at their respective fair value. For derivatives designated in hedging relationships, changes in the fair value are recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged, until the hedged item affects earnings.

For all hedging transactions, the Partnership formally documents the hedging transaction and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Partnership also formally assesses, both at the inception of the hedging transaction and on an ongoing bases, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging transaction, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

The Partnership discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Partnership continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Partnership discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

During 2011, the Partnership entered into cash flow hedges to mitigate exposure to fluctuating ethane prices, the last of which settled on March 31, 2012.

The Partnership has elected the normal purchases and sales exception for commodity transactions used in the normal course of business when it is probable that physical delivery will occur.

Interest Rate Swaps

The Partnership utilizes derivative instruments to manage its exposure to interest rate risk. In January 2011, the Partnership entered into an interest rate swap for this purpose (“2011 Swap”). The 2011 Swap did not meet the criteria necessary to qualify for cash flow hedge accounting and was recorded at fair value at each reporting period with changes in fair value recognized currently in earnings. The 2011 Swap was settled in full on December 17, 2012. On December 17, 2012, the Partnership entered into a new interest rate swap (“2012 Swap”) to manage its exposure to interest rate risk. The 2012 Swap does not meet the criteria necessary to qualify for cash flow hedge accounting and is recorded at fair value at each reporting period with changes in fair value recognized currently in earnings. Realized and unrealized gains and losses on both interest rate swaps are recorded in gain (loss) on interest rate swap in the combined statements of operations.

Income Taxes

The Partnership is not a taxable entity for U.S. federal income tax purposes or for the majority of states that impose an income tax. Therefore, income taxes are not levied at the entity level, but rather on the individual partners of the Partnership. Accordingly, the accompanying combined financial statements do not include a provision for federal and state income taxes. The Partnership is subject to the Revised Texas Franchise Tax (“Texas Margin Tax”). The Texas Margin Tax is computed on modified gross margin and was not significant for the years ended December 31, 2011 and 2012, and is recorded in property and other taxes in the combined statements of operations. The Partnership does not do business in any other state where a similar tax is applied. As of December 31, 2012, the Partnership had no liability reported for unrecognized tax benefits.

Net Income Per Unit

The Partnership has omitted earnings per unit because the Partnership has operated under a sole member equity structure for the periods presented.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties that are probable of realization are separately recorded as assets, and are not offset against the related environmental liability.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environment remediation obligations are not discounted to their present value.

Related Party Transactions

SEV and its subsidiaries provide certain services to the Partnership, including participation by Marlin Midstream in the SEV debt facility, employee benefits provided through SEV’s benefit plans, administrative

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

services provided by SEV employees and management, insurance and office space leased in SEV’s headquarters building. As such, the accompanying combined financial statements include costs that have been incurred by SEV on behalf of the Partnership. These amounts incurred by SEV are then billed or allocated to the Partnership and are classified on the combined statements of operations as either direct operation and maintenance—affiliates or as general and administrative—affiliates. Such expenses include, but are not limited to, salaries, benefits, insurance, accounting, tax, legal and technology services. Costs which are specifically incurred on behalf of the Partnership are billed directly to the Partnership. Please read Note 8 (“Transactions with Affiliates”) for further discussion.

Use of Estimates and Assumptions

The preparation of the Partnership’s combined financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. Significant items subject to such estimates by the Partnership’s management include provisions for uncollectible receivables, valuation of long-lived assets and related estimated useful lives, valuation of derivatives and reserves for contingencies.

Recent Accounting Pronouncements

In February 2013 the FASB issued Accounting Standards Update (“ASU”) No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date (“ASU 2013-04”), regarding accounting for obligations resulting from joint and several liability arrangements. ASU 2013-04 is effective for interim and annual periods beginning January 1, 2014. Early adoption is permitted with retrospective application. The Partnership adopted this standard upon issuance and has applied the requirements to its 2011 and 2012 combined financial statements. Please read Note 4 (“Long-term Debt”) to the combined financial statements for discussion.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 retains the existing offsetting requirements and enhances the disclosure requirements to allow investors to better compare financial statements prepared under GAAP with those prepared under International Financial Reporting Standards (“IFRS”). On January 31, 2013, the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (“ASU 2013-01”). ASU 2013-01 limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements and securities lending transactions. Both standards will be effective for interim and annual periods beginning January 1, 2013 and should be applied retrospectively. The Partnership believes these standards will expand its combined financial statement footnote disclosures.

In February 2013, the FASB issued Accounting Standards Update ASU No. 2013-02, Reporting Amounts Reclassified Out of Accumulated Comprehensive Income (“ASU 2013-02”), related to the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the related notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2012. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. As such, the Partnership can delay the adoption of certain

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

accounting standards until these standards would otherwise apply to private companies. The Partnership has elected to delay such adoption of new or revised accounting standards, and as a result, the Partnership will not adopt ASU 2013-02 until interim periods in 2014 as required by nonpublic entities.

3. Property, Plant and Equipment

Net property, plant and equipment as of December 31 are composed of the following (in thousands):

	Estimated Useful Lives (Years)	2011	2012
Gas processing plants(1)	5 – 40	$129,255	$132,690
Gathering pipelines and related equipment	5 – 40	37,247	36,853
Land and rights of way	—	7,346	8,197
Construction-in-progress	—	6,202	12,486
Information technology and other	2 – 10	1,963	2,467
Office building	15	—	306
Autos	5	105	296

Total		182,118	193,295

Accumulated depreciation		(20,479)	(28,156)

Property, plant and equipment, net		$161,639	$165,139

(1)	Includes inlet and residue pipelines and connections.

The Partnership’s principal assets consist of the two related natural gas processing facilities located in Panola County, Texas, a natural gas processing facility located in Tyler County, Texas, a 50% interest in a CO2 processing facility located in Monell, Wyoming, two natural gas gathering systems connected to its Panola County processing facilities and two NGL transportation pipelines that connect its Panola County and Tyler County processing facilities to third party NGL pipelines. The second of the Panola facilities was completed in December of 2011.

In June 2006, the Partnership and Anadarko Gathering Company (“Anadarko”) entered into a collaborative agreement of construction, ownership and operation of the Monell processing facility located in Monell, Wyoming. Under the agreement, the Partnership and Anadarko each own 50% of the ownership interest in the plant. The Partnership was responsible for design and construction of the Monell facility. Anadarko was designated as an operator of the facility who has exclusive right to operate the facility until terminated by unanimous vote of the owners. Revenue generated from and capital expenditures and operating expenses incurred in connection with the operation of the plant are allocated on a pro-rata basis in proportion to each owner’s ownership interest. The Partnership records its proportional cost of the Monell facility and its share of revenues and expenses in its combined financial statements, as earned and incurred, respectively. For the years ended December 31, 2011 and 2012, the Partnership recorded revenues of $1.6 million and $1.2 million, respectively, and recorded expenses of $0.4 million and $0.4 million, respectively, attributable to the Monell facility in connection with the collaborative arrangement. These revenues are recorded in natural gas, NGLs and condensate revenue and the expenses are recorded in operation and maintenance in the combined statements of operations. As of December 31, 2011 and 2012, property, plant and equipment, net recorded in the combined balance sheets attributable to the Monell facility was $3.7 million and $3.5 million, respectively.

The cost of property, plant and equipment classified as “Construction-in-progress” is excluded from costs being depreciated. These amounts represent property that is not yet suitable to be placed into productive service as of the respective balance sheet date.

Depreciation expense was $5.4 million and $7.7 million for the years ended December 31, 2011 and 2012, respectively.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

4. Long-Term Debt

Long-term debt at December 31 consists of the following (in thousands):

	2011	2012
Term loan	$123,500	$125,000
Revolving credit facility	—	1,500

Total debt	123,500	126,500
Less: current maturities	6,500	6,250

Total long-term debt	$117,000	$120,250

In October 2007, SEV and all of its subsidiaries (collectively, the “Borrowers”), including Marlin Midstream, were party to a credit agreement, consisting of a working capital facility, a term loan and a revolving credit facility (the “Credit Agreement”), as co-borrowers and were jointly and severally liable for amounts borrowed under the Credit Agreement. The Credit Agreement was secured by substantially all of the assets of SEV and its subsidiaries, including all of Marlin Midstream’s assets.

The Credit Agreement was amended on May 30, 2008 to provide for a $177.5 million working capital facility, a $100.0 million term loan, and a $35.0 million revolving credit facility. On January 24, 2011, the Borrowers amended and restated the Credit Agreement (the “Fifth Amended Credit Agreement”) to decrease the working capital facility to $150.0 million, to increase the term loan to $130.0 million and to eliminate the revolving credit facility.

On December 17, 2012, the Borrowers amended and restated the Fifth Amended Credit Agreement to decrease the working capital facility to $70.0 million, to decrease the term loan to $125.0 million and to reinstate the revolving credit facility in the amount of $30.0 million (the “Sixth Amended Credit Agreement”). The Sixth Amended Credit Agreement matures on December 17, 2014.

Although Marlin Midstream is jointly and severally liable for SEV’s borrowings, Marlin Midstream has not historically had access to the working capital facility, but was the primary recipient of the proceeds from the term loan and revolving credit facility.

The Partnership adopted ASU 2013-04, which prescribes the accounting for joint and several liability arrangements. Partnership has elected to early adopt ASU 2013-04 and has applied the accounting guidance retrospectively to its 2011 and 2012 financial statements as required by the standard. This guidance requires an entity to measure its obligation resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. Based on the Sixth Amended Credit Agreement and understanding among the Borrowers, the term loan and the revolving credit facility are assigned specifically to Marlin Midstream. The Partnership has recognized the proceeds from the term loan and the revolving credit facility on its combined balance sheets at December 31, 2011 and 2012 in the amount of $123.5 million and $126.5 million respectively, which represent the amounts Marlin Midstream agreed with the other borrowers to pay, and the amounts Marlin Midstream expects to pay.

The Partnership expects the working capital facility to be used by SEV and its affiliates, excluding Marlin Midstream. In the event of a default by SEV, Marlin Midstream could become liable for the outstanding balance of the working capital facility, since there are no recourse provisions limiting Marlin Midstream’s liability. However, based on historical knowledge of the previous credit facilities, as well as the Partnership’s understanding and assessment of the Partnership’s and SEV’s future operating plans and capabilities, the Partnership has concluded the probability that Marlin Midstream will be required to pay the outstanding borrowings by SEV under the working capital facility to be remote. The SEV outstanding balance on the working capital facility at December 31, 2012 was $10.0 million.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

Revolving Credit Facility and Term Loan

The revolving credit facility and term loan are available: (a) for Marlin Midstream’s general corporate purposes and (b) to finance Marlin Midstream’s capital expenditures and acquisitions. At any time, or from time to time, borrowings outstanding under the revolving credit facility and term loan may be repaid in whole or in part without any financial penalty.

The Sixth Amended Credit Agreement contains various operational and financial covenants that are typical for these types of agreements and may restrict Marlin Midstream from assuming certain types of debt, granting liens, selling substantial portions of assets, transferring assets, merging, dissolving, or otherwise materially changing the character of the business. Marlin Midstream was in compliance of all covenants as of December 31, 2012.

Term loan

The term loan consisted of $130.0 million in 2011 under the Fifth Amended Credit Agreement and was later amended to $125.0 million on December 17, 2012 under the Sixth Amended Credit Agreement. The term loan requires quarterly principal payments of $1.6 million to maturity, with the balance of $112.5 million due on December 17, 2014.

Under the Sixth Amended Credit Agreement, Marlin Midstream may elect to have loans under the term loan bear interest either (i) at a Eurodollar based rate plus a margin ranging from 3.50% to 4.25% depending on SEV’s consolidated funded indebtedness ratio then in effect, or (ii) at a base rate loan plus a margin ranging from 2.50% to 3.25% depending on SEV’s consolidated funded indebtedness ratio then in effect.

The interest rate for the term loan was 3.55% and 3.96% at December 31, 2011 and 2012, respectively.

Revolving credit facility

The revolving credit facility had $35.0 million borrowing capacity as of December 31, 2010 and was eliminated in January 2011 under the Fifth Amended Credit Agreement. The revolving credit facility was reinstated on December 17, 2012 with a borrowing capacity of $30.0 million as part of the Sixth Amended Credit Agreement. The revolving credit facility outstanding principal is due on December 31, 2014. The outstanding balance on the revolving credit facility at December 31, 2012 was $1.5 million.

Marlin Midstream may elect to have borrowings under the revolving credit facility bear interest either (i) at a Eurodollar based rate plus a margin ranging from 3.50% to 4.25% depending on SEV’s consolidated funded indebtedness ratio then in effect, or (ii) at a base rate loan plus a margin ranging from 2.50% to 3.25% depending on SEV’s consolidated funded indebtedness ratio then in effect.

The unused portion of the revolving credit facility is subject to a commitment fee of 0.50%. The interest rate was 3.96% at December 31, 2012 and Marlin Midstream had no outstanding revolving credit facility at December 31, 2011.

Deferred Financing Costs

Deferred financing costs were $0.8 million and $1.2 million as of December 31, 2011 and 2012, respectively. Of these amounts, $0.4 million and $0.7 million are included in other current assets within the combined balance sheets at December 31, 2011 and 2012, respectively, and $0.4 million and $0.5 million are included in other assets within the combined balance sheets at December 31, 2011 and 2012, respectively, based on the term of the related debt obligations.

Amortization of deferred financing costs was $0.4 million and $0.4 million for 2011 and 2012, respectively, and is recorded in interest expense, net of amounts capitalized in the combined statements of operations.

In conjunction with executing the Fifth Amended Credit Agreement in 2011, Marlin Midstream paid $1.1 million of financing costs, all of which were capitalized.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

In conjunction with executing the Sixth Amended Credit Agreement in 2012, Marlin Midstream paid $1.0 million of financing costs, of which $0.9 million was capitalized and $0.1 million was expensed immediately in general and administrative expenses in the combined statements of operations. Simultaneously, Marlin Midstream wrote off $0.2 million of existing unamortized deferred financing costs related to the Fifth Amended Credit Agreement, which is recorded in interest expense in the combined statements of operations.

Interest Expense

A reconciliation of total interest expense to “interest expense, net of amounts capitalized” as reported in the combined statements of operations for December 31 is as follows (in thousands):

	2011	2012
Interest expense on long-term debt	$4,545	$4,599
Interest expense from amortization of deferred financing costs	367	365
Interest expense from write-off of deferred financing costs	—	177
Less interest expense capitalized	(1,179)	(214)

Total interest expense, net of amounts capitalized	$3,733	$4,927

Debt Maturities

Aggregate maturities of the principal amounts of long-term debt, under the Sixth Amended Credit Agreement as of December 31, 2012 are as follows (in thousands):

2013	$6,250
2014	120,250

Total	$126,500

5. Derivative Financial Instruments

The Partnership uses interest-rate-related derivative instruments to manage its exposure related to changes in interest rates on its variable rate debt instruments and periodically uses commodity derivatives to manage its exposure to commodity price fluctuations. The Partnership does not enter into speculative or trading derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates and commodity prices, the Partnership exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of the derivative contract is negative, the Partnership owes the counterparty, and therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Partnership do not contain credit-risk-related contingent features.

Market risk is the adverse effect on the fair value of a derivative instrument that results from a change in the underlying interest rates or commodity prices. For derivative instruments where hedge accounting is utilized, unrealized gains and losses recognized on derivative instruments due to changes in the fair value of the derivative instruments will offset corresponding realized gains and losses on the related hedged item. Unrealized gains or losses are recognized on the derivative instruments, to the extent the hedge is effective, are deferred in other comprehensive income, and recognized in income when the underlying hedged transaction in recognized. For derivative instruments where hedge accounting is not utilized, unrealized gains and losses due to changes in the fair value of the derivative instruments are recognized currently in earnings and may not fully offset current period realized gain or losses on the related hedged item. The market risk associated with interest rate and commodity price contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

The Partnership maintains a commodity-price-risk management strategy that periodically uses derivative instruments to minimize significant unanticipated earnings fluctuations caused by commodity-price-volatility.

Commodity Derivatives

The Partnership is exposed to market risk from changes in energy commodity prices within its operations. The Partnership sells NGL volumes received as compensation for processing services and also buys natural gas to satisfy the required fuel and shrink needed to recover NGLs. To reduce exposure to a decrease in revenues from fluctuations in NGL market prices or increases in costs and operating expenses from fluctuations in natural gas market prices, the Partnership may enter into NGL or natural gas derivative contracts to mitigate the price risk on forecasted sales of NGLs and purchases of natural gas. The Partnership’s NGL derivatives have been designated as cash flow hedges, while its natural gas derivatives do not qualify for hedge accounting despite hedging its future cash flows on an economic basis.

Changes in the fair value of commodity derivatives that are not designated as cash flow hedges are recorded within cost of revenues—affiliates in the combined statements of operations. Changes in the fair value of designated cash flow hedges, to the extent effective, are deferred in other comprehensive income and reclassified into earnings in the same period or periods in which the hedged forecasted purchases or sales affect earnings, or when it is probable that the hedged forecasted transaction will not occur by the end of the originally specified time period. Settlements of derivatives are included in cash flows from operating activities for the Partnership. The Partnership has no outstanding commodity derivative instruments at December 31, 2012.

The following table summarizes notional quantities of outstanding ethane forwards contracts and natural gas option contracts that were in place for fixed price purchase and sale commitments as of December 31 (in thousands):

Commodity	Unit	Notional Value
		2011	2012
Designated as hedges:
Ethane	Gallons	(3,058)	—

Not qualifying or not designated as hedges:
Natural Gas	MMBtu	300	—

Interest Rate Swap

In November 2007, Marlin Midstream entered into an interest rate swap transaction with a financial institution to hedge the exposure to changes in the floating interest rates associated with Marlin Midstream’s debt obligations (the “2007 Swap”). In accordance with the Swap transaction, the initial notional amount was $100.0 million. Marlin Midstream paid a fixed rate and received a floating rate under the 2007 Swap transaction. The original maturity date of the Swap agreement was in November 2011.

On January 24, 2011, Marlin Midstream entered into the 2011 Swap. The 2011 Swap paid a fixed rate and received a floating rate in order to fix the interest rate on Marlin Midstream’s term loan and was scheduled to mature on January 24, 2014. The 2011 Swap replaced the 2007 Swap. The notional amount of the 2011 Swap as of December 31, 2011 was $100.0 million.

On December 17, 2012, Marlin Midstream terminated the 2011 Swap and entered into the 2012 Swap in order to fix a portion of the interest rate on the Marlin Midstream’s amended term loan. Marlin Midstream pays a fixed rate and receives a floating rate under the 2012 Swap. The maturity date of the 2012 Swap is December 17, 2014. The notional amount of Marlin Midstream’s term loan declines over time so that the amount of debt covered by the 2012 Swap is $62.5 million and $59.4 million at December 31, 2012 and 2013, respectively.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

Marlin Midstream’s interest rate swaps did not meet the criteria necessary to qualify for cash flow hedge accounting and thus are recorded at fair value at each reporting period with the associated unrealized gain or loss recorded in gain (loss) on interest rate swap in the combined statements of operations.

The following table presents the fair value of the Partnership’s derivative assets and liabilities including amounts for designated and undesignated hedge activities (in thousands):

Description of Derivatives	Balance sheet location	December 31, 2011		December 31, 2012
		Assets	Liabilities	Assets	Liabilities
Undesignated interest rate swap contract	Other assets	$—	$—	$15	$—
Undesignated interest rate swap contract	Fair value of derivative liabilities	—	(2,012)	—	(72)
Undesignated interest rate swap contract	Fair value of derivative liabilities—long-term	—	(2,242)	—	—
Undesignated natural gas option contracts(1)	Fair value of derivative liabilities—affiliates	—	(344)	—	—
Designated NGL forward contracts(1)(2)	Fair value of derivative liabilities—affiliates	63	—	—	—

Total		$63	$(4,598)	$15	$(72)

(1)

As both commodity derivative instruments are with the same SEV affiliate counterparty, they are presented net on the combined balance sheets as the Partnership has the legal right to offset such contracts.

(2)

As this derivative instrument was accounted for using hedge accounting, the Partnership also recorded a corresponding unrealized gain of $0.1 million in accumulated other comprehensive income at December 31, 2011.

The following table presents the net realized and unrealized gain (loss) recognized in net income for derivative instruments not designated as hedging instruments (in thousands):

Description of Derivatives	Statement of Operations Location	Years Ended December 31,
		2011	2012
Natural gas option contracts	Cost of revenues—affiliates	$(496)	$(87)
Interest rate swap contracts	Loss on interest rate swap	(2,176)	(851)

Total loss recognized in income		$(2,672)	$(938)

The following table presents the gain (loss) for NGL forward contracts designated and accounted for as cash flow hedges, as recognized in other comprehensive income and cost of revenues—affiliates (in thousands):

Description of Derivatives	Location	Years Ended December 31,
		2011	2012
Gain recognized in accumulated other comprehensive income	Accumulated other comprehensive income	$122	$689
Gain reclassified from accumulated other comprehensive income to income	Cost of revenues—affiliates	$59	$752

As of December 31, 2012, there are no deferred gains or losses remaining in accumulated other comprehensive income as the Partnership does not have any open derivative instruments designated as cash flow hedges at December 31, 2012.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

6. Fair Value of Financial Instruments

The following table provides the Partnership’s carrying values of financial instruments measured at fair value on a recurring basis, by input level. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value requires judgment and may affect the placement of assets and liabilities within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total
	(in thousands)
December 31, 2011
Commodity derivative liability—affiliates—current	$—	$(281)	$—	$(281)
Interest rate swap liability—current	$—	$(2,012)	$—	$(2,012)
Interest rate swap liability—long-term	$—	$(2,242)	$—	$(2,242)
December 31, 2012
Interest rate swap liability—current	$—	$(72)	$—	$(72)
Interest rate swap asset—long-term	$—	$15	$—	$15

The Partnership had no financial instruments measured using Level 1 or 3 at December 31, 2011 and 2012. The Partnership had no transfers of assets or liabilities between any of the above levels during 2011 or 2012. The commodity derivative instruments are valued using broker quoted market prices of similar commodity contracts using Level 2 inputs. The interest rate swap derivatives are valued using current forward interest rates as quoted by brokers to be received in a cash market. The Partnership also considers its counterparty credit rating, which is internally estimated in determining a credit adjustment. The credit adjustment was not material as of December 31, 2011 and 2012, respectively.

The estimated fair value of accounts receivable, accounts payable, and accrued liabilities approximate their carrying values due to their short-term nature. The estimated fair value of accounts receivable—affiliates and accounts payable—affiliates cannot be determined due to the related party nature of these items. The estimated fair value of the Partnership’s outstanding long-term debt approximates carrying value due to the variable rate nature of the Partnership’s long-term debt.

7. Commitments and Contingencies

In 2012, the Partnership entered into equipment leases with future cash obligations of $0.3 million for 2013 and $0.1 million for 2014. Total lease and rental expense, including short-term rentals, for 2011 and 2012 was $0.9 million and $0.9 million, respectively, and is recorded in operation and maintenance in the combined statements of operations.

In 2012, the Partnership entered into an agreement to purchase railcars with a future cash obligation of $12.6 million due in 2014. The railcars are expected to be delivered in the spring of 2014.

The Partnership has reserved capacity of 3,500 barrels a day at a third-party fractionator. If the Partnership fails to deliver 95% of the reserved capacity, then Partnership is obligated to pay a fixed fee. The maximum total fixed fee that the Partnership would be obligated to pay is approximately $2.2 million per year through the end of the contract, which expires April 30, 2015. To date, the Partnership has not been required to pay any penalties for under-delivery of volumes.

From time to time, the Partnership may be involved in legal, tax, regulatory and other proceedings in the ordinary course of business. Management does not believe that we are a party to any litigation that will have a material impact on our financial condition or results of operations.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

8. Transactions with Affiliates

From time to time, the Partnership enters into transactions with SEV related affiliates that have a common owner with the Partnership in order to reduce risk, create strategic alliances and supply or receive goods and services to these SEV related affiliates.

Accounts receivable from and accounts payable to affiliates

The Partnership had receivables due from affiliates of $1.4 million and $0.1 million at December 31, 2011 and 2012. Payables to affiliates were $8.4 million and $18.7 million at December 31, 2011 and 2012, respectively, primarily related to gas purchases from affiliates to satisfy requirements under the Partnership’s keep-whole contracts. Please read also Note 10 (“Subsequent Events”).

Revenues and cost of revenues

The Partnership provides processing services for a subsidiary of SEV, whereby the Partnership gathers natural gas from third parties, extracts NGLs, and redelivers the processed natural gas to the subsidiary of SEV. Under certain third-party contracts, the Partnership transfers all natural gas purchased to the subsidiary of SEV at market price. The Partnership also replaces energy used in processing due to the extraction of liquids, compression and transportation of natural gas, and fuel by purchasing natural gas from a subsidiary of SEV at the same market price. The Partnership uses the MMBtu volume to measure how much energy is used in processing. Cost of natural gas, NGLs and condensate revenue—affiliates included in the Partnership’s results of operations for the years ended December 31, 2011 and 2012 from these agreements were $17.4 million and $7.7 million, respectively.

Additionally, the Partnership has entered into a gas transportation agreement with a subsidiary of SEV. The Partnership receives the higher of (i) a minimum monthly payment or (ii) a transportation fee per MMBtu times actual volumes delivered. The current transportation agreement expired on February 28, 2013, but was extended for three additional years at a fixed rate per MMBtu. Included in the Partnership’s results of operations for the years ended December 31, 2011 and 2012 are gathering, processing and other revenue—affiliates of $0.3 million and $0.3 million, respectively, related to these transactions.

Cost allocations

SEV and its affiliates have paid certain expenses on behalf of the Partnership, such as insurance, professional fees, and financing fees. These expenses are reimbursed by the Partnership to SEV and its affiliates and are included in operation and maintenance—affiliates and general and administrative—affiliates in the combined statements of operations. In addition, SEV and its affiliates have allocated certain overhead costs associated with general and administrative services, including facilities, information services, human resources and other support departments to the Partnership. Where costs incurred on the Partnership’s behalf cannot be determined by specific identification, the costs are primarily allocated to the Partnership based on percentage of departmental usage, wages or headcount. The Partnership believes these allocations are a reasonable reflection of the utilization of services provided. However, the allocations may not fully reflect the expenses that would have been incurred had the Partnership been a stand-alone company during the periods presented.

The total amount charged to the Partnership for direct reimbursement and overhead cost allocations for the years ended December 31, 2011 and 2012, which is recorded in operation and maintenance—affiliates was $0.3 million and $0.8 million, respectively. The total amount charged to the Partnership for direct reimbursement and overhead cost allocations for the years ended December 31, 2011 and 2012, which is recorded in general and administrative—affiliates was $0.9 million and $1.0 million, respectively.

Equipment purchase

In 2012, the Partnership purchased a field office facility, vehicles and computer equipment from an affiliate of SEV for $0.3 million. The purchased assets were bought by the Partnership at SEV’s historical cost basis at the time of sale, as the transactions were between related entities.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO COMBINED FINANCIAL STATEMENTS

Capital contributions

During 2012, the Partnership received capital contributions of $4.4 million from its sole member, who is also the sole member of SEV and NuDevco.

9. Concentrations of Credit Risk

Substantially all of the Partnership’s receivables are from companies in a similar industry and include independent exploration and production companies, pipeline companies and marketers. The industry concentration of these customers may impact the Partnership’s overall exposure to credit risk, either positively or negatively, as its customers may be similarly affected by changes in commodity prices, regulation and other economic factors. The Partnership performs credit analysis in order to monitor its credit risks and ensure that its customers are creditworthy.

The Partnership’s revenues are derived mainly from the sale of NGLs produced from natural gas processing and fees earned from its midstream operations including gathering and processing. Revenues from two third-party customers constituted approximately 97% and 93% of total revenues for the years ended December 31, 2011 and 2012, respectively. The Partnership has contractual arrangements with both customers negotiated at standard commercial terms for the provision of services and/or sale of NGLs with remaining terms ranging from two to six years. Accounts receivable from these customers accounted for approximately 96% and 93% of total accounts receivable at December 31, 2011 and 2012, respectively.

10. Subsequent Events

As of March 31, 2013, the Partnership had paid $4.0 million of the $18.7 million accounts payable— affiliates balance outstanding at December 31, 2012. On April 8, 2013, SEV and the Partnership entered an Acknowledgement and Agreement, whereby SEV and the Partnership acknowledged and agreed that the remaining outstanding $14.7 million accounts payable—affiliates balance (the “Outstanding Amount”) as of March 31, 2013 (i) is not required to be paid sooner than March 31, 2014, (ii) that no interest shall accrue on the Outstanding Amount or any future accounts payable—affiliates balances owed by the Partnership, and (iii) the Agreement does not preclude the Partnership from paying the Outstanding Amount prior to March 31, 2014. Accordingly, the $14.7 million has been reclassified to long-term accounts payable—affiliates in the December 31, 2012 combined balance sheet.

On April 25, 2013, the Partnership received a capital contribution of $3.0 million from its sole member. On April 26, 2013, the Partnership paid $3.0 million of the Outstanding Amount, reducing the Outstanding Amount to $11.7 million.

MARLIN MIDSTREAM PARTNERS, LP

CONDENSED COMBINED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND MARCH 31, 2013

(in thousands)

	December 31, 2012	March 31, 2013
		(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,555	$2,945
Accounts receivable	6,722	2,866
Accounts receivable—affiliates	96	119
Inventory	294	327
Prepaid assets	95	102
Other current assets	836	1,426

Total current assets	13,598	7,785

PROPERTY, PLANT AND EQUIPMENT, NET	165,139	169,801
OTHER ASSETS	2,059	1,921

TOTAL ASSETS	$180,796	$179,507

LIABILITIES AND MEMBER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$1,900	$6,968
Accrued liabilities	1,319	842
Accounts payable—affiliates	4,034	3,825
Fair value of derivative liabilities	72	73
Current portion of long-term debt	6,250	6,250

Total current liabilities	13,575	17,958

LONG-TERM LIABILITIES
Accounts payable—affiliates	14,692	11,692
Long-term debt	120,250	121,188

Total liabilities	148,517	150,838

MEMBER’S EQUITY
Member’s equity	32,279	28,669

Total member’s equity	32,279	28,669

TOTAL LIABILITIES AND MEMBER’S EQUITY	$180,796	$179,507

The accompanying notes are an integral part of these condensed combined financial statements.

MARLIN MIDSTREAM PARTNERS, LP

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013

(in thousands)

	Three Months Ended March 31,
	2012	2013
	(unaudited)
REVENUES:
Natural gas, NGLs and condensate revenue	$7,964	$3,236
Gathering, processing and other revenue	2,606	4,223
Gathering, processing and other revenue—affiliates	63	44

Total Revenues	10,633	7,503

OPERATING EXPENSES:
Cost of natural gas, NGLs and condensate revenue	2,155	1,076
Cost of natural gas, NGLs and condensate revenue—affiliates	1,218	1,452
Operation and maintenance	3,806	3,657
Operation and maintenance—affiliates	83	248
General and administrative	545	1,125
General and administrative—affiliates	276	341
Property and other taxes	209	245
Depreciation expense	1,856	1,984

Total operating expenses	10,148	10,128

Operating income	485	(2,625)
Interest expense, net of amounts capitalized	(1,140)	(1,299)
Loss on interest rate swap	(368)	(10)

Net loss	$(1,023)	$(3,934)

Other comprehensive income (loss)
Deferred gain from cash flow hedges	689	—
Reclassification of deferred gain from cash flow hedges into net income	(752)	—

Comprehensive loss	$(1,086)	$(3,934)

The accompanying notes are an integral part of these condensed combined financial statements.

MARLIN MIDSTREAM PARTNERS, LP

CONDENSED COMBINED STATEMENT OF MEMBER’S EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2013 (UNAUDITED)

(in thousands)

Member’s Equity
Balance—December 31, 2012	$32,279
Capital contributions	324
Net loss	(3,934)

Balance—March 31, 2013	$28,669

The accompanying notes are an integral part of these condensed combined financial statements.

MARLIN MIDSTREAM PARTNERS, LP

CONDENSED COMBINED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED

MARCH 31, 2012 AND 2013

(in thousands)

	Three Months Ended March 31,
	2012	2013
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(1,023)	$(3,934)
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Depreciation expense	1,856	1,984
Amortization of deferred financing costs	91	167
Unrealized gain (loss) on derivatives	(184)	(8)
Unrealized gain (loss) on derivatives—affiliates	(344)	—
Changes in assets and liabilities:
Decrease in accounts receivable	2,675	3,856
(Increase) decrease in accounts receivable—affiliates	1,283	(23)
(Increase) decrease in inventory	103	(33)
(Increase) decrease in prepaid assets	22	(7)
(Increase) decrease in other current assets	158	(624)
Decrease in other assets	—	14
Increase in accounts payable	70	1,687
Increase (decrease) in accrued liabilities	181	(477)
Increase (decrease) in accounts payable—affiliates	1,121	(3,209)

Net cash provided by operating activities	6,009	(607)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(4,696)	(3,264)

Net cash used in investing activities	(4,696)	(3,264)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing of long-term debt	—	3,000
Repayments on long-term debt	(1,625)	(2,063)
Member capital contributions	—	324

Net cash provided by financing activities	(1,625)	1,261

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(312)	(2,610)
CASH AND CASH EQUIVALENTS—Beginning of Period	431	5,555

CASH AND CASH EQUIVALENTS—End of Period	$119	$2,945

CASH PAID FOR INTEREST	$1,099	$1,499
ACCRUAL OF CONSTRUCTION-IN-PROCESS AND CAPITAL EXPENDITURES	$464	$4,018

The accompanying notes are an integral part of these condensed combined financial statements.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

1. Formation and Organization

The accompanying condensed combined financial statements of Marlin Midstream Partners, LP (referred to as the “Partnership”) have been prepared in connection with the initial public offering of its common units representing limited partner interests (the “Offering”). The Partnership is a Delaware limited partnership, formed in April 2013 by NuDevco Partners, LLC and its affiliates (“NuDevco”). NuDevco, a sole member limited liability company formed on August 27, 2010 under the Texas Limited Liability Company Act (“TLLCA”), is an affiliate of Spark Energy Ventures, LLC (“SEV”), a sole member limited liability company formed on October 8, 2007 under the TLLCA. NuDevco and SEV are both wholly owned by W. Keith Maxwell III. SEV is currently the sole member of Marlin Midstream , LLC and its wholly owned subsidiaries (“Marlin Midstream”) and Mr. Maxwell is currently the sole member of Marlin Logistics, LLC (“Marlin Logistics”). In connection with the closing of the Offering, SEV will contribute all of its interest in Marlin Midstream to the Partnership and Mr. Maxwell will contribute all of his interest in Marlin Logistics to the Partnership, through a series of transfers of interest in entities all under the common control of Mr. Maxwell in exchange for wholly owned subsidiaries of NuDevco receiving common units and all of the Partnership’s subordinated units and incentive distribution rights.

The contribution of entities as discussed above to the Partnership is not considered a business combination accounted for under the purchase method, as it will be a transfer of assets and operations under common control and, accordingly, balances will be transferred at their historical cost. The Partnership’s condensed combined financial statements were prepared using Marlin Midstream’s and Marlin Logistics’ historical basis in the assets and liabilities, and include all revenues, costs, assets and liabilities attributed to these entities for the periods presented.

The Partnership’s general partner, Marlin Midstream GP, will manage the Partnership’s activities subject to the terms and conditions specified in the Partnership’s partnership agreement. The Partnership’s general partner will be owned by NuDevco Midstream Development, a direct wholly owned subsidiary of NuDevco. The operations of the general partner, in its capacity as general partner will be managed by its board of directors. Actions by the general partner that are made in its individual capacity will be made by NuDevco Midstream Development as the sole member of the Partnership’s general partner and not by the board of directors of the general partner. The Partnership’s general partner will not be elected by the Partnership’s unitholders and will not be subject to re-election on a regular basis in the future. The officers of the general partner will manage the day-to-day affairs of the Partnership’s business.

Marlin Midstream was formed November 26, 2002 as a sole member limited liability company under the TLLCA. Marlin Midstream is a midstream energy company that offers the following midstream services: natural gas gathering, compression, dehydration, treating, processing and hydrocarbon dew-point control and transportation services to producers, third-party pipeline companies and marketers. Marlin Midstream sells or delivers its natural gas liquids (“NGLs”) produced from natural gas processing to third parties.

Marlin Logistics, formerly known as FuelCo Energy, LLC, was formed August 26, 2010 as a sole member limited liability company under the TLLCA. Marlin Logistics is a crude oil logistics company that offers crude oil transloading services. As of March 31, 2013, Marlin Logistics has had no significant operations, assets or liabilities.

Marlin Midstream’s wholly-owned subsidiaries include, Marlin G&P I, LLC (hereafter “MG1”), Turkey Creek Pipeline, LLC (hereafter “TCP”), and Murvaul Gas Gathering, LLC (hereafter “Murvaul”).

2. Basis of Presentation and Accounting Policies

The accompanying condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

Accordingly, these statements do not include all information and footnote disclosures required for annual statements. The preparation of condensed combined financial statements in accordance with GAAP requires management to make estimates and assumptions that reflect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. In the opinion of our management, all adjustments and eliminations, consisting of normal recurring adjustments, necessary for the fair representation of our financial statements for the interim periods reported have been included. Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results which may be expected for the full year or any interim period. The condensed combined financial statements include the accounts of the Partnership and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying condensed combined financial statements have been prepared in accordance with Regulation S-X, Article 3, General Instructions as to Financial Statements and Staff Accounting Bulletin (“SAB”) Topic 1-B, Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. Certain expenses incurred by SEV are only indirectly attributable to its ownership of Marlin Midstream. As a result, certain assumptions and estimates are made in order to allocate a reasonable share of such expenses to the Partnership, so that the accompanying condensed combined financial statements reflect substantially all costs of doing business. The allocations and related estimates and assumptions are described more fully in Note 8 (“Transactions with Affiliates”), which the Partnership believes are reasonable.

SEV has allocated various corporate overhead expenses to the Partnership based on percentage of departmental usage, wages or headcount. These allocations are not necessarily indicative of the cost that the Partnership would have incurred had it operated as an independent stand-alone entity. As such, the condensed combined financial statements do not fully reflect what the Partnership’s financial position, results of operations and cash flows would have been had the Partnership operated as a stand-alone company during the periods presented. Marlin Midstream has also relied upon SEV and its affiliates as a participant in SEV’s credit facility. As a result, historical financial information is not necessarily indicative of what the Partnership’s results of operations, financial position and cash flows will be in the future.

Subsequent events have been evaluated through the date these financial statements are issued. Any material subsequent events that occurred prior to such date have been properly recognized or disclosed in the condensed combined financial statements.

Segment Reporting

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, established standards for entities to report information about the operating segments and geographic areas in which they operate. The Partnership operates two segments and all of its operations are located in the United States. Our crude oil logistics segment had no material assets or operations as of or prior to March 31, 2013.

Net Income Per Unit

The Partnership has omitted earnings per unit because the Partnership has operated under a sole member equity structure for the periods presented.

Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-11, Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 retains the existing offsetting requirements and enhances the disclosure requirements to allow investors to better compare financial statements prepared under GAAP with those prepared under International Financial Reporting Standards (“IFRS”). On January 31,

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

2013, the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (“ASU 2013-01”). ASU 2013-01 limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements and securities lending transactions. Both standards are effective for interim and annual periods beginning January 1, 2013 and should be applied retrospectively. The Partnership adopted both standards on January 1, 2013. The standards did not have an effect on the Partnership’s condensed combined financial statement footnotes, as the Partnership’s derivative financial instruments are not presented on a net basis in the Partnership’s condensed combined balance sheets.

In February 2013, the FASB issued ASU No. 2013-02, Reporting Amounts Reclassified Out of Accumulated Comprehensive Income (“ASU 2013-02”), related to the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the related notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2012. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. As such, the Partnership can delay the adoption of certain accounting standards until these standards would otherwise apply to private companies. The Partnership has elected to delay such adoption of new or revised accounting standards, and as a result, the Partnership will not adopt ASU 2013-02 until interim periods in 2014 as required by nonpublic entities.

3. Property, Plant and Equipment

Net property, plant and equipment are composed of the following (in thousands):

	Estimated Useful Lives (Years)	December 31, 2012	March 31, 2013
Gas processing plants (1)	5 – 40	$132,690	$132,344
Gathering pipelines and related equipment	5 – 40	36,853	45,612
Land and rights of way	—	8,197	11,703
Construction-in-progress	—	12,486	6,791
Information technology and other	2 – 10	2,467	2,886
Office building	15	306	306
Autos	5	296	300

Total		193,295	199,942
Accumulated depreciation		(28,156)	(30,141)

Property, plant and equipment, net		$165,139	$169,801

(1)	Includes inlet and residue pipelines and connections.

The Partnership’s principal assets consist of the two related natural gas processing facilities located in Panola County, Texas, a natural gas processing facility located in Tyler County, Texas, a 50% interest in a CO2 processing facility located in Monell, Wyoming, two natural gas gathering systems connected to its Panola County processing facilities and two NGL transportation pipelines that connect its Panola County and Tyler County processing facilities to third party NGL pipelines. The second of the Panola facilities was completed in December of 2011.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

In June 2006, the Partnership and Anadarko Gathering Company (“Anadarko”) entered into a collaborative agreement of construction, ownership and operation of the Monell processing facility located in Monell, Wyoming. Under the agreement, the Partnership and Anadarko each own 50% of the ownership interest in the plant. The Partnership was responsible for design and construction of the Monell facility. Anadarko was designated as an operator of the facility who has exclusive right to operate the facility until terminated by unanimous vote of the owners. Revenue generated from and capital expenditures and operating expenses incurred in connection with the operation of the plant are allocated on a pro-rata basis in proportion to each owner’s ownership interest. The Partnership records its proportional cost of the Monell facility and its share of revenues and expenses in its condensed combined financial statements, as earned and incurred, respectively. For the three months ended March 31, 2012 and 2013, the Partnership recorded revenues of $0.3 million and $0.1 million, respectively, and recorded expenses of $0.2 million and $0.2 million, respectively, attributable to the Monell facility in connection with the collaborative arrangement. These revenues are recorded in natural gas, NGLs and condensate revenue and the expenses are recorded in operation and maintenance in the condensed combined statements of operations. As of December 31, 2012 and March 31, 2013, property, plant and equipment, net recorded in the condensed combined balance sheets attributable to the Monell facility was $3.5 million and $3.4 million, respectively.

The cost of property, plant and equipment classified as “Construction-in-progress” is excluded from costs being depreciated. These amounts represent property that is not yet suitable to be placed into productive service as of the respective balance sheet date.

Depreciation expense was $1.9 million and $2.0 million for the three months ended March 31, 2012 and 2013, respectively.

4. Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31, 2012	March 31, 2013
Term loan	$125,000	$123,438
Revolving credit facility	1,500	4,000

Total debt	126,500	127,438
Less: current maturities	6,250	6,250

Total long-term debt	$120,250	$121,188

In October 2007, SEV and all of its subsidiaries (collectively, the “Borrowers”), including Marlin Midstream, were party to a credit agreement, consisting of a working capital facility, a term loan and a revolving credit facility (the “Credit Agreement”), as co-borrowers and were jointly and severally liable for amounts borrowed under the Credit Agreement. The Credit Agreement was secured by substantially all of the assets of SEV and its subsidiaries, including all of Marlin Midstream’s assets.

The Credit Agreement was amended on May 30, 2008 to provide for a $177.5 million working capital facility, a $100.0 million term loan, and a $35.0 million revolving credit facility. On January 24, 2011, the Borrowers amended and restated the Credit Agreement (the “Fifth Amended Credit Agreement”) to decrease the working capital facility to $150.0 million, to increase the term loan to $130.0 million and to eliminate the revolving credit facility.

On December 17, 2012, the Borrowers amended and restated the Fifth Amended Credit Agreement to decrease the working capital facility to $70.0 million, to decrease the term loan to $125.0 million and to reinstate the revolving credit facility in the amount of $30.0 million (the “Sixth Amended Credit Agreement”). The Sixth Amended Credit Agreement matures on December 17, 2014.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

Although Marlin Midstream is jointly and severally liable for SEV’s borrowings, Marlin Midstream has not historically had access to the working capital facility, but was the primary recipient of the proceeds from the term loan and revolving credit facility.

The Partnership applies ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date (“ASU 2013-04”), which prescribes the accounting for joint and several liability arrangements. This guidance requires an entity to measure its obligation resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. Based on the Sixth Amended Credit Agreement and understanding among the Borrowers, the term loan and the revolving credit facility are assigned specifically to Marlin Midstream. The Partnership has recognized the proceeds from the term loan and the revolving credit facility on its condensed combined balance sheets at December 31, 2012 and March 31, 2013 in the amount of $126.5 million and $127.4 million, respectively, which represent the amounts Marlin Midstream agreed with the other borrowers to pay, and the amounts Marlin Midstream expects to pay.

The Partnership expects the working capital facility to be used by SEV and its affiliates, excluding Marlin Midstream. In the event of a default by SEV, Marlin Midstream could become liable for the outstanding balance of the working capital facility, since there are no recourse provisions limiting Marlin Midstream’s liability. However, based on historical knowledge of the previous credit facilities, as well as the Partnership’s understanding and assessment of the Partnership’s and SEV’s future operating plans and capabilities, the Partnership has concluded the probability that Marlin Midstream will be required to pay the outstanding borrowings by SEV under the working capital facility to be remote. The SEV outstanding balance on the working capital facility at December 31, 2012 and March 31, 2013 was $10.0 and $2.0 million, respectively.

Revolving Credit Facility and Term Loan

The revolving credit facility and term loan are available: (a) for Marlin Midstream’s general corporate purposes and (b) to finance Marlin Midstream’s capital expenditures and acquisitions. At any time, or from time to time, borrowings outstanding under the revolving credit facility and term loan may be repaid in whole or in part without any financial penalty.

The Sixth Amended Credit Agreement contains various operational and financial covenants that are typical for these types of agreements and may restrict Marlin Midstream from assuming certain types of debt, granting liens, selling substantial portions of assets, transferring assets, merging, dissolving, or otherwise materially changing the character of the business. Marlin Midstream was in compliance of all covenants as of March 31, 2013.

Term loan

The term loan consisted of $130.0 million in 2011 under the Fifth Amended Credit Agreement and was later amended to $125.0 million on December 17, 2012 under the Sixth Amended Credit Agreement. The term loan requires quarterly principal payments of $1.6 million to maturity, with the balance of $112.5 million due on December 17, 2014.

Under the Sixth Amended Credit Agreement, Marlin Midstream may elect to have loans under the term loan bear interest either (i) at a Eurodollar based rate plus a margin ranging from 3.50% to 4.25% depending on SEV’s consolidated funded indebtedness ratio then in effect, or (ii) at a base rate loan plus a margin ranging from 2.50% to 3.25% depending on SEV’s consolidated funded indebtedness ratio then in effect.

The interest rate for the term loan was 3.96% and 3.95% at December 31, 2012 and March 31, 2013, respectively.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

Revolving credit facility

The revolving credit facility was reinstated on December 17, 2012 with a borrowing capacity of $30.0 million as part of the Sixth Amended Credit Agreement. The revolving credit facility outstanding principal is due on December 31, 2014. The outstanding balance on the revolving credit facility at December 31, 2012 and March 31, 2013, respectively, was $1.5 and $4.0 million.

Marlin Midstream may elect to have borrowings under the revolving credit facility bear interest either (i) at a Eurodollar based rate plus a margin ranging from 3.50% to 4.25% depending on SEV’s consolidated funded indebtedness ratio then in effect, or (ii) at a base rate loan plus a margin ranging from 2.50% to 3.25% depending on SEV’s consolidated funded indebtedness ratio then in effect.

The unused portion of the revolving credit facility is subject to a commitment fee of 0.50%. The interest rate was 3.96% and 3.95% at December 31, 2012 and March 31, 2013, respectively.

Deferred Financing Costs

Deferred financing costs were $1.2 million and $1.0 million as of December 31, 2012 and March 31, 2013, respectively. Of these amounts, $0.7 million and $0.6 million are included in other current assets within the condensed combined balance sheets at December 31, 2012 and March 31, 2013, respectively, and $0.5 million and $0.4 million are included in other assets within the condensed combined balance sheets at December 31, 2012 and March 31, 2013, respectively, based on the term of the related debt obligations.

Amortization of deferred financing costs was $0.1 million and $0.2 million for the three months ended March 31, 2012 and 2013, respectively, and is recorded in interest expense, net of amounts capitalized in the condensed combined statements of operations.

In conjunction with executing the Fifth Amended Credit Agreement in 2011, Marlin Midstream paid $1.1 million of financing costs, all of which were capitalized.

In conjunction with executing the Sixth Amended Credit Agreement in 2012, Marlin Midstream paid $1.0 million of financing costs, of which $0.9 million was capitalized and $0.1 million was expensed immediately in general and administrative expenses in the condensed combined statements of operations. Simultaneously, Marlin Midstream wrote off $0.2 million of existing unamortized deferred financing costs related to the Fifth Amended Credit Agreement, which is recorded in interest expense in the condensed combined statements of operations.

Interest Expense

A reconciliation of total interest expense to “interest expense, net of amounts capitalized” as reported in the condensed combined statements of operations for the three months ended March 31 is as follows (in thousands):

	Three Months Ended March 31,
	2012	2013
Interest expense on long-term debt	$1,099	$1,244
Interest expense from amortization of deferred financing costs	91	167
Less interest expense capitalized	(50)	(112)

Total interest expense, net of amounts capitalized	$1,140	$1,299

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

Debt Maturities

Aggregate maturities of the principal amounts of long-term debt, under the Sixth Amended Credit Agreement as of March 31, 2013 are as follows (in thousands):

2013	$6,250
2014	121,188

Total	$127,438

5. Derivative Financial Instruments

The Partnership uses interest-rate-related derivative instruments to manage its exposure related to changes in interest rates on its variable rate debt instruments and periodically uses commodity derivatives to manage its exposure to commodity price fluctuations. The Partnership does not enter into speculative or trading derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates and commodity prices, the Partnership exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of the derivative contract is negative, the Partnership owes the counterparty, and therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Partnership do not contain credit-risk-related contingent features.

Market risk is the adverse effect on the fair value of a derivative instrument that results from a change in the underlying interest rates or commodity prices. For derivative instruments where hedge accounting is utilized, unrealized gains and losses recognized on derivative instruments due to changes in the fair value of the derivative instruments will offset corresponding realized gains and losses on the related hedged item. Unrealized gains or losses are recognized on the derivative instruments, to the extent the hedge is effective, are deferred in other comprehensive income, and recognized in income when the underlying hedged transaction in recognized. For derivative instruments where hedge accounting is not utilized, unrealized gains and losses due to changes in the fair value of the derivative instruments are recognized currently in earnings and may not fully offset current period realized gain or losses on the related hedged item. The market risk associated with interest rate and commodity price contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership maintains a commodity-price-risk management strategy that periodically uses derivative instruments to minimize significant unanticipated earnings fluctuations caused by commodity-price-volatility.

Commodity Derivatives

The Partnership is exposed to market risk from changes in energy commodity prices within its operations. The Partnership sells NGL volumes received as compensation for processing services and also buys natural gas to satisfy the required fuel and shrink needed to recover NGLs. To reduce exposure to a decrease in revenues from fluctuations in NGL market prices or increases in costs and operating expenses from fluctuations in natural gas market prices, the Partnership may enter into NGL or natural gas derivative contracts to mitigate the price risk on forecasted sales of NGLs and purchases of natural gas. The Partnership’s NGL derivatives have been designated as cash flow hedges, while its natural gas derivatives do not qualify for hedge accounting despite hedging its future cash flows on an economic basis.

Changes in the fair value of commodity derivatives that are not designated as cash flow hedges are recorded within cost of revenues—affiliates in the condensed combined statements of operations. Changes in the fair

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

value of designated cash flow hedges, to the extent effective, are deferred in other comprehensive income and reclassified into earnings in the same period or periods in which the hedged forecasted purchases or sales affect earnings, or when it is probable that the hedged forecasted transaction will not occur by the end of the originally specified time period. Settlements of derivatives are included in cash flows from operating activities for the Partnership. The Partnership has no outstanding commodity derivative instruments at March 31, 2013 or December 31, 2012.

Interest Rate Swap

On January 24, 2011, Marlin Midstream entered into the 2011 Swap. The 2011 Swap paid a fixed rate and received a floating rate in order to fix the interest rate on Marlin Midstream’s term loan and was scheduled to mature on January 24, 2014. The notional amount of the 2011 Swap as of December 31, 2011 was $100.0 million.

On December 17, 2012, Marlin Midstream terminated the 2011 Swap and entered into the 2012 Swap in order to fix a portion of the interest rate on the Marlin Midstream’s amended term loan. Marlin Midstream pays a fixed rate and receives a floating rate under the 2012 Swap. The maturity date of the 2012 Swap is December 17, 2014. The notional amount of Marlin Midstream’s term loan declines over time so that the amount of debt covered by the 2012 Swap is $61.7 million and $59.4 million at March 31, 2013 and December 31, 2013, respectively.

Marlin Midstream’s interest rate swaps did not meet the criteria necessary to qualify for cash flow hedge accounting and thus are recorded at fair value at each reporting period with the associated unrealized gain or loss recorded in gain (loss) on interest rate swap in the condensed combined statements of operations.

The following table presents the fair value of the Partnership’s derivative assets and liabilities including amounts for designated and undesignated hedge activities (in thousands):

Description of Derivatives	Balance sheet location	December 31, 2012		March 31, 2013
		Assets	Liabilities	Assets	Liabilities
Undesignated interest rate swap contract	Other assets	$15	$—	$25	$—
Undesignated interest rate swap contract	Fair value of derivative liabilities	—	(72)	—	(73)

Total		$15	$(72)	$25	$(73)

The following table presents the net realized and unrealized losses recognized in net income for derivative instruments not designated as hedging instruments (in thousands):

Description of Derivatives	Statement of Operations Location	Three Months Ended March 31,
		2012	2013
Natural gas option contracts	Cost of revenues—affiliates	$(87)	$—
Interest rate swap contracts	Loss on interest rate swap	(368)	(10)

Total loss recognized in income		$(455)	$(10)

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

The following table presents the gain for NGL forward contracts designated and accounted for as cash flow hedges, as recognized in other comprehensive income and cost of revenues—affiliates (in thousands):

Description of Derivatives	Location	Three Months Ended March 31,
		2012	2013
Gain recognized in accumulated other comprehensive income	Accumulated other comprehensive income	$689	$—
Gain reclassified from accumulated other comprehensive income to income	Cost of revenues—affiliates	$752	$—

As of December 31, 2012 and March 31, 2013, respectively, there are no deferred gains or losses remaining in accumulated other comprehensive income as the Partnership does not have any open derivative instruments designated as cash flow hedges at December 31, 2012 and March 31, 2013, respectively.

6. Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurement, established a single authoritative definition of fair value when accounting rules require the use of fair value, set out a framework for measuring fair value and required additional disclosures about fair value measurements. The standard clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities).

•	Level 3—Significant unobservable inputs (including the Partnership’s own assumptions in determining fair value).

When the Partnership is required to measure fair value, and there is not a market-observable price for the asset or liability or a market-observable price for a similar asset or liability, the Partnership utilizes the cost, income, or market valuation approach depending on the quality of information available to support management’s assumptions.

The following table provides the Partnership’s carrying values of financial instruments measured at fair value on a recurring basis, by input level. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value requires judgment and may affect the placement of assets and liabilities within the fair value hierarchy levels. The Partnership has not presented its derivative assets and liabilities on a net basis in the combined balance sheets and has not been required to maintain any cash collateral offset for any of its derivative financial instruments.

	Level 1	Level 2	Level 3	Total
	(in thousands)
December 31, 2012
Interest rate swap liability—current	$—	$(72)	$—	$(72)
Interest rate swap asset—long-term	$—	$15	$—	$15

March 31, 2013
Interest rate swap liability—current	$—	$(73)	$—	$(73)
Interest rate swap asset—long-term	$—	$25	$—	$25

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

The Partnership had no financial instruments measured using Level 1 or 3 at December 31, 2012 and March 31, 2013. The Partnership had no transfers of assets or liabilities between any of the above levels during 2012 or 2013. The interest rate swap derivatives are valued using current forward interest rates as quoted by brokers to be received in a cash market. The Partnership also considers counterparty credit rating, which is internally estimated in determining a credit adjustment. The credit adjustment was not material as of December 31, 2012 and March 31, 2013, respectively.

The estimated fair value of accounts receivable, accounts payable, and accrued liabilities approximate their carrying values due to their short-term nature. The estimated fair value of accounts receivable—affiliates and accounts payable—affiliates cannot be determined due to the related party nature of these items. The estimated fair value of the Partnership’s outstanding long-term debt approximates carrying value due to the variable rate nature of the Partnership’s long-term debt.

7. Commitments and Contingencies

In 2012, the Partnership entered into an agreement to purchase railcars with a future cash obligation of $12.6 million due in 2014. The railcars are expected to be delivered in the spring of 2014.

The Partnership has reserved capacity of 3,500 barrels a day at a third-party fractionator. If the Partnership fails to deliver 95% of the reserved capacity, then Partnership is obligated to pay a fixed fee. The maximum total fixed fee that the Partnership would be obligated to pay is approximately $2.2 million per year through the end of the contract, which expires April 30, 2015. The Partnership recorded $0.4 million of expense for the three months ended March 31, 2013 of accrued deficiency payments for under delivery of volumes. No payments were accrued or paid in 2012.

From time to time, the Partnership may be involved in legal, tax, regulatory and other proceedings in the ordinary course of business. Management does not believe that we are a party to any litigation that will have a material impact on our financial condition or results of operations.

8. Transactions with Affiliates

From time to time, the Partnership enters into transactions with SEV related affiliates that have a common owner with the Partnership in order to reduce risk, create strategic alliances and supply or receive goods and services to these SEV related affiliates.

Accounts receivable from and accounts payable to affiliates

The Partnership had receivables due from affiliates of $ 0.1 and $0.1 million at December 31, 2012 and March 31, 2013, respectively. Payables to affiliates were $18.7 million and $15.5 million at December 31, 2012 and March 31, 2013, respectively, primarily related to gas purchases from affiliates to satisfy requirements under the Partnership’s keep-whole contracts. Please read also Note 9 (“Subsequent Events”).

Revenues and cost of revenues

The Partnership provides processing services for a subsidiary of SEV, whereby the Partnership gathers natural gas from third parties, extracts NGLs, and redelivers the processed natural gas to the subsidiary of SEV. Under certain third-party contracts, the Partnership transfers all natural gas purchased to the subsidiary of SEV at market price. The Partnership also replaces energy used in processing due to the extraction of liquids, compression and transportation of natural gas, and fuel by purchasing natural gas from a subsidiary of SEV at the same market price. The Partnership uses the MMBtu volume to measure how much energy is used in processing. Cost of natural gas, NGLs and condensate revenue—affiliates included in the Partnership’s results of operations for the three months ended March 31, 2012 and, 2013 from these agreements were $1.2 million and $1.5 million, respectively.

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

Additionally, the Partnership has entered into a gas transportation agreement with a subsidiary of SEV. The Partnership receives the higher of (i) a minimum monthly payment or (ii) a transportation fee per MMBtu times actual volumes delivered. The current transportation agreement expired on February 28, 2013, but was extended for three additional years at a fixed rate per MMBtu without a minimum monthly payment. Included in the Partnership’s results of operations for the three months ended March 31, 2012 and 2013 are gathering, processing and other revenue—affiliates of less than $0.1 million and $0.1 million, respectively, related to these transactions.

Cost allocations

SEV and its affiliates have paid certain expenses on behalf of the Partnership, such as insurance, professional fees, and financing fees. These expenses are reimbursed by the Partnership to SEV and its affiliates and are included in operation and maintenance—affiliates and general and administrative—affiliates in the condensed combined statements of operations. In addition, SEV and its affiliates have allocated certain overhead costs associated with general and administrative services, including facilities, information services, human resources and other support departments to the Partnership. Where costs incurred on the Partnership’s behalf cannot be determined by specific identification, the costs are primarily allocated to the Partnership based on percentage of departmental usage, wages or headcount. The Partnership believes these allocations are a reasonable reflection of the utilization of services provided. However, the allocations may not fully reflect the expenses that would have been incurred had the Partnership been a stand-alone company during the periods presented.

The total amount charged to the Partnership for direct reimbursement and overhead cost allocations for the three months ended March 31, 2012 and 2013, which is recorded in operation and maintenance—affiliates was $0.1 million and $0.2 million, respectively. The total amount charged to the Partnership for direct reimbursement and overhead cost allocations for the three months ended March 31, 2012 and 2013, which is recorded in general and administrative—affiliates was $0.3 million and $0.3 million, respectively.

Equipment purchase

In 2012, the Partnership purchased a field office facility, vehicles and computer equipment from an affiliate of SEV for $0.3 million. The purchased assets were bought by the Partnership at SEV’s historical cost basis at the time of sale, as the transactions were between related entities.

Capital Contributions

During the three months ended March 31, 2013, the Partnership received capital contributions of $0.3 million from its sole member, who is also the sole member of SEV and NuDevco.

9. Subsequent Events

On April 8, 2013, SEV and the Partnership entered an Acknowledgement and Agreement, whereby SEV and the Partnership acknowledged and agreed that $14.7 million of the accounts payable—affiliates balance (the “Outstanding Amount”) as of March 31, 2013 (i) is not required to be paid sooner than March 31, 2014, (ii) that no interest shall accrue on the Outstanding Amount or any future accounts payable—affiliates balances owed by the Partnership, and (iii) the Agreement does not preclude the Partnership from paying the Outstanding Amount prior to March 31, 2014. Accordingly, $14.7 million was reclassified to long-term accounts payable—affiliates in the December 31, 2012 condensed combined balance sheet.

On April 25, 2013, the Partnership received a capital contribution of $3.0 million from its sole member. On April 26, 2013, the Partnership paid $3.0 million of the Outstanding Amount, reducing the Outstanding Amount to $11.7 million.

On June 3, 2013 SEV and the Partnership entered into a revised Acknowledgement and Agreement, whereby SEV and the Partnership acknowledged and agreed that $11.7 million of the accounts payable—affiliates

MARLIN MIDSTREAM PARTNERS, LP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

balance (the “Remaining Outstanding Amount”) as of March 31, 2013 (i) is not required to be paid sooner than July 31, 2014, (ii) that no interest shall accrue on the Remaining Outstanding Amount or any future accounts payable—affiliates balances owed by the Partnership, and (iii) the Agreement does not preclude the Partnership from paying the Remaining Outstanding Amount prior to July 31, 2014. Accordingly, $11.7 million was reclassified to long-term accounts payable—affiliates in the March 31, 2013 condensed combined balance sheet.

APPENDIX A

Amended and Restated Agreement

of Limited Partnership of Marlin Midstream Partners, LP

To be provided by amendment.

A-1

APPENDIX B

Glossary of Terms

Bbl: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bbls/d: Stock tank barrel per day.

Bbls/hr: Stock tank barrel per hour.

catalyst: A substance that alters, accelerates, or instigates chemical changes, but is neither produced, consumed nor altered in the process.

common carrier pipeline: A pipeline engaged in the transportation of crude oil, refined products or other hydrocarbon-based products as a common carrier for hire.

condensate: A natural gas liquid with a low vapor pressure, mainly composed of propane, butane, pentane and heavier hydrocarbon fractions.

crude oil: A mixture of hydrocarbons that exists in liquid phase in underground reservoirs.

dry gas: A natural gas primarily composed of methane and ethane where heavy hydrocarbons and water either do not exist or have been removed through processing.

end-user markets: The ultimate users and consumers of transported energy products.

FERC: Federal Energy Regulatory Commission.

GPM: Gallons per minute.

Mcf: One thousand cubic feet.

MBbls/d: One thousand stock tank barrels per day.

MMBbl/d: One million stock tank barrels per day.

MMBtu: One million British Thermal Units.

MMcf: One million cubic feet.

MMcf/d: One million cubic feet per day.

Natural gas liquids, or NGLs: The combination of ethane, propane, normal butane, isobutane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NGA: Natural Gas Act of 1938.

NYMEX: New York Mercantile Exchange.

PHMSA: Pipeline and Hazardous Materials Safety Administration.

play: A proven geological formation that contains commercial amounts of hydrocarbons.

residue gas: The dry gas remaining after being processed or treated.

Securities Act: Securities Act of 1933, as amended.

tailgate: Refers to the point at which processed natural gas and natural gas liquids leave a processing facility for end-user markets.

Tcf: One trillion cubic feet.

B-1

throughput: The volume of natural gas transported or passing through a pipeline, plant, terminal or other facility during a particular period.

wellhead: The equipment at the surface of a well used to control the well’s pressure; also, the point at which the hydrocarbons and water exit the ground.

WTI: West Texas Intermediate, a type of crude oil commonly used as a price benchmark.

B-2

Common Units

Representing Limited Partner Interests

Marlin Midstream Partners, LP

PROSPECTUS

                    , 2013

Stifel

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common units, you should not rely upon any information other than the information in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither the delivery of this prospectus nor the sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common units in any circumstances under which the offer or solicitation is unlawful.

Until                     , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts, commissions and a structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		25,250
NASDAQ listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Marlin Midstream Partners, LP

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Marlin Midstream Partners, LP and our general partner, their officers and directors, and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

Marlin Midstream GP, LLC

Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Under the limited liability agreement of our general partner, in most circumstances, our general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative):

•	any person who is or was an affiliate of our general partner (other than us and our subsidiaries);

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any affiliate of our general partner;

•

any person who is or was serving at the request of our general partner or any affiliate of our general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; and

•	any person designated by our general partner.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.

Item 15.	Recent Sales of Unregistered Securities.

On April 19, 2013, in connection with our formation, the Partnership issued to (i) Marlin Midstream GP, LLC a 2.0% general partner interest in the Partnership for $20 and (ii) NuDevco a 98.0% limited partner interest in the Partnership in exchange for $980. These transactions were exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

The following documents are filed as exhibits to this registration statement:

Number	Description

1.1*	Form of Underwriting Agreement

3.1†	Certificate of Limited Partnership of Marlin Midstream Partners, LP

3.2*	Form of Amended and Restated Agreement of Limited Partnership of Marlin Midstream Partners, LP

3.3†	Certificate of Formation of Marlin Midstream GP, LLC

5.1*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1*	Opinion of Latham & Watkins LLP relating to tax matters

10.1*	Form of Credit Agreement

10.2*	Form of Marlin Midstream GP, LLC Long-Term Incentive Plan

10.3*	Form of Unit Award Agreement

10.4*	Form of Contribution, Conveyance and Assumption Agreement

10.5*	Form of Omnibus Agreement

10.6#	Form of Gas Gathering and Processing Agreement, between Associated Energy Services, LP and Marlin Midstream, LLC

10.7#	Gas Gathering and Processing Agreement, dated March 31, 2012, between Marlin Midstream, LLC and Anadarko E&P Company LP

10.8#	Gas Gathering and Processing Agreement, dated August 1, 2012, between Marlin G&P I, LLC and Anadarko E&P Company LP

10.9#	Amendment to Gas Gathering and Processing Agreement, dated September 1, 2012, between Martin G&P I, LLC and Anadarko E&P Company LP

10.10#	Amended and Restated Gas Processing Agreement, dated January 1, 2008, between Springfield Pipeline LLC and Marlin Midstream, LLC

10.11#	First Amendment to Amended and Restated Gas Processing Agreement, dated July 1, 2011, between Springfield Pipeline LLC and Marlin Midstream, LLC

10.12#	Form of Transloading Services Agreement, between Marlin Logistics, LLC and Associated Energy Services, LP, with respect to Big Horn Transloading Facility

10.13#	Form of Transloading Services Agreement, between Marlin Logistics, LLC and Associated Energy Services, LP, with respect to Wildcat Transloading Facility

Number	Description

10.14#	Form of Master Ladder Transloading Services Agreement, between Marlin Logistics, LLC and Associated Energy Services, LP

10.15#	Term Purchase Contract, dated May 1, 2010, between Marlin Midstream, LLC and Enterprise Products Operating LLC

21.1*	List of Subsidiaries of Marlin Midstream Partners, LP

23.1	Consent of KPMG LLP

23.3*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.4*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

24.1†	Powers of Attorney (contained on the signature page to this Registration Statement)

†	Previously filed.
*	To be filed by amendment.
#	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Securities and Exchange Commission.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(iii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iv) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(v) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Marlin Midstream GP, our general partner, or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Marlin Midstream GP or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The undersigned registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 10, 2013.

Marlin Midstream Partners, LP

By:	MARLIN MIDSTREAM GP, LLC
its general partner

By:
Name:
Title:

Each person whose signature appears below appoints W. Keith Maxwell III, Terry D. Jones and Amanda Bush, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

W. Keith Maxwell III	Chief Executive Officer (Principal Executive Officer) and Director	June , 2013

Amanda Bush	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June , 2013

Terry D. Jones	Director	June , 2013

EXHIBIT INDEX

Number	Description

1.1*	Form of Underwriting Agreement

3.1†	Certificate of Limited Partnership of Marlin Midstream Partners, LP

3.2*	Form of Amended and Restated Agreement of Limited Partnership of Marlin Midstream Partners, LP

3.3†	Certificate of Formation of Marlin Midstream GP, LLC

5.1*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1*	Opinion of Latham & Watkins LLP relating to tax matters

10.1*	Form of Credit Agreement

10.2*	Form of Marlin Midstream GP, LLC Long-Term Incentive Plan

10.3*	Form of Unit Award Agreement

10.4*	Form of Contribution, Conveyance and Assumption Agreement

10.5*	Form of Omnibus Agreement

10.6#	Form of Gas Gathering and Processing Agreement, between Associated Energy Services, LP and Marlin Midstream, LLC

10.7#	Gas Gathering and Processing Agreement, dated March 31, 2012, between Marlin Midstream, LLC and Anadarko E&P Company LP

10.8#	Gas Gathering and Processing Agreement, dated August 1, 2012, between Marlin G&P I, LLC and Anadarko E&P Company LP

10.9#	Amendment to Gas Gathering and Processing Agreement, dated September 1, 2012, between Martin G&P I, LLC and Anadarko E&P Company LP

10.10#	Amended and Restated Gas Processing Agreement, dated January 1, 2008, between Springfield Pipeline LLC and Marlin Midstream, LLC

10.11#	First Amendment to Amended and Restated Gas Processing Agreement, dated July 1, 2011, between Springfield Pipeline LLC and Marlin Midstream, LLC

10.12#	Form of Transloading Services Agreement, between Marlin Logistics, LLC and Associated Energy Services, LP, with respect to Big Horn Transloading Facility

10.13#	Form of Transloading Services Agreement, between Marlin Logistics, LLC and Associated Energy Services, LP, with respect to Wildcat Transloading Facility

10.14#	Form of Master Ladder Transloading Services Agreement, between Marlin Logistics, LLC and Associated Energy Services, LP

10.15#	Term Purchase Contract, dated May 1, 2010, between Marlin Midstream, LLC and Enterprise Products Operating LLC

21.1*	List of Subsidiaries of Marlin Midstream Partners, LP

23.1	Consent of KPMG LLP

23.3*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.4*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

24.1#	Powers of Attorney (contained on the signature page to this Registration Statement)

†	Previously filed.
*	To be filed by amendment
#	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Securities and Exchange Commission.